Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 14 DATED MARCH 22, 2013

TO THE PROSPECTUS DATED JULY 12, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated July 12, 2012 as supplemented by Supplement No. 1, dated August 1, 2012, Supplement No. 2, dated August 13, 2012, Supplement No. 3, dated September 4, 2012, Supplement No. 4, dated September 10, 2012, Supplement No. 5, dated October 1, 2012, Supplement No. 6, dated November 1, 2012, Supplement No. 7, dated November 14, 2012, Supplement No. 8, dated December 3, 2012, Supplement No. 9, dated December 21, 2012, Supplement No. 10, dated January 3, 2013, Supplement No. 11, dated January 30, 2013, Supplement No. 12, dated February 1, 2013, and Supplement No. 13 dated March 1, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	updated information regarding our investment objectives;

•	information regarding the components of our net asset value as of December 31, 2012;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2012;

•	experts information; and

•	our consolidated financial statements and the notes thereto as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

Updated Information Regarding Our Investment Objectives

Our primary investment objectives are:

•	providing current income to our stockholders in the form of quarterly cash distributions;

•	preserving and protecting our stockholders’ capital investments;

•	realizing capital appreciation in our share price from active investment management and asset management; and

•	providing portfolio diversification in the form of multi-asset class investing in direct real estate.

Consistent with these objectives, we seek to consistently distribute a dividend and achieve appreciation of our NAV and to enable stockholders to utilize real estate as an asset class in diversified, long-term investment portfolios. There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, with the approval of our stockholders.

Net Asset Value Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV on a daily basis. One fundamental element of the valuation process, the valuation of our real property portfolio, is managed by Altus Group U.S., Inc., an independent valuation firm (“the Independent Valuation Firm”) approved by our board of directors, including a majority of our independent directors.

The following table sets forth the components of NAV for the Company as of December 31, 2012 and September 30, 2012 (amounts in thousands except per share information). As used below, “Fund Interests” means our Class E shares, Class A shares, Class W shares, and Class I shares, along with the Class E OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

	NAV Figures as of December 31, 2012 (1)	NAV Figures as of September 30, 2012 (1)
Real properties	$2,734,825	$2,714,295
Debt related investments	187,321	206,527
Cash and other assets, net of other liabilities	6,447	7,808
Debt obligations	(1,620,482)	(1,623,540)
Outside investor’s interests	(18,740)	(18,782)

Aggregate fund NAV	$1,289,371	$1,286,308
Total fund interests outstanding	192,303	193,709
NAV per fund interest	$6.70	$6.64

(1)	When the fair value of our real estate assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). However, our valuation procedures and our NAV are not subject to accounting principles generally accepted in the United States (“GAAP”) and will not be subject to independent audit. In the determination of our NAV, the value of certain of our assets and liabilities are generally determined based on their carrying amounts under GAAP; however, those principles are generally based upon historic cost and therefore may not be determined in accordance with ASC Topic 820. Readers should refer to our audited financial statements for our net book value determined in accordance with GAAP from which one can derive our net book value per share by dividing our stockholders’ equity by shares of our common stock outstanding as of the date of measurement.

Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, the valuation of our real estate assets, which is the largest component of our NAV calculation, will be provided to us by the Independent Valuation Firm on a daily basis. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Other examples that will cause our NAV to differ from our GAAP net book value, include the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV, and, for purposes of determining our NAV, the assumption of a value of zero in certain instances where the balance of a loan exceeds the value of the underlying real estate properties, where GAAP net book value would reflect a negative equity value for such real estate properties, even if such loans are non-recourse. Third party appraisers may value our individual real estate assets using appraisal standards that deviate from market value standards under GAAP. The use of such appraisal standards may cause our NAV to deviate from GAAP fair value principles. We did not develop our valuation policies and procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to redeem shares under our share redemption programs and our ability to suspend or terminate our share redemption programs at any time. Our NAV does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Please note that our NAV is not a representation, warranty or guarantee that: (1) we would fully realize our NAV upon a sale of our assets; (2) shares of our common stock would trade at our per share NAV on a national securities exchange; or (3) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

As of December 31, 2012, our net tangible book value per share (for each of our four classes of common stock) was $4.61, which is net of intangible lease assets and liabilities of $0.49 per share and accumulated depreciation of $2.51 per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets (exclusive of certain intangible items which include our net lease intangibles (both assets and liabilities), deferred financing costs and deferred lease revenues) minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our net asset value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the Company. For example, if our assets have appreciated in value since acquisition, or depreciated in a manner that is different than GAAP straight-line depreciation, our net tangible book value would not reflect this.

The December 31, 2012 valuation for our real properties was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. The valuation of $2.73 billion compares to a GAAP basis of real properties (before accumulated amortization and depreciation) of $2.69 billion, representing an increase of approximately $39.9 million or 1.5%. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.

	Retail	Office	Industrial	Weighted Average Basis
Exit capitalization rate	6.84%	7.20%	7.36%	7.13%
Discount rate / internal rate of return (“IRR”)	7.28%	7.88%	8.13%	7.76%
Annual market rent growth rate	2.98%	3.00%	3.00%	3.00%
Average holding period	10.0	10.2	10.2	10.2

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, an increase in the weighted-average annual discount rate/IRR and the exit capitalization rate of 0.25% would reduce the value of our real properties by approximately 1.98% and 2.09%, respectively.

The following table sets forth the quarterly changes to the components of NAV for the Company and the reconciliation of NAV changes for each class of shares (amounts in thousands, except per share information):

	Total	Class E Common Stock	Class E OP Units	Class A	Class W	Class I
NAV as of September 30, 2012	$1,286,308	$1,185,792	$100,270	$82	$82	$82
Fund level changes to NAV
Realized/unrealized gains (losses) on net assets	7,197	6,668	529	*	*	*
Income accrual	26,027	24,087	1,934	2	2	2
Net dividend accrual	(16,976)	(15,714)	(1,259)	(1)	(1)	(1)
Asset management and advisory fee	(3,730)	(3,453)	(277)	*	*	*
Performance based fee	—	—	—	—	—	—
Class Specific Changes to NAV
Dealer Manager fee	—	—	—	*	*	*
Distribution fee	—	—	—	*	—	—

NAV as of December 31, 2012 before share sale/redemption activity	$1,298,826	$1,197,380	$101,197	$83	$83	$83

	Total	Class E Common Stock	Class E OP Units	Class A	Class W	Class I
Share sale/redemption activity
Shares sold	8,052	8,052	—	—	—	—
Shares redeemed	(17,507)	(11,351)	(6,155)	—	—	—

NAV as of December 31, 2012	$1,289,371	$1,194,081	$95,041	$83	$83	$83

Shares outstanding as of September 30, 2012	193,709	178,572	15,101	12	12	12
Shares sold	1,212	1,212	—	—	—	—
Shares redeemed	(2,618)	(1,693)	(925)	—	—	—

Shares outstanding as of December 31, 2012	192,303	178,091	14,176	12	12	12
NAV per share as of September 30, 2012	$6.64	$6.64	$6.64	$6.64	$6.64	$6.64
Change in NAV per share	0.06	0.06	0.06	0.06	0.06	0.06

NAV per share as of December 31, 2012	$6.70	$6.70	$6.70	$6.70	$6.70	$6.70

*	Includes an immaterial amount less than $500.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments.

We believe we have operated in such a manner to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, commencing with the taxable year ended December 31, 2006, when we first elected REIT status. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through our operating partnership, Dividend Capital Total Realty Operating Partnership LP (our “Operating Partnership”). Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp. (the “TRS”), through which we execute certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership. We are an externally managed REIT and have no employees. Our day-to-day activities are managed by Dividend Capital Total Advisors LLC (our “Advisor”), a related party, under the terms and conditions of an advisory agreement (the “Advisory Agreement”).

On July 12, 2012, the Commission declared effective our Registration Statement on Form S-11 (Registration Number 333-175989) (the “Registration Statement”). Immediately thereafter, we changed our name from Dividend Capital Total Realty Trust Inc. to Dividend Capital Diversified Property Fund Inc. The Registration Statement applies to this offering of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares are expected to be offered to the public in a primary offering and $750,000,000 of shares are expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). In this offering, we are offering to the public three new classes of shares: Class A shares, Class W shares and Class I shares with net asset value (“NAV”) based pricing. See Net Asset Valuation in this Supplement for a description of our valuation procedures and valuation components, including important disclosure regarding real property valuations provided by Altus Group U.S., Inc., an independent valuation firm (“the Independent Valuation Firm”). Our NAV is not audited by our independent registered public accounting firm. We are offering to sell any combination of Class A shares, Class W shares and Class I shares with a dollar value up to the maximum offering amount. We will continue to sell shares of our unclassified common stock, which we refer to as “Class E” shares, pursuant to our distribution reinvestment plan offering registered on our Registration Statement on Form S-3 (Registration Number 333-162636) (the “Class E DRIP Offering”). As of December 31, 2012, we had 12,375 Class A shares, 12,375 Class W shares, and 12,375 Class I shares outstanding that were issued in a private offering on September 28, 2012. We refer to this offering and the Class E DRIP Offering collectively as our “Public Offerings.”

The primary sources of our revenue and earnings include rent received from customers under long-term operating leases at our properties, including reimbursements from customers for certain operating costs, and interest payments from our debt related investments. Our primary expenses include rental expenses, depreciation and amortization expenses, general and administrative expenses, asset management fees and interest expenses.

Our current investments include:

(1)	Direct investments in real properties, consisting of office, industrial, and retail properties, located in the United States; and

(2)	Certain debt related investments, including originating and participating in whole mortgage loans secured by commercial real estate, B-notes, mezzanine debt and other related investments (herein referred to as “debt related investments”).

As of December 31, 2012, we had total gross investments with an estimated fair value of approximately $2.9 billion (calculated in accordance with our valuation policies), comprised of:

(1)	94 operating properties located in 31 geographic markets in the United States, aggregating approximately 19.1 million net rentable square feet, and approximately 90% leased (approximately 92% leased, excluding Comerica Bank Tower). Our operating real property portfolio includes an aggregate gross investment amount of approximately $2.7 billion and consists of:

•	35 office properties located in 16 geographic markets, aggregating approximately 7.9 million net rentable square feet, with an aggregate fair value of approximately $1.7 billion;

•	28 industrial properties located in 16 geographic markets, aggregating approximately 8.1 million net rentable square feet, with an aggregate fair value of approximately $385.1 million; and

•	31 retail properties located in seven geographic markets, aggregating approximately 3.1 million net rentable square feet, with an aggregate fair value of approximately $696.8 million.

(2)	Approximately $187.3 million in net debt related investments, including (i) investments in mortgage notes of approximately $169.0 million, (ii) investments in B-notes of approximately $12.1 million, and (iii) mezzanine debt of $6.2 million.

Consistent with our investment strategy, we currently have four business segments: (i) investments in office real property, (ii) investments in industrial real property, (iii) investments in retail real property, and (iv) debt related investments. We may have additional segments in the future to the extent we enter into additional real property sectors, such as multifamily, hospitality, and other real property types.

Any future and near-term obligations are expected to be funded primarily through the use of cash on hand, cash generated from operations, proceeds from the Public Offerings, proceeds from the sale of existing investments, and the issuance and assumption of debt obligations.

•	Cash on hand — As of December 31, 2012, we had approximately $36.9 million of cash and cash equivalents.

•

Cash available under our credit facility — During the year ended December 31, 2012, we entered into a senior unsecured term loan and revolving line of credit (collectively, the “Facility”) under which we may borrow up to $450.0 million, comprised of $270.0 million under the term loan component, and $180.0 million under the revolving line of credit component. As of December 31, 2012, we had outstanding borrowings of $270.0 million and $30.0 million under the term loan and revolving credit facility components of the Facility, respectively. $150.0 million was available for us to borrow under the revolving credit facility component of the Facility.

•	Cash generated from operations — During the year ended December 31, 2012, we generated approximately $94.5 million from operations of our real properties and income from debt related investments.

•	Proceeds from the Class E DRIP Offering — During the year ended December 31, 2012, we received approximately $34.5 million in proceeds from the Class E DRIP Offering.

•

Proceeds from other public offerings of equity securities — On July 12, 2012, we commenced this offering, which consists of the offer and sale of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares are expected to be offered to the public in a primary offering and $750,000,000 of shares are expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). In this offering, we are offering to the public three new classes of shares: Class A shares, Class W shares and Class I shares. We cannot provide assurance that this offering will be successful.

•

Proceeds from sales of existing investments — During the year ended December 31, 2012, we sold two operating properties for approximately $10.8 million. In addition, during that period three of our debt related investments with a total principal balance of $22.3 million were repaid to us in full. Also during the year ended December 31, 2012, we disposed of an office property held through a joint venture in which we owned a 90.0% interest in the property through a consolidated subsidiary and were not the managing partner. Our consolidated subsidiary transferred the property which had a net basis of approximately $22.6 million, to the mortgage note lender under a deed-in-lieu of foreclosure of the related outstanding loan balance of $46.5 million at the time of transfer.

•

The issuance and assumption of debt obligations — During the year ended December 31, 2012, we assumed the mortgage related to an office property in the Dallas, Texas market with a principal balance of approximately $179.8 million as a result of our foreclosure of a non-performing mezzanine loan for which such ownership interest had served as collateral. Additionally, during the year ended December 31, 2012, we borrowed approximately $96.5 million under our repurchase facilities, and $300.0 million under the Facility, as defined below. We used a portion of the proceeds received from the Facility borrowings to repay certain outstanding debt obligations. A subset of our existing portfolio is unencumbered by debt obligations as of December 31, 2012.

We believe that our existing cash balance, cash generated from operations, proceeds from our Public Offerings and our ability to sell investments and to issue debt obligations, remains adequate to meet our expected capital obligations for the next twelve months. Maintaining a strong balance sheet remains critical in the current market to position us well to preserve the value of our portfolio and to take advantage of investment opportunities.

Current Business Environment

During 2012, gross domestic product (“GDP”) grew at an estimated annualized rate of 2.2%, compared to 1.8% in 2011. While this rate of growth generally met expectations for the year, the fourth quarter was nearly flat with estimates reflecting a 0.2% rate of growth compared to the third quarter of 2012. The consumer price index increased 1.7% in 2012 which compares to an increase of 3.0% in 2011 and is the third smallest increase in the past 10 years. The unemployment rate was 7.8% at the end of 2012 compared with 8.5% at the end of 2011. The Federal Reserve currently estimates GDP growth for 2013 at 2.65% while an analyst composite estimates a more modest growth of 1.8% with perhaps the biggest obstacle in 2013 being uncertainty about government fiscal policies.

With unemployment remaining stubbornly high and inflation seemingly in check for the foreseeable future, the Federal Reserve appears to be committed to stimulating the economy through the strategy of quantitative easing which has resulted in generally lower interest rates. The low interest rate environment has created an extremely competitive environment within the capital markets for high-quality and higher yielding investments. The lower interest rate environment has also created a very attractive financing market for real estate owners who can obtain long-term financing at historically low interest rates for quality balance sheets and properties. Although the demand for high-quality investments is high, the underwriting standards continue to be very high and the focus is generally concentrated in the higher quality assets and more desirable locations. There is a significant pricing difference for well located core assets compared to assets located in less desirable locations. We may face challenges when we move to sell non-strategic assets. As we look to deploy capital in 2013, we anticipate intense competition for more desirable assets.

Fundamentals within the real estate industry continue to improve according to national statistics. Vacancies continue their 2011 downward trend across the four sectors (office, retail, industrial and multifamily), and vacancies as of the end of 2012 were lower than in 2011. National rental rates are up year-over-year across the multifamily, office and industrial sectors, with multifamily being the clear leader. Conversely, national retail rental rates modestly declined year-over-year, but across all four sectors rental rates are expected to increase in 2013. New construction in office properties for 2011 was the lowest in the past 50 years. We believe that these improving fundamentals provide us with an opportunity to improve leasing within our portfolio in 2013. The low interest rate environment combined with the lack of new supply in conjunction with a modestly improving economy could position commercial real estate owners well for the future.

Significant Transactions During the Year Ended December 31, 2012

Mezzanine Loan Foreclosure

During the year ended December 31, 2012, we became the 100% owner of the titleholder of a 1.5 million square foot office property in the Dallas, Texas market (“Comerica Bank Tower”) as a result of our foreclosure of a non-performing mezzanine loan for which such ownership interest had served as collateral. Based on our provisional valuation of the acquired assets and liabilities, as of December 31, 2012, we have consolidated approximately $122.5 million in land, building and improvements, and intangible lease assets, net of intangible lease liabilities, and approximately $123.0 million in mortgage notes, which is carried at fair value.

Repayment of Mortgage Notes

During the year ended December 31, 2012, we repaid mortgage note borrowings of approximately $64.7 million. The notes were secured by 10 of our retail properties located in the New England market and one industrial property located in the Louisville, KY market. The repayments included collateral release payments. The notes were originally scheduled to mature in 2012 and 2016.

Also during the year ended December 31, 2012, we repurchased and effectively retired one mortgage note borrowing secured by an office property in the Minneapolis, Minnesota market with an outstanding balance of approximately $14.5 million.

Additionally, during the year ended December 31, 2012, we transferred an office property comprising 427,000 net rentable square feet in five buildings located in the Silicon Valley, CA market to the mortgage note lender under a deed-in-lieu of foreclosure of the related loan balance of $46.5 million, which was scheduled to mature in 2012. We held the property through a joint venture in which we owned a 90.0% interest in the property through a consolidated subsidiary and were not the managing partner. The property had a net basis of approximately $22.6 million (after depreciation, amortization, and a $23.5 million impairment charge which we recorded during the fourth quarter of 2011) at the time of the transfer.

Term Loan and Line of Credit

During the year ended December 31, 2012, we entered into a credit agreement providing for a $450.0 million senior unsecured term loan and revolving line of credit (collectively, the “Facility”) with a syndicate of eight lenders led by Bank of America, N.A., as Administrative Agent. The Facility provides us with the ability from time to time to increase the size of the Facility up to a total of $800.0 million less the amount of any prepayments under the term loan component of the Facility, subject to receipt of lender commitments and other conditions.

The $450.0 million Facility consists of a $270.0 million term loan (the “Term Loan”) and a $180.0 million revolving credit facility (the “Revolving Credit Facility”). The primary interest rate for the Term Loan is based on LIBOR, plus a margin ranging from 1.50% to 2.45%, depending on our consolidated leverage ratio. The Term Loan matures on January 31, 2018 and does not contain any extension options. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.55% to 2.50%, depending on our consolidated leverage ratio. The Revolving Credit Facility matures on January 31, 2016 and contains two one-year extension options that we may exercise upon payment of an extension fee equal to 0.20% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of each extension.

Borrowings under the Facility are available for general corporate purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. Upon entering into the Facility on December 19, 2012, we borrowed $270.0 million on the Term Loan and $30.0 million on the Revolving Credit Facility. We primarily used the proceeds from the Facility to repay the following borrowings:

Senior Secured Revolving Credit Facility

On December 19, 2012, we terminated our existing $100.0 million senior secured revolving credit facility (the “Line of Credit”) with PNC Bank, National Association, as Administrative Agent for itself and other lenders that are parties to the Line of Credit, and KeyBank, National Association as Syndication Agent. The original maturity date of the Line of Credit was September 27, 2014, with two one-year extension options.

Upon terminating the Line of Credit, we repaid $45.0 million of outstanding borrowings. The interest rate on the $45.0 million outstanding under the Line of Credit that was repaid in full upon entering into the Facility was 3.47%.

NOIP Floating Rate Loan

We repaid $214.6 million of borrowings outstanding under the senior secured floating rate mortgage loan (the “NOIP Floating Rate Loan”), which at the time of repayment bore interest at 4.50%. The NOIP Floating Rate Loan was scheduled to mature in July 2013 and included two additional one-year extension options that were subject to certain provisions.

NOIP Mezzanine Loan

We repaid $26.1 million outstanding under a mezzanine loan (the “Mezzanine Loan”). The interest rate on the Mezzanine Loan was approximately 5.46% and required monthly amortization payments (based upon a 30 year amortization schedule). The Mezzanine Loan was originally scheduled to effectively mature in June 2015.

How We Measure Our Performance

Funds From Operations

FFO Definition (“FFO”)

We believe that FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with U.S. GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expense. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that consists of net income (loss), calculated in accordance with GAAP, plus real estate-related depreciation and amortization and impairment of depreciable real estate, less gains (or losses) from dispositions of real estate held for investment purposes.

The following unaudited tables present a reconciliation of FFO to net income (loss) for the three months and years ended December 31, 2012, 2011, and 2010 (amounts in thousands, except per share information).

	For the Three Months Ended, December 31,			For the Year Ended, December 31,
	2012	2011	2010	2012	2011	2010
Reconciliation of net earnings to FFO:
Net loss attributable to common stockholders	$(14,165)	$(33,873)	$(20,850)	$(22,261)	$(57,680)	$(20,702)
Add (deduct) NAREIT-defined adjustments:
Real estate depreciation and amortization expense	31,846	29,277	30,161	128,280	118,329	89,305
Real estate depreciation attributable to discontinued operations	—	1,488	2,855	836	8,561	9,330
(Gain) loss on real estate property dispositions	37	(9,518)	4,157	(21,108)	(13,588)	10,627
Impairment of real property	5,700	23,500	—	5,700	23,500	3,900
Noncontrolling interests’ share of net loss	(1,240)	(4,966)	(1,422)	(110)	(6,886)	(1,705)
Noncontrolling interests’ share of FFO	(2,099)	(891)	(1,410)	(8,486)	(6,999)	(7,027)

FFO attributable to common shares-basic	20,079	5,017	13,491	82,851	65,237	83,728
FFO attributable to dilutive OP units	1,608	371	853	6,947	4,810	4,660

FFO attributable to common shares-diluted	$21,687	$5,388	$14,344	$89,798	$70,047	$88,388

FFO per share-basic and diluted	0.11	0.03	0.07	0.46	0.35	0.45

Weighted average number of shares outstanding
Basic	179,605	183,619	184,022	181,982	183,813	184,215

Diluted	193,985	197,189	195,850	197,244	197,377	193,773

Company-Defined FFO

As part of its guidance concerning FFO, NAREIT has stated that the “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” As a result, modifications to FFO are common among REITs as companies seek to provide financial measures that meaningfully reflect the specific characteristics of their businesses. In addition to the NAREIT definition of FFO and other GAAP measures, we provide a Company-Defined FFO measure that we believe is helpful in assisting management and investors assess the sustainability of our operating performance. As described further below, our Company-Defined FFO presents a performance metric that adjusts for items that we do not believe to be related to our ongoing operations. In addition, these adjustments are made in connection with calculating certain of the Company’s financial covenants including its interest coverage ratio and fixed charge coverage ratio and therefore we believe this metric will help our investors better understand how certain of our lenders view and measure the financial performance of the Company and ultimately its compliance with these financial covenants. However, no single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity and results of operations.

Our Company-Defined FFO is derived by adjusting FFO for the following items: gains and losses on real estate securities, gains and losses associated with provisions for loss on debt related investments, acquisition-related expenses, gains and losses on derivatives, and gains and losses associated with extinguishment of debt and financing commitments. Management’s evaluation of our future operating performance excludes these items based on the following economic considerations:

Gains and losses on real estate securities and provision for loss on debt related investments — Our investment strategy does not include purchasing and selling real properties, real estate securities, or debt related investments for purposes of generating short-term gains. Rather, our strategy is focused on longer term investments while generating current income. As such, management believes any gains or losses generated from the sale or impairment of any of our real estate securities or debt related investments are not related to our ongoing operations. Management believes that providing a performance metric based primarily on income generated from the portfolio, absent the effects of gains and losses and impairments, to be a useful metric providing for a better indication of the sustainability of our operating performance for management and investors.

Acquisition-related expenses — For GAAP purposes, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings. We believe by excluding acquisition-related expenses, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance, because these types of expenses are directly correlated to our investment activity rather than our ongoing operating activity.

Gains and losses on derivatives — Gains and losses on derivatives represent the gains or losses on the fair value of derivative instruments that are not accounted for as hedges of the underlying financing transactions. Such gains and losses may be due to the nonoccurrence of forecasted financings or ineffectiveness due to changes in the expected terms of financing transactions. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, our management believes that any such gains or losses are not related to our ongoing operations. Further, adjustments to gains and losses on interest rate hedges are adjustments made to net income in calculating cash flows provided by (used in) operating activities. The Advisor manages its interest rate and hedging risk on a day-to-day basis with oversight by the Company’s board of directors, including its independent directors. We believe by excluding anticipated gains or losses on derivatives, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

Losses on extinguishment of debt and financing commitments — Losses on extinguishment of debt and financing commitments represent losses incurred as a result of the early retirement of debt obligations and breakage costs and fees incurred related to rate lock agreements with prospective lenders. Such losses may be due to dispositions of assets, the repayment of debt prior to its contractual maturity or the nonoccurrence of forecasted financings. Our management believes that any such losses are not related to our ongoing operations. Accordingly, we believe by excluding losses on extinguishment of debt and financing commitments, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

We also believe that Company-Defined FFO allows investors and analysts to compare the performance of our portfolio with other REITs that are not currently affected by the adjusted items. In addition, as many other REITs adjust FFO to exclude the items described above, we believe that our calculation and reporting of Company-Defined FFO may assist investors and analysts in comparing our performance with that of other REITs. However, because Company-Defined FFO excludes items that are an important component in an analysis of our historical performance, such supplemental measure should not be construed as a complete historical performance measure and may exclude items that have a material effect on the value of our common stock.

The following unaudited tables present a reconciliation of Company-Defined FFO to FFO for the three months and years ended December 31, 2012, 2011, and 2010 (amounts in thousands, except per share information).

	For the Three Months Ended, December 31,			For the Year Ended, December 31,
	2012	2011	2010	2012	2011	2010
Reconciliation of FFO to Company-Defined FFO:
FFO attributable to common shares-basic	20,079	5,017	13,491	82,851	65,237	83,728
Add (deduct) our adjustments:
Gain on disposition of securities	—	—	—	—	—	(39,870)
Other-than-temporary impairment and related amortization on securities	—	280	17	—	3,495	7,351
Provision for loss on debt related investments	—	17,461	12,000	—	23,037	1,278
Acquisition-related expenses (gains)	2	2	(895)	325	610	18,185
(Gain) loss on derivatives	—	—	(69)	19	85	245
Loss on extinguishment of debt and financing commitments	1,766	75	1,190	5,675	95	5,094
Noncontrolling interests’ share of FFO	2,099	891	1,410	8,486	6,999	7,027
Noncontrolling interest share of Company-Defined FFO	(2,230)	(2,117)	(2,163)	(8,954)	(8,878)	(6,352)

Company-Defined FFO attributable to common shares-basic	21,716	21,609	24,981	88,402	90,680	76,686
Company-Defined FFO attributable to dilutive OP units	1,739	1,597	1,606	7,414	6,689	3,979

Company-Defined FFO attributable to common shares-diluted	$23,455	$23,206	$26,587	$95,816	$97,369	$80,665

Company-Defined FFO per share-basic and diluted	0.12	0.12	0.14	0.49	0.49	0.42

Weighted average number of shares outstanding
Basic	179,605	183,619	184,022	181,982	183,813	184,215

Diluted	193,985	197,189	195,850	197,244	197,377	193,773

Limitations of FFO and Company-Defined FFO

FFO (both NAREIT-defined and Company-Defined) is presented herein as a supplemental financial measure and has inherent limitations. We do not use FFO or Company-Defined FFO as, nor should they be considered to be, an alternative to net income (loss) computed under GAAP as an indicator of our operating performance, or as an alternative to cash from operating activities computed under GAAP, or as an indicator of our liquidity or our ability to fund our short or long-term cash requirements, including distributions to stockholders. Management uses FFO and Company-Defined FFO as indications of our future operating performance and as a guide to making decisions about future investments. Our FFO and Company-Defined FFO calculations do not present, nor do we intend them to present, a complete picture of our financial condition and operating performance. In addition, other REITs may define FFO and an adjusted FFO metric differently and choose to treat impairment charges, acquisition-related expenses and potentially other accounting line items in a manner different from us due to specific differences in investment strategy or for other reasons; therefore, comparisons with other REITs may not be meaningful.

Our Company-Defined FFO calculation is limited by its exclusion of certain items previously discussed, but we continuously evaluate our investment portfolio and the usefulness of our Company-Defined FFO measure in relation thereto. We believe that net income (loss) computed under GAAP remains the primary measure of performance and that FFO or Company-Defined FFO are only meaningful when they are used in conjunction with net income (loss) computed under GAAP. Further, we believe that our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and operating performance.

Specifically with respect to fees and expenses associated with the acquisition of real property, which are excluded from Company-Defined FFO, such fees and expenses are characterized as operational expenses under GAAP and included in the determination of net income (loss) and income (loss) from operations, both of which are performance measures under GAAP. The purchase of operating properties is a key strategic objective of our business plan focused on generating operating income and cash flow in order to fund our obligations and to make distributions to investors. However, as the corresponding acquisition-related costs are paid in cash, these acquisition-related costs negatively impact our GAAP operating performance and our GAAP cash flows from operating activities during the period in which properties are acquired. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, such costs will then be paid from other sources of cash such as additional debt proceeds, operational earnings or cash flow, net proceeds from the sale of properties, or other ancillary cash flows. Among other reasons as previously discussed, the treatment of acquisition-related costs is a reason why Company-Defined FFO is not a complete indicator of our overall financial performance, especially during periods in which properties are being acquired. Note that, pursuant to our valuation policies, acquisition expenses result in an immediate decrease to our NAV.

FFO and Company-Defined FFO may not be useful performance measures as a result of the various adjustments made to net income for the charges described above to derive such performance measures. Specifically, we intend to operate as a perpetual-life vehicle and, as such, it is likely for our operating results to be negatively affected by certain of these charges in the future, specifically acquisition-related expenses, as it is currently contemplated as part of our business plan to acquire additional investment properties which would result in additional-acquisition related expenses. Any change in our operational structure would cause the non-GAAP measure to be re-evaluated as to the relevance of any adjustments included in the non-GAAP measure. As a result, we caution investors against using FFO or Company-Defined FFO to determine a price to earnings ratio or yield relative to our NAV.

Further, FFO or Company-Defined FFO is not comparable to the performance measure established by the Investment Program Association (the “IPA”), referred to as “modified funds from operations,” or “MFFO,” as MFFO makes further adjustments including certain mark-to-market items and adjustments for the effects of straight-line rent. As such, FFO and Company-Defined FFO may not be comparable to the MFFO of non-listed REITs that disclose MFFO in accordance with the IPA standard. More specifically, Company-Defined FFO has limited comparability to the MFFO and other adjusted FFO metrics of those REITs that do not intend to operate as perpetual-life vehicles as such REITs have a defined acquisition stage, Because we do not have a defined acquisition stage, we may continue to acquire real estate and real estate-related investments for an indefinite period of time. Therefore, Company-Defined FFO may not reflect our future operating performance in the same manner that the MFFO or other adjusted FFO metric of a REIT with a defined acquisition stage may reflect its operating performance after the REIT had completed its acquisition stage.

Neither the Commission nor any other regulatory body, nor NAREIT, has adopted a set of standardized adjustments that includes the adjustments that we use to calculate Company-Defined FFO. In the future, the Commission or another regulatory body, or NAREIT, may decide to standardize the allowable adjustments across the non-listed REIT industry at which point we may adjust our calculation and characterization of Company-Defined FFO.

Net Operating Income (“NOI”)

We also use NOI as a supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt related investments and excludes certain items that are not considered to be controllable in connection with the management of each property, such as other-than-temporary impairment, gains and losses related to provisions for losses on debt related investments, losses on derivatives, acquisition-related expenses, losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, asset management fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. We present NOI in the tables below, and include a reconciliation to GAAP in Note 14 to our financial statements beginning on page F-1 of this Supplement.

Our Operating Results

For the years ended December 31, 2012 and 2011, we had a net loss attributable to common stockholders of $22.3 million and $57.7 million, respectively. The results of our operations for the year ended December 31, 2012 were substantially different from our results for the same period in 2011, primarily as a result of (i) gains realized on the disposition of certain properties during 2012, (ii) impairment of real property and CMBS and CRE-CDO securities and provisions for loan losses related to non-performing loans recorded in 2011, and (iii) an overall decrease in asset management and advisory fees during 2012 as a result of the revised Advisory Agreement in connection with the effectiveness of this offering during 2012, partially offset by (i) an increase in interest expense as a result of increased borrowings during 2012, and (ii) a loss on extinguishment of debt and financing commitments as a result of the early repayment of certain of our outstanding borrowings during 2012.

For the years ended December 31, 2011 and 2010, we had a net loss attributable to common stockholders of $57.7 million and $20.7 million, respectively. The results of our operations for the year ended December 31, 2011 were substantially different from our results for the same period in 2010, primarily as a result of (i) impairment of real property and additional provisions for loan losses related to non-performing loans recorded in 2011, (ii) gain on the sale of our portfolio of preferred equity securities in 2010 which did not recur in 2011 and (iii) reduced income from debt related investments during 2011 resulting from payoffs of certain of those investments, partially offset by (i) lower acquisition costs during 2011 and (ii) increased net operating income from our first full year of ownership of a portfolio of 32 office and industrial properties (certain of which were subsequently sold) that we purchased during 2010 (the “NOIP Portfolio”).

The following series of tables and discussions describe in more detail our results of operations, including those items specifically mentioned above, for the year ended December 31, 2012 compared to the year ended December 31, 2011 and for the year ended December 31, 2011 compared to the year ended December 31, 2010.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table illustrates the changes in rental revenues, rental expenses, net operating income, other income and other expenses for the year ended December 31, 2012 compared to the year ended December 31, 2011. Our same store portfolio includes all operating properties that we owned for the entirety of both reporting periods, and excludes properties that have subsequently been disposed. The same store portfolio includes 91 properties acquired prior to January 1, 2011, and owned through December 31, 2012, comprising approximately 17.4 million square feet. A discussion of these changes follows the table (dollar amounts in thousands).

	For the Twelve Months Ended December 31,
	2012	2011	$ Change	% Change
Revenues
Base rental revenue—same store (1)	$200,589	$201,844	$(1,255)	-1%
Other rental revenue—same store	40,825	43,728	(2,903)	-7%

Total rental revenue-same store	241,414	245,572	(4,158)	-2%
Rental revenue-2011/2012 acquisitions	24,427	1,989	22,438	1128%

Total rental revenue	265,841	247,561	18,280	7%
Debt related income	9,409	11,107	(1,698)	-15%

Total revenues	275,250	258,668	16,582	6%
Rental Expenses
Same store	49,921	50,412	491	1%
2011/2012 acquisitions	11,640	500	(11,140)	-2228%

Total rental expenses	61,561	50,912	(10,649)	-21%
Net Operating Income
Real property—same store	191,493	195,160	(3,667)	-2%
Real property—2011/2012 acquisitions	12,787	1,489	11,298	759%
Debt related income	9,409	11,107	(1,698)	-15%

Total net operating income (2)	213,689	207,756	5,933	3%

1)	Base rental revenue represents contractual base rental revenue earned by us from our tenants and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above-market intangible lease assets or the amortization of below-market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as expense recovery revenue are included in the line item, referred to as “other rental revenue.”
2)	For a discussion as to why we view net operating income to be an appropriate supplemental performance measure, refer to “Net Operating Income” included above in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a reconciliation to GAAP, refer to Note 14 to our financial statements beginning on page F-1 of this Supplement.

Rental Revenue

The increase in total rental revenue is primarily attributable to our acquisition and continued ownership of three additional operating real properties subsequent to December 31, 2010, partially offset by declining revenue in our same store portfolio. Our operating portfolio was approximately 90.0% leased as of December 31, 2012, compared to approximately 94.7% as of December 31, 2011.

Same store base rental revenue decreased approximately $1.3 million for the year ended December 31, 2012 compared to the same period in 2011. The decrease comprises a $2.0 million decrease in our same store industrial portfolio, partially offset by (i) a $195,000 increase in our same store office portfolio, and (ii) a $556,000 increase in our same store retail portfolio. At the total same store portfolio level, the decrease is due to a 1.9% year-over-year decrease in our average leased square feet (from 94.9% to 93.0%), partially offset by a $0.16 year-over-year increase in our average base rent per leased square foot (from $12.21 to $12.37).

The total decline in average leased square footage comprised decreases of approximately 257,000 square feet, 42,000 square feet, and 26,000 square feet in our same store industrial, office, and retail portfolios, respectively. The $0.16 increase in average base rent per leased square foot of the same store portfolio comprised increases of $0.35 and $0.18 in our same store retail and office portfolios, respectively, partially offset by a decrease of $0.13 per square foot in our same store industrial portfolio.

Same store other rental revenue decreased for the year ended December 31, 2012, compared to the same period in 2011. This decrease was primarily attributable to (i) a decrease in our straight line adjustments across the same store portfolio, (ii) early lease terminations, and (iii) a decrease in tenant recovery income, which was the result of lower average leased square footage in our same store portfolio.

Debt Related Income

Debt related income decreased for the year ended December 31, 2012, compared to the same period in 2011. The decrease was primarily attributable to the repayment or foreclosure of approximately $124.9 million in debt related investments subsequent to December 31, 2010, and a deterioration of performance of certain of our subordinated debt investments period over period, partially offset by investments in debt-related investments of approximately $122.9 million during the year ended December 31, 2012.

Rental Expenses

Rental expenses increased for the year ended December 31, 2012, compared to the same period in 2011. This increase is primarily attributable to our acquisition and continued ownership of three additional operating real properties subsequent to December 31, 2010.

Same store rental expenses slightly decreased for the year ended December 31, 2012, compared to the same period in 2011. This decrease is due primarily to (i) a decrease in bad debt expense from 2011 due to collection efforts in 2012, and (ii) severe winter weather in the prior year in the New England and Chicago markets resulting in a decrease in snow removal costs during the year ended December 31, 2012 compared to the same period in 2011, partially offset by an increase in property taxes due to an overall increase in property value assessments.

Other Operating Expenses

Depreciation and Amortization Expense: Depreciation and amortization expense increased by approximately $10.0 million, or 8%, for the year ended December 31, 2012, compared to the same period in 2011. This increase was primarily attributable to our acquisition and continued ownership of three additional operating real properties subsequent to December 31, 2010.

General and Administrative Expenses: General and administrative expenses increased by approximately $900,000, or 13%, for the year ended December 31, 2012, compared to the same period in 2011. This increase was primarily attributable to increases in payroll, appraisal and valuation fees, accounting costs, and legal fees, primarily related to the effectiveness of this offering during 2012.

Asset Management and Advisory Fees: Asset management fees paid to our Advisor decreased by approximately $3.2 million, or 15%, for the year ended December 31, 2012, compared to the same period in 2011. This decrease is attributable to the revised fee structure pursuant to the amended and restated Advisory Agreement, entered into in connection with the effectiveness of this offering on July 12, 2012, which reduced asset management and advisory fees overall.

Provision for Loss on Debt Related Investments: We did not record any provision losses during the year ended December 31, 2012. We recorded a provision for loss on debt related investments of approximately $23.0 million during the year ended December 31, 2011 related to an office property for which we were not the managing partner. We disposed of this property during the year ended December 31, 2012, and accordingly, the impairment charge is included within discontinued operations.

Unrealized Loss on Real Property: During the year ended December 31, 2012, we recognized an impairment charge of approximately $5.7 million based on our estimate of future cash flow and fair value of an industrial property held through a joint venture in which we are not the managing partner. We did not record any real property impairment losses during the year ended December 31, 2011 for properties held and used.

Other-Than-Temporary Impairment on Securities: Other-than-temporary impairment on securities was approximately $3.4 million during the year ended December 31, 2011. We did not record any impairment of these securities during the year ended December 31, 2012.

Other Income (Expenses)

Interest and Other Income: Interest and other income decreased by approximately $1.2 million, or 46%, for the year ended December 31, 2012, compared to the same period in 2011. This decrease is primarily attributable to the continued deterioration in the performance of our CMBS and CRE-CDO securities portfolio.

Interest Expense: Interest expense increased by approximately $4.0 million, or 4%, for the year ended December 31, 2012, compared to the same period in 2011. This increase resulted primarily from additional borrowings we assumed or incurred subsequent to December 31, 2010, partially offset by the effects of repayments of certain of these obligations. Interest expense on financing obligations decreased due to the conversion of certain tenancy-in-common interests to OP Units. The following table further describes our interest expense by debt obligation, including amortization of deferred financing costs, amortization related to our derivatives, and amortization of discounts and premiums, for the years ended December 31, 2012 and 2011 (amounts in thousands).

	For the Year Ended December 31,
	2012	2011
Debt Obligation
Mortgage notes	$84,790	$82,191
Other secured borrowings	5,408	3,988
Line of credit and other unsecured borrowings	1,627	186
Financing obligations	1,198	2,680

Total interest expense	$93,023	$89,045

Loss on Extinguishment of Debt and Financing Commitments: Loss on extinguishment of debt and financing commitments was approximately $5.7 million for the year ended December 31, 2012. This loss resulted primarily from (i) the repurchase of our own debt at a premium, (ii) the recognition of derivative hedge losses previously included in OCI upon early repayment of the related debt, and (iii) the accelerated recognition of deferred financing costs related to early repayment of three mortgage notes, one mezzanine loan, and outstanding borrowings under the Line of Credit. We did not record a loss on extinguishment of debt and financing commitments during the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table illustrates the changes in revenues, rental expenses, and net operating income for the year ended December 31, 2011 compared to the year ended December 31, 2010. Our same store portfolio includes all operating properties that we owned for the entirety of both the current and prior year reporting periods, other than those classified as held for sale and included in discontinued operations. The same store portfolio includes 68 properties acquired prior to January 1, 2010 and owned through December 31, 2011, comprising approximately 11.4 million square feet. A discussion of these changes follows the table (dollar amounts in thousands).

	For the Twelve Months Ended December 31,		$ Change	% Change
	2011	2010
Revenues
Base rental revenue-same store (1)	$104,721	$107,430	$(2,709)	-3%
Other rental revenue—same store	33,882	33,492	390	1%

Total rental revenue-same store	138,603	140,922	(2,319)	-2%
Rental revenue-2010/2011 acquisitions	108,958	55,386	53,572	97%

Total rental revenue	247,561	196,308	51,253	26%

	For the Twelve Months Ended December 31,		$ Change	% Change
	2011	2010
Debt related income (2)	11,107	14,961	(3,854)	-26%

Total revenues	258,668	211,269	47,399	22%
Rental Expenses
Same store	38,106	38,604	498	1%
2010/2011 acquisitions	12,806	6,493	(6,313)	-97%

Total rental expenses	50,912	45,097	(5,815)	-13%
Net Operating Income
Real property—same store	100,497	102,318	(1,821)	-2%
Real property—2010/2011 acquisitions	96,152	48,893	47,259	97%
Debt related income	11,107	14,961	(3,854)	-26%

Total net operating income (3)	207,756	166,172	41,584	25%

(1)	Base rental revenue represents contractual base rental revenue earned by us from our tenants and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above-market intangible lease assets or the amortization of below-market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as expense recovery revenue are included in the line item, referred to as “other rental revenue.”
(2)	Includes equity-in-earnings from an unconsolidated joint venture of approximately $941,000 for the year ended December 31, 2010.
(3)	For a discussion as to why we view net operating income to be an appropriate supplemental performance measure, refer to “Net Operating Income” included above in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a reconciliation to GAAP, refer to Note 14 to our financial statements beginning on page F-1 of this Supplement.

Rental Revenue

The increase in rental revenue is primarily attributable to our acquisition and continued ownership of 25 additional operating real properties subsequent to December 31, 2009. Leased square footage of our operating portfolio was approximately 95% as of December 31, 2011, compared to approximately 94% as of December 31, 2010.

Same store base rental revenues decreased for the year ended December 31, 2011 compared to the same period during 2010. The decrease comprises (i) a $1.8 million decrease in our same store office portfolio, (ii) an $854,000 decrease in our same store industrial portfolio, and (iii) a $35,000 decrease in our same store retail portfolio. At the total same store portfolio level, the decrease is due to (i) a $0.20 year-over-year decrease in our average base rent per leased square foot (from $10.14 to $9.94), and (ii) a 0.5% year-over-year decrease in our average leased square feet (from 92.7% to 92.2%).

Same store other rental revenue slightly increased for the year ended December 31, 2011 compared to the same period in 2010. This increase was largely attributable to gains on early lease terminations.

Debt Related Income

Debt related income decreased for the year ended December 31, 2011, compared to the same period in 2010. The decrease was primarily attributable to the repayment of $118.5 million in debt related investments subsequent to December 31, 2009 and borrower defaults on interest payments to us on certain of our debt investments.

Rental Expenses

Rental expenses increased for the year ended December 31, 2011, compared to the same period in 2010. This increase is primarily attributable to our acquisition and continued ownership of 25 additional operating real properties subsequent to December 31, 2009.

Same store rental expenses were relatively consistent for the year ended December 31, 2011, compared to the same period in 2010. Recoverable same store rental expenses decreased during 2011 compared to 2010 due to lower property taxes based on lower assessed tax values, while non-recoverable expenses, primarily repairs, increased during 2011 compared to 2010 due to roof repairs to a retail property in the New England market.

Other Operating Expenses

Depreciation and Amortization Expense: Depreciation and amortization expense increased by approximately $29.0 million, or 33%, for the year ended December 31, 2011, compared to the same period in 2010. This increase is primarily attributable to our acquisition and continued ownership of 25 additional operating real properties subsequent to December 31, 2009.

General and Administrative Expenses: General and administrative expenses increased by approximately $1.7 million, or 31%, for the year ended December 31, 2011, compared to the same period in 2010. This increase is primarily attributable to increases in legal fees and other general overhead expenses, related to the growth of the portfolio in addition to legal disputes and unsolicited third party tender offers.

Asset Management and Advisory Fees: Asset management fees paid to our Advisor increased by approximately $1.9 million, or 10%, for the year ended December 31, 2011, compared to the same period in 2010. This increase resulted from our investment activity subsequent to December 31, 2009, including our acquisition of the NOIP Portfolio, partially offset by the disposition of real properties and the repayment of debt related investments subsequent to December 31, 2010.

Acquisition-Related Expenses: Acquisition related expenses, including fees paid to our Advisor, decreased significantly by approximately $17.6 million, or 97%, for the year ended December 31, 2011, compared to the same period in 2010. This expense in the prior year was comprised of acquisition fees paid to our Advisor of approximately $13.5 million and legal expenses, closing fees, transfer taxes and other due diligence costs of approximately $4.7 million, primarily attributable to our acquisition of the NOIP Portfolio.

Impairment of Real Estate Property: During the year ended December 31, 2011, we recorded an impairment charge of $23.5 million on one office property located in the Silicon Valley, California market. This property was disposed during 2012, and accordingly, the impairment charge is included within discontinued operations. See Note 3 to our financial statements beginning on page F-1 of this Supplement for further discussion of this impairment charge.

Net Other-than-Temporary Impairment on Securities: During the years ended December 31, 2011 and 2010, we recorded net other-than-temporary impairment charges of approximately $3.4 million and $5.4 million, respectively, related to our CMBS and CRE-CDO securities. See Note 2 to our financial statements beginning on page F-1 of this Supplement for further discussion of these charges.

Provision for Loss on Debt Related Investments: During the year ended December 31, 2011, we recorded $23.0 million in provision for loan losses related to two subordinate debt related investments in the Dallas, Texas market. During the year ended December 31, 2010, we recorded a provision for loan loss on debt related investments related to two debt investments, partially offset by the partial reversal of the provision for loan loss that was recorded during the year ended December 31, 2009. See Note 4 to our financial statements beginning on page F-1 of this Supplement for further discussion of these provisions for loan loss. Subsequent to December 31, 2011, we foreclosed on the borrower on one of the subordinate debt investments that we impaired during 2011 and acquired 100% of the ownership interests in the borrower entity, which had been pledged to us as security for the subordinate loan. See Note 3 to our financial statements beginning on page F-1 of this Supplement for further discussion of this foreclosure.

Other Income (Expenses)

Interest and Other Income: Interest and other income decreased by approximately $2.3 million, or 47%, for the year ended December 31, 2011, compared to the same period in 2010. This decrease is primarily attributable to the sale of our preferred equity securities portfolio and continued deterioration in the performance of our CMBS and CRE-CDO securities portfolio. A significantly reduced average cash balance after our acquisition of the NOIP Portfolio in 2010 and lower average yields on our floating-rate interest-bearing bank accounts and money market mutual fund investments during 2011 also contributed to a decline in interest and other income year-over-year.

Interest Expense: Interest expense increased by approximately $13.9 million, or 19%, for the year ended December 31, 2011, compared to the same period in 2010. This increase resulted primarily from additional mortgage note and other financings we assumed or incurred subsequent to December 31, 2009, partially offset by the effects of repayments of certain of these obligations. Our total borrowings, including financing obligations, increased by 58% to approximately $1.5 billion as of December 31, 2011 from approximately $950.1 million as of December 31, 2009, principally due to financing incurred in connection with our investment activities. The following table further describes our interest expense by debt obligation, including amortization of loan costs, amortization related to our derivatives, and amortization of discounts and premiums, for the years ended December 31, 2011 and 2010 (amounts in thousands).

	For the Year Ended December 31,
	2011	2010
Debt Obligation
Mortgage notes	$82,191	$67,243
Other secured borrowings	3,988	2,462
Line of credit and other unsecured borrowings	186	—
Financing obligations	2,680	5,435

Total interest expense	$89,045	$75,140

Sale of Preferred Equity Securities: During the year ended December 31, 2010, we received proceeds of approximately $72.9 million from the disposition of certain preferred equity securities positions. After other-than-temporary impairment charges of $69.7 million, the adjusted basis of the securities sold during the year was approximately $33.0 million, resulting in net gains from the disposition of these preferred equity securities of approximately $39.9 million. Before other-than-temporary impairment charges, the amount invested in the securities sold during the year ended December 31, 2010 was approximately $102.7 million, resulting in an economic principal loss of approximately $29.8 million. After taking into account the dividend payments received of $22.5 million, we realized a total economic loss of $7.3 million, before fees. We did not dispose of any securities during the year ended December 31, 2011.

Loss on Extinguishment of Debt and Financing Commitments: During the year ended December 31, 2010, losses on extinguishment of debt and financing commitments included (i) a loss of approximately $3.9 million principally related to a borrowing commitment that we terminated resulting in a related termination fee and (ii) a $1.2 million loss recognized related to the portion of unamortized loan costs associated with the partial repayment of certain borrowings. During 2011, we recorded losses of approximately $185,000 upon the early repayment of debt related to our disposition of real properties, which is included within discontinued operations.

Discontinued Operations

Results of operations and any gains or losses upon the disposition directly attributable to all properties sold as of December 31, 2012 are presented within Discontinued Operations for all periods presented. During the year ended December 31, 2012, we disposed of three operating properties from our portfolio and included in our 2012 results a net gain realized from the sale of these properties. We owned all of the properties disposed of during 2012 for all of 2011 and 2010. During the year ended December 31, 2011, we disposed of five operating properties from our portfolio, and included in our 2011 results the amount of the gain on a 2010 property sale where we financed the sale with a mortgage loan, related to which we participated in the profit upon the subsequent sale of the property during 2011. Discontinued operations also includes results of operations and gains and losses recorded related to the disposition of these five operating properties in 2011, all of which we owned for all or a portion of 2010. During the year ended December 31, 2010, we sold (i) 12 operating properties from our portfolio, and (ii) one office property that we had previously held an interest in as a mezzanine lender. Eight of these operating properties were purchased and sold during the year ended December 31, 2010.

Liquidity and Capital Resources

Liquidity Outlook

We believe our existing cash balance, our available credit under the Facility, cash from operations, additional proceeds from our Public Offerings, proceeds from the sale of existing investments, and prospective debt or equity issuances will be sufficient to meet our liquidity and capital needs for the foreseeable future, including the next 12 months. Our capital requirements over the next 12 months are anticipated to include, but are not limited to, operating expenses, distribution payments, debt service payments, including debt maturities of approximately $102.9 million, all of which are subject to certain extension options, redemption payments, acquisitions of real property and debt related investments.

In order to maintain a reasonable level of liquidity for redemptions of Class A, Class W and Class I shares pursuant to our Class A, W and I Share Redemption Program, we intend to generally maintain under normal circumstances the following aggregate allocation to liquid assets: (1) 10% of the aggregate NAV of our outstanding Class A, Class W and Class I shares up to $1 billion of collective Class A, Class W and Class I share NAV, and (2) 5% of the aggregate NAV of our outstanding Class A, Class W and Class I shares in excess of $1 billion of collective Class A, Class W and Class I share NAV. However, our board of directors has the right to modify, suspend or terminate our share redemption program if it deems such action to be in the best interest of our stockholders. As of December 31, 2012, the aggregate NAV of our outstanding Class A, Class W and Class I shares was approximately $249,000.

As of December 31, 2012, we had approximately $36.9 million of cash compared to $128.4 million as of December 31, 2011. The following discussion summarizes the sources and uses of our cash during the year ended December 31, 2012, which resulted in the net cash decrease of approximately $91.5 million.

Operating Activities

Net cash provided by operating activities increased slightly by approximately $0.2 million to $94.5 million for the year ended December 31, 2012, compared to net cash provided by operating activities of approximately $94.3 million for the same period in 2011. This increase is primarily due to increased net operating income from our real property portfolio and a decrease in fees paid to our Advisor.

Lease Expirations

Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our properties are generally leased to tenants for the longer term and as of December 31, 2012, the weighted average remaining term of our leases was approximately 8.0 years, based on contractual remaining base rent, and 5.0 years, based on leased square footage. The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of December 31, 2012 and assuming no exercise of lease renewal options (amounts in thousands).

Year	Lease Expirations
	Number of Leases Expiring	Annualized Base Rent (1)%		Square Feet	%
2013(2)	111	$10,994	5.0%	1,267	7.4%
2014	104	20,754	9.5%	2,424	14.1%
2015	91	18,396	8.4%	2,227	13.0%
2016	63	28,026	12.9%	1,948	11.3%
2017(3)	54	55,559	25.5%	3,206	18.7%
2018	34	6,838	3.1%	1,575	9.2%
2019	36	15,670	7.2%	766	4.5%
2020	32	8,922	4.1%	515	3.0%
2021	13	11,180	5.1%	716	4.2%
2021	16	7,443	3.4%	542	3.2%
Thereafter	41	34,283	15.8%	1,990	11.6%

Total	595	$218,065	100.0%	17,176	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of leases executed as of December 31, 2012.
(2)	Includes leases that are on a month-to-month basis at annualized amounts.
(3)	Includes approximately $21.4 million annualized base rent and 594,000 square feet attributable to a lease with Charles Schwab & Co., Inc. (“Charles Schwab”) at one of our office properties located in New Jersey which expires in September 2017. Charles Schwab has subleased all of this area to various other sub-tenants. Approximately $5.8 million and 166,000 square feet are subject to lease agreements which expire subsequent to December 31, 2017. The leases with subtenants will become our direct tenants upon expiration of our lease with Charles Schwab.

Investing Activities

Net cash used in investing activities was approximately $39.5 million for the year ended December 31, 2012, as compared to approximately $89.5 million provided by investing activities for the same period in 2011. The majority of cash used in investing activities during 2012 was due to our investment in 15 debt related investments during the year and other capital expenditures, partially offset by cash provided from the sale of three operating properties during the year. The majority of cash provided by investing activities during 2011 was due to the sale of four operating properties and the repayment of three of our debt related investments during 2011, partially offset by the purchase of two operating properties and other capital expenditures during 2011.

Real Estate Dispositions

During the year ended December 31, 2012, we disposed of three operating real properties for total net proceeds of approximately $10.8 million, from which we received net investing cash flows of approximately $7.1 million. During the year ended December 31, 2011, we disposed of five operating real properties for total net proceeds of approximately $140.6 million, from which we received net investing cash flows of approximately $81.7 million. See Note 3 to our financial statements, beginning on page F-1 of this Supplement for further discussion of this disposition activity.

Debt Related Investments

During the year ended December 31, 2012, we used cash proceeds of approximately $40.0 million to invest in 15 debt related investments, all of which were structured as mortgage notes, except for one which was structured as a mezzanine loan. Additionally, we received full repayment of three debt investments, all of which were structured as mortgage notes, during the year ended December 31, 2012 which resulted in net cash proceeds of approximately $5.9 million, after the repayment of borrowings secured by the investments.

During the year ended December 31, 2011, we received full repayment of three debt investments, two of which were structured as mortgage notes and one was structured as a B-note. The repayments resulted in our receipt of net cash proceeds of approximately $44.1 million after the repayment of borrowings secured by the investments and including an amount related to a profit participation agreement that we have classified as gain on disposition of real property.

See Note 4 to our financial statements, beginning on page F-1 of this Supplement for further discussion of this debt related investment activity.

Financing Activities

Net cash used in financing activities was approximately $146.6 million for the year ended December 31, 2012, compared to net cash used in financing activities of approximately $138.9 million during the same period in 2011. The majority of cash used for financing activities in 2012 comprised (i) principal repayments of outstanding mortgage notes and other secured borrowings, (ii) distributions to common stockholders and noncontrolling interests, and (iii) redemptions of common shares and noncontrolling interests, partially offset by borrowings on the Facility and repurchase facilities. See “Significant Transactions During the Year Ended December 31, 2012 — Repayment of Mortgage Notes — Term Loan and Line of Credit” and Note 5 beginning on page F-1 of this Supplement for further discussion of these transactions. The majority of cash used for financing activities in 2011 related to distributions to common stockholders and the redemption of common shares, with lesser amounts used to repay mortgage note borrowings, offset by the receipt of cash from incremental other secured borrowings.

We have offered and will continue to offer Class E shares of common stock through the Class E DRIP Offering. The amount raised under the Class E DRIP Offering decreased by approximately $11.2 million to approximately $34.5 million for the year ended December 31, 2012, from approximately $45.7 million for the same period in 2011. On July 12, 2012, we commenced this offering. As of December 31, 2012, we had not raised any proceeds in this offering, and we cannot provide assurance that this offering will be successful. We raised a negligible amount of proceeds from the sale of Class A, Class W, and Class I shares of common stock in connection with a private placement transaction during the year ended December 31, 2012.

The Operating Partnership’s Private Placements

Prior to December 31, 2009, our Operating Partnership offered undivided tenancy-in-common interests in real property and beneficial interests in Delaware Statutory Trusts that own real property (hereinafter referred to collectively as “fractional interests”) to accredited investors in private placements. Our Operating Partnership’s last such private placement of fractional interest occurred in 2009 and we currently do not expect our Operating Partnership to offer any fractional interests during the next 12 to 18 months. The proceeds from the sale of these fractional interests are accounted for as financing obligations in the accompanying financial statements pursuant to ASC Topic 840, Accounting for Leases. Our Operating Partnership has 100% leased the properties sold to investors, and in accordance with ASC Topic 840, rental payments made pursuant to such leases to investors are accounted for generally as interest expense using the interest method, whereby a portion is accounted for as interest expense and a portion is accounted for as an accretion or amortization of the outstanding principal balance of the financing obligations.

For the years ended December 31, 2012, 2011, and 2010, we incurred rent obligations of approximately $1.1 million, $2.4 million, and $4.9 million, respectively, under our lease agreements with the investors who have participated in our Operating Partnership’s private placements. The lease agreement in place as of December 31, 2012 expires in June 2019.

During the year ended December 31, 2011, we exercised our option to acquire, at fair value, approximately $31.9 million of previously sold fractional interests in two properties for approximately 3.6 million Class E OP Units issued at a weighted average price of $8.86 per Class E OP Unit in accordance with the purchase option agreement. The result of this activity was a net decrease in our financing obligations of approximately $31.5 million for the year ended December 31, 2011 and an increase in noncontrolling interest of approximately $28.6 million.

Distributions

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including, but not limited to, REIT requirements, the evaluation of existing assets within our portfolio, anticipated acquisitions, projected levels of additional capital to be raised, debt to be incurred in the future and the anticipated results of operations.

Distributions declared payable to common stockholders decreased approximately $21.4 million to approximately $84.3 million for the year ended December 31, 2012 from approximately $105.7 million for the same period in 2011. Such distributions were paid following the respective quarters for which they were declared. Approximately $53.3 million and $62.6 million, respectively, were paid in cash and approximately $30.9 million and $50.6 million, respectively, were reinvested in shares of our common stock pursuant to our distribution reinvestment plan.

Redemptions

During the years ended December 31, 2012 and 2011, we redeemed approximately 9.2 million and 5.8 million Class E shares, respectively, of common stock, the significant majority of which were redeemed pursuant to our Class E share redemption program. Cash used to redeem such shares increased approximately $16.8 million to $65.2 million during the year ended December 31, 2012, from $48.4 million for the same period in 2011. We have not redeemed any Class A, Class W, or Class I shares of common stock. In addition to the above-mentioned redemptions, during the years ended December 31, 2012 and 2011, we redeemed approximately 2.0 million and 195,000 OP Units from our OP Unit holders for approximately $12.8 million and $1.8 million, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. There are no lines of credit, side agreements, or any other derivative financial instruments related to or between our unconsolidated joint venture and us, and we believe we have no material exposure to financial guarantees.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2012, specifically our obligations under mortgage note agreements and operating lease agreements (amounts in thousands).

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Borrowings (1)	$2,003,522	$182,985	$436,843	$907,527	$476,167
Financing Obligations (2)	8,281	1,224	2,471	2,626	1,960

Total	$2,011,803	$184,209	$439,314	$910,153	$478,127

(1)	Includes principal and interest payments due for our mortgage notes and other secured and unsecured borrowing obligations.
(2)	As of December 31, 2012, we had operating master lease obligations relating to one property, in connection with our Operating Partnership’s private placement offerings of fractional interests. These amounts represent rental payments due under the related master lease schedule.

Inflation

Substantially all of our leases provide for separate real estate tax and operating expense escalations over a base amount. In addition, many of our leases provide for fixed base rent increases or indexed rent increases. We believe that inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense escalations in our leases. To date, we believe that inflation has not had a material impact to our operations or overall liquidity.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and disclosures. Some of these estimates and assumptions require application of difficult, subjective, and/or complex judgment, often about the effect of matters that are inherently uncertain and that may change in subsequent periods. We are required to make such estimates and assumptions when applying the following accounting policies.

Principles of Consolidation

Due to our control of our Operating Partnership through our sole general partnership interest and the limited rights of the limited partners, we consolidate our Operating Partnership and limited partner interests not held by us and they are reflected as noncontrolling interests in the accompanying consolidated financial statements (herein referred to as “financial statements”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Our financial statements also include the accounts of our consolidated subsidiaries and joint ventures through which we are the primary beneficiary, when such subsidiaries and joint ventures are variable interest entities, or through which we have a controlling interest. In determining whether we have a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which we have the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses that could potentially be significant to the entity or the right to receive benefits that could potentially be significant to the entity.

Judgments made by us with respect to our level of influence or control of an entity and whether we are the primary beneficiary of a variable interest entity involve consideration of various factors, including the form of our ownership interest, the size of our investment (including loans), our ability to direct the activities of the entity, and our obligation to absorb the losses of, or, our right to receive benefits from the entity. Our ability to correctly assess our influence or control over an entity affects the presentation of these investments in our financial statements and, consequently, our financial position and specific items in our results of operations that are used by our stockholders, lenders and others in their evaluation of us. As of December 31, 2012 and 2011, we consolidated approximately $654.0 million and $544.6 million, respectively, in real property investments, before accumulated depreciation and amortization of approximately $133.7 million and $112.8 million, respectively, and approximately $419.5 million and $349.1 million, respectively, in mortgage note borrowings associated with our consolidated variable interest entities. The maximum risk of loss related to our investment in these consolidated variable interest entities is limited to our recorded net investments in such entities. The creditors of the consolidated variable interest entities do not have recourse to our general credit.

Generally, we consolidate real estate partnerships and other entities that are not variable interest entities when we own, directly or indirectly, a majority voting interest in the entity.

Revenue Recognition — Real Property

We record rental revenue for the full term of each lease on a straight-line basis. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments increase during the term of the lease. Accordingly, we record a receivable from tenants for rent that we expect to collect over the remaining lease term rather than currently, which is recorded as straight-line rents receivable. When we acquire a property, the term of existing leases is considered to commence as of the acquisition date for purposes of this calculation. For the years ended December 31, 2012, 2011 and 2010, the total increase to rental revenue due to straight-line rent adjustments was approximately $8.2 million, $9.9 million, and $7.9 million, respectively.

Tenant recovery income includes payments from tenants for real estate taxes, insurance and other property operating expenses and is recognized as rental revenue. Tenant recovery income recognized as rental revenue for the years ended December 31, 2012, 2011 and 2010 was approximately $33.2 million, $30.9 million, and $28.8 million, respectively.

Revenue Recognition — Debt Related Investments

Interest income on debt related investments is recognized over the life of the investment using the effective interest method and is recognized on an accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan. Anticipated exit fees, where collection is expected, are also recognized over the term of the debt related investment. A debt related investment is considered to be non-performing and is placed on non-accrual status when it becomes delinquent and management determines it is probable that it will be unable to collect all amounts due according to contractual terms. While on non-accrual status, debt related investments are accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash. Non-accrual debt investments are returned to accrual status when they become contractually current and management believes it will collect all amounts contractually due.

Impairment — Real Property

We review our investments in real property individually on a quarterly basis, and more frequently when such an evaluation is warranted, to determine their appropriate classification, as well as whether there are indicators of impairment. The investments in real property are either classified as held for sale or held and used.

As of December 31, 2012, all of our properties are classified as held and used. These held and used assets are reviewed for indicators of impairment, which may include, among others, vacancy, each tenant’s inability to make rent payments, operating losses or negative operating trends at the property level, notification by a tenant that it will not renew its lease, a decision to dispose of a property, including a change in estimated holding periods, or adverse changes in the fair value of any of our properties. If indicators of impairment exist on a held and used asset, we compare the future estimated undiscounted cash flows from the expected use of the property to its net book value to determine if impairment exists. If the sum of the future estimated undiscounted cash flows is greater than the current net book value, we conclude no impairment exists. If the sum of the future estimated undiscounted cash flows is less than its current net book value, we recognize an impairment loss for the difference between the net book value of the property and its estimated fair value. If a property is classified as held for sale, we recognize an impairment loss if the current net book value of the property exceeds its fair value less selling costs. If our assumptions, projections or estimates regarding a property change in the future, we may have to record an impairment charge to reduce or further reduce the net book value of the property.

During the year ended December 31, 2012, we recorded a $5.7 million impairment related to an industrial property held in a joint venture in which we do not act as the managing partner. This property is included in a portfolio of industrial properties held in the same joint venture that serves as collateral for a cross-collateralized senior mortgage note. Subsequent to December 31, 2012, we began to consider possible disposition opportunities for this portfolio of industrial properties. Such disposition opportunities caused us to significantly reduce our estimated holding period for these properties, triggering impairment recognition based on our estimate of future cash flows from the operation and disposition of these properties. This portfolio of industrial properties is classified as held and used as of December 31, 2012 since the criteria to classify this portfolio as held for sale were not met as of this date. Accordingly, the impairment charge is included within loss from continuing operations.

During the year ended December 31, 2011, we determined that one of our office properties that we held in a joint venture in which we were not the managing partner, located in the Silicon Valley market, was unlikely to generate cash flows during our estimated investment period sufficient to recover our net book basis as of December 31, 2011. The primary factor leading to this determination was our determination that the market rental rate we could obtain, and the low demand for office space in the particular sub market in which the building is located, did not support our recorded carrying value. As a result of our review and based on our estimate of future cash flow and fair value of the office property, we recognized an impairment charge of approximately $23.5 million to adjust the carrying value to our estimate of fair value as of December 31, 2011. We disposed of that property during the year ended December 31, 2012, and accordingly, the impairment charge is included within discontinued operations.

Impairment — Debt Related Investments

We review our debt related investments on a quarterly basis, and more frequently when such an evaluation is warranted, to determine if impairment exists. A debt related investment is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When a loan is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the loan’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables (“ASC Topic 310”) which permits a creditor to measure impairment based on the fair value of the collateral of an impaired collateral-dependent loan or to measure impairment based on an observable market price for the impaired loan as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

We did not record any provisions for loan losses during the year ended December 31, 2012.

During 2011, we recognized provision losses of approximately $23.0 million related to two of our debt related investments due to our determination that there has been or it is probable that there will be a disruption of cash flows, in timing or amount, and the resulting estimated discounted cash flows from our investments is less than our carrying value. During the year ended December 31, 2012, we wrote off the provision for loss on debt related investments of approximately $20.0 million related to a mezzanine debt investment that we foreclosed upon, as further discussed in Note 3 and Note 4 to our financial statements beginning on page F-1 of this Supplement.

Derivative Instruments and Hedging Activities

ASC Topic 815, Derivatives and Hedging (“ASC Topic 815”) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We record all derivative instruments in the accompanying balance sheets at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. Derivative instruments used to hedge exposure to changes in the fair value of an asset, liability, or firm commitments attributable to a particular risk, such as interest rate risk, are considered “fair value” hedges. Derivative instruments used to hedge exposure to variability in expected future cash flows, such as future interest payments, or other types of forecasted transactions, are considered “cash flow” hedges. We do not have any fair value hedges.

For derivative instruments designated as cash flow hedges, the changes in the fair value of the derivative instrument that represent changes in expected future cash flows that are effectively hedged by the derivative instrument are initially reported as other comprehensive income (loss) in the statement of equity until the derivative instrument is settled. Upon settlement, the effective portion of the hedge is recognized as other comprehensive income (loss) and amortized over the term of the designated cash flow or transaction the derivative instrument was intended to hedge. The change in value of any derivative instrument that is deemed to be ineffective is charged directly to earnings when the determination of ineffectiveness is made. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For purposes of determining hedge ineffectiveness, management estimates the timing and potential amount of future fixed-rate debt issuances each quarter in order to estimate the cash flows of the designated hedged item or transaction. Management considers the likelihood of the timing and amount of entering into such forecasted transactions when determining the expected future fixed-rate debt issuances. We do not use derivative instruments for trading or speculative purposes. Additionally, we have an interest rate collar that is not designated as a hedge pursuant to the requirements of ASC Topic 815. This derivative is not speculative and is used to manage exposure to interest rate volatility. We classify cash paid to settle our forward starting swaps as financing activities in our statements of cash flows.

New Accounting Pronouncements

In December 2011, the FASB issued a scope clarification (the “Accounting Standards Update”) that requires that a reporting entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt to apply the Property, Plant, and Equipment — Real Estate Sales guidance, as opposed to Consolidation guidance, to determine whether to derecognize assets and liabilities of that subsidiary. The clarification provides that a reporting entity should continue to include the real estate, debt, and results of the subsidiary’s operations in its consolidated financial statements until the legal title to the real estate is transferred to legally satisfy the debt. This Accounting Standards Update is effective prospectively for us for a deconsolidation event that takes place in fiscal years, and interim periods within those years, beginning on or after June 15, 2012, and does not contain additional disclosure requirements. The adoption of this guidance did not have a material effect on our consolidated financial statements, as our deconsolidation accounting policy was consistent with the clarified guidance.

In December 2011, the FASB issued guidance enhancing disclosure requirements surrounding the nature of an entity’s right to offset and related arrangements associated with its financial instruments and derivative instruments. This new guidance requires companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to master netting arrangements. This new guidance is effective for us beginning January 1, 2013. As this guidance only requires expanded disclosures, we do not anticipate the adoption will have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. This new guidance requires the components of net income and other comprehensive income to be either presented in one continuous statement or in two separate but consecutive statements. This new guidance eliminates the current option to report other comprehensive income and its components in the statement of shareholders’ equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance was effective for us beginning January 1, 2012, with early adoption permitted. As this guidance only amends the presentation of the components of comprehensive income, the adoption did not have an impact on our consolidated financial position or results of operations. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. Effective December 31, 2011, we changed our presentation of comprehensive income (loss) to a single continuous financial statement with the statement of income (loss) in connection with our adoption of the related new accounting pronouncement. Effective December 31, 2012, we changed our presentation of comprehensive income (loss) from a single continuous financial statement with the statement of income (loss) to a separate financial statement, immediately following the statement of income (loss).

In April 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards. This new guidance, which was effective for us beginning January 1, 2012, amends current U.S. GAAP fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The adoption did not have a material impact on our consolidated financial position or results of operations.

Experts

The consolidated financial statements and related financial statement schedule of Dividend Capital Diversified Property Fund Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, have been included in this Supplement, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

The statements included in this Supplement under the caption “Net Asset Value Calculation,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions, have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dividend Capital Diversified Property Fund Inc.:

We have audited the accompanying consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

March 19, 2013

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share information)

	As of December 31,
	2012	2011
ASSETS
Investments in real property	$2,819,550	$2,724,684
Accumulated depreciation and amortization	(482,782)	(361,357)

Total net investments in real property*	2,336,768	2,363,327
Debt related investments, net	187,321	92,247

Total net investments	2,524,089	2,455,574
Cash and cash equivalents	36,872	128,447
Restricted cash	32,968	29,735
Other assets, net	65,325	56,663

Total Assets	$2,659,254	$2,670,419

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued expenses	$53,221	$42,576
Unsecured borrowings	300,000	—
Mortgage notes and other secured borrowings**	1,319,452	1,481,503
Financing obligations	18,176	18,310
Intangible lease liabilities, net	88,331	92,767
Other liabilities	38,547	35,994

Total Liabilities	1,817,727	1,671,150
Equity:
Stockholders’ equity:
Preferred stock, $0.01 par value; 200,000,000 shares authorized; none outstanding	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 178,127,559*** and 182,331,424 shares issued and outstanding, as of December 31, 2012 and December 31, 2011, respectively	1,781	1,823
Additional paid-in capital	1,610,996	1,640,336
Distributions in excess of earnings	(850,885)	(744,365)
Accumulated other comprehensive loss	(16,196)	(18,536)

Total stockholders’ equity	745,696	879,258
Noncontrolling interests	95,831	120,011

Total Equity	841,527	999,269

Total Liabilities and Equity	$2,659,254	$2,670,419

*	Includes approximately $520.3 million and $431.8 million, after accumulated depreciation and amortization, in consolidated real property variable interest entity investments as of December 31, 2012 and 2011, respectively.
**	Includes approximately $419.5 million and $349.1 million in mortgage notes of consolidated real property variable interest entity investments as of December 31, 2012 and 2011, respectively.
***	Includes 178,090,434 shares of Class E common stock, 12,375 shares of Class A common stock, 12,375 shares of Class W common stock, and 12,375 shares of Class I common stock issued and outstanding as of December 31, 2012, and 182,331,424 shares of Class E common stock and no shares of Class A, Class W, or Class I common stock issued and outstanding as of December 31, 2011.

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In thousands, except per share information)

	For the Years Ended December 31,
	2012	2011	2010
REVENUE:
Rental revenue	$265,841	$247,561	$196,308
Debt related income	9,409	11,107	14,961

Total Revenue	275,250	258,668	211,269

EXPENSES:
Rental expense	61,561	50,912	45,097
Real estate depreciation and amortization expense	128,280	118,329	89,304
General and administrative expenses	8,247	7,318	5,606
Asset management and advisory fees, related party	17,659	20,854	18,945
Acquisition-related expenses*	325	610	18,185
Provision for loss on debt related investments	—	23,037	1,278
Impairment of real estate property	5,700	—	—
Other-than-temporary impairment on securities	—	3,369	5,387

Total Operating Expenses	221,772	224,429	183,802

Other Income (Expenses):
Interest and other income	1,364	2,526	4,785
Interest expense	(93,023)	(89,045)	(75,140)
Loss on extinguishment of debt and financing commitments	(5,650)	—	(5,075)
Gain on disposition of securities	—	—	39,870

Loss from continuing operations	(43,831)	(52,280)	(8,093)
Discontinued operations, net of taxes**	21,460	(12,286)	(14,314)

Net loss	(22,371)	(64,566)	(22,407)
Net (income) loss attributable to noncontrolling interests	110	6,886	1,705

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(22,261)	$(57,680)	$(20,702)

Net income (loss) per basic and diluted common share:
Continuing operations	$(0.22)	$(0.26)	$(0.04)
Discontinued Operations	$0.10	$(0.05)	$(0.07)

NET LOSS PER BASIC AND DILUTED COMMON SHARE	$(0.12)	$(0.31)	$(0.11)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	181,982	183,813	184,215

Diluted	197,244	197,377	193,773

Distributions declared per common share	$0.4625	$0.5750	$0.6000

*	Includes $0, $218,000, and $13.5 million paid to our Advisor for the years ended December 31, 2012, 2011 and 2010, respectively.
**	Includes $101,000, $1.6 million, and $2.1 million paid to our Advisor for fees associated with the disposition of real properties during the years ended December 31, 2012, 2011 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	For the Years Ended December 31,
	2012	2011	2010
Net Loss	$(22,371)	$(64,566)	$(22,407)
Other Comprehensive Income (Loss):
Net unrealized change from available-for-sale securities	(1,426)	1,260	(28,864)
Unrealized change from cash flow hedging derivatives	3,963	2,837	2,499

Comprehensive loss	(19,834)	(60,469)	(48,772)
Comprehensive (income) loss attributable to noncontrolling interests	(87)	6,605	2,867

COMPREHENSIVE LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	(19,921)	(53,864)	(45,905)

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)

	Stockholders’ Equity
	Common Stock		Additional Paid-in Capital	Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
	Shares	Amount
Balances, December 31, 2009	182,839	1,828	1,646,185	(449,849)	2,851	71,571	1,272,586

Comprehensive income (loss):
Net loss	—	—	—	(20,702)	—	(1,705)	(22,407)
Net unrealized change from available-for-sale securities	—	—	—	—	(27,579)	(1,285)	(28,864)
Unrealized change from cash flow hedging derivatives	—	—	—	—	2,376	123	2,499

Common stock:
Issuance of common stock, net of offering costs	5,526	55	52,078	—	—	—	52,133
Redemptions of common stock	(5,648)	(56)	(54,043)	—	—	—	(54,099)
Amortization of stock based compensation	—	—	29	—	—	—	29
Distributions on common stock	—	—	—	(110,430)	—	—	(110,430)
Noncontrolling interests:
Contributions of noncontrolling interests	—	—	—	—	—	53,604	53,604
Distributions to noncontrolling interests	—	—	—	—	—	(8,077)	(8,077)

Balances, December 31, 2010	182,717	1,827	1,644,249	(580,981)	(22,352)	114,231	1,156,974

Comprehensive income (loss):
Net loss	—	—	—	(57,680)	—	(6,886)	(64,566)
Net unrealized change from available-for-sale securities	—	—	—	—	1,174	86	1,260
Unrealized change from cash flow hedging derivatives	—	—	—	—	2,642	195	2,837

Common stock:
Issuance of common stock, net of offering costs	5,274	53	45,749	—	—	—	45,802
Conversion of OP Units to common stock	118	1	977	—	—	(978)	—
Redemptions of common stock	(5,778)	(58)	(48,308)	—	—	—	(48,366)
Amortization of stock based compensation	—	—	22	—	—	—	22
Distributions on common stock	—	—	—	(105,704)	—	—	(105,704)

Noncontrolling interests:
Contributions of noncontrolling interests	—	—	—	—	—	28,065	28,065
Distributions to noncontrolling interests	—	—	—	—	—	(10,470)	(10,470)
Buyout of noncontrolling interest from Joint Venture partner	—	—	(2,353)	—	—	(4,232)	(6,585)

Balances, December 31, 2011	182,331	$1,823	$1,640,336	$(744,365)	$(18,536)	$120,011	$999,269

Comprehensive income (loss):
Net loss	—	—	—	(22,261)	—	(110)	(22,371)
Net unrealized change from available-for-sale securities	—	—	—	—	(1,315)	(111)	(1,426)
Unrealized change from cash flow hedging derivatives	—	—	—	—	3,655	308	3,963

Common stock:
Issuance of common stock, net of offering costs	4,711	47	34,877	—	—	—	34,924
Conversion of OP Units to common stock	269	3	2,270	—	—	(2,273)	—
Redemptions of common stock	(9,183)	(92)	(65,066)	—	—	—	(65,158)
Amortization of stock based compensation	—	—	7	—	—	—	7
Distributions on common stock	—	—	—	(84,259)	—	—	(84,259)

Noncontrolling interests:
Contributions of noncontrolling interests	—	—	—	—	—	1,053	1,053
Distributions to noncontrolling interests	—	—	—	—	—	(8,617)	(8,617)
Redemptions of noncontrolling interests	—	—	—	—	—	(12,785)	(12,785)
Buyout of noncontrolling interest from Joint Venture partner	—	—	(1,428)	—	—	(1,645)	(3,073)

Balances, December 31, 2012	178,128	$1,781	$1,610,996	$(850,885)	$(16,196)	$95,831	$841,527

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2012	2011	2010
OPERATING ACTIVITIES:
Net loss	$(22,371)	$(64,566)	$(22,407)
Adjustments to reconcile net loss to net cash provided by operating activities:
Real estate depreciation and amortization expense	129,116	126,890	98,009
Gain on disposition of securities	—	—	(39,870)
Provision for loss on debt related investments	—	23,037	1,278
Unrealized impairment loss on real property	5,700	23,500	3,900
(Gain) loss on disposition of real property	(21,144)	(13,588)	10,627
Other depreciation and amortization	10,202	5,584	3,984
Other adjustments to reconcile loss to net cash provided by operating activities	4,622	4,257	12,535
Changes in operating assets and liabilities	(11,638)	(10,772)	(17,856)

Net cash provided by operating activities	94,487	94,342	50,200

INVESTING ACTIVITIES:
Acquisition of real property	—	(21,456)	(1,338,922)
Capital expenditures in real property	(21,456)	(11,850)	(2,284)
Proceeds from unconsolidated joint venture	—	—	17,000
Proceeds from disposition of real property	7,081	81,651	32,182
Disposition of real estate securities	—	—	72,901
Investment in debt related investments	(39,958)	—	(75,359)
Principal collections on debt related investments	7,300	43,605	103
Other investing activities	7,568	(2,493)	(2,628)

Net cash provided by (used in) investing activities	(39,465)	89,457	(1,297,007)

FINANCING ACTIVITIES:
Mortgage note proceeds	15,126	—	863,995
Mortgage note principal repayments	(291,281)	(11,109)	(40,173)
Net proceeds from revolving line of credit borrowings	30,000	—	—
Proceeds from term loan borrowings	270,000	—	—
Proceeds from other secured borrowings	—	19,162	205,639
Repayment of other secured borrowings	(27,461)	(471)	(88,723)
Redemption of common shares	(53,916)	(62,588)	(54,839)
Distributions to common stockholders	(57,005)	(64,458)	(57,886)
Distributions to noncontrolling interest holders	(9,230)	(10,408)	(7,377)
(Increase) decrease in deferred financing costs	(4,985)	(1,743)	(17,050)
(Increase) decrease in restricted cash	—	(51)	13,290
Redemption of OP Unit holder interest	(11,944)	(824)	(680)
Other financing activities	(5,901)	(6,421)	(616)

Net cash (used in) provided by financing activities	(146,597)	(138,911)	815,580

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(91,575)	44,888	(431,227)

CASH AND CASH EQUIVALENTS, beginning of period	128,447	83,559	514,786
CASH AND CASH EQUIVALENTS, end of period	$36,872	$128,447	$83,559

Supplemental Disclosure of Cash Flow Information:
Assumed mortgage	$124,800	$—	$—
Amount issued pursuant to the distribution reinvestment plan	$34,491	$45,732	$52,573
Cash paid for interest	$87,935	$84,113	$72,320
Issuances of OP Units for beneficial interests	$—	$28,597	$58,934
Non-cash repayment of mortgage note and other secured borrowings	$63,253	$120,029	$298,912
Non-cash principal collection on debt related investments	$17,778	$61,103	$—
Non-cash origination of debt related investments	$82,343	$—	$16,470
Non-cash investment in real property	$125,854	$—	$—
Non-cash disposition of real property	$46,282	$—	$—
Non-cash origination of repurchase facility	$96,534	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

1.	ORGANIZATION

Dividend Capital Diversified Property Fund Inc. (formerly, Dividend Capital Total Realty Trust Inc.) is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate-related investments. As used herein, “the Company,” “we,” “our” and “us” refer to Dividend Capital Diversified Property Fund Inc. and its consolidated subsidiaries and partnerships except where the context otherwise requires.

We operate in a manner intended to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, commencing with the taxable year ended December 31, 2006, when we first elected REIT status. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through our operating partnership, Dividend Capital Total Realty Operating Partnership, L.P. (our “Operating Partnership”). Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp. (the “TRS”), through which we execute certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership.

We are the sole general partner of our Operating Partnership. In addition, we have contributed 100% of the proceeds received from our offerings of common stock to our Operating Partnership in exchange for partnership units (“OP Units”) representing our interest as a limited partner of the Operating Partnership.

Our day-to-day activities are managed by Dividend Capital Total Advisors LLC (our “Advisor”), a related party, under the terms and conditions of an advisory agreement (as amended from time to time the “Advisory Agreement”). Our Advisor and its affiliates receive various forms of compensation, reimbursements and fees for services relating to the investment and management of our real estate assets.

On July 12, 2012, the Securities and Exchange Commission (the “Commission”) declared effective our Registration Statement on Form S-11 (Registration Number 333-175989) (the “Registration Statement”). Immediately thereafter, we changed our name from Dividend Capital Total Realty Trust Inc. to Dividend Capital Diversified Property Fund Inc. The Registration Statement applies to the offer and sale (the “Offering”) of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares are expected to be offered to the public in a primary offering and $750,000,000 of shares are expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). In the Offering, we are offering to the public three new classes of shares: Class A shares, Class W shares and Class I shares with net asset value (“NAV”) based pricing. See Part II, Item 5 and Exhibit 99.1 of this Annual Report on Form 10-K for a description of our valuation procedures and valuation components, including important disclosure regarding real property valuations provided by Altus Group U.S., Inc., an independent valuation firm. Our NAV is not audited by our independent registered public accounting firm. Selling commissions, dealer manager fees, and distribution fees are allocated to Class A shares, Class W shares, and Class I shares on a class-specific basis and differ for each class, even when the NAV of each class is the same. We are offering to sell any combination of Class A shares, Class W shares and Class I shares with a dollar value up to the maximum offering amount. We continue to sell shares of our unclassified common stock, which we refer to as “Class E” shares, pursuant to our distribution reinvestment plan offering registered on our Registration Statement on Form S-3 (Registration Number 333-162636). In the event of a liquidation event, such assets, or the proceeds therefrom, will be distributed ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Other than differing allocable fees and expenses and liquidation rights, Class E shares, Class A shares, Class W shares, and Class I shares have identical rights and privileges.

We are currently invested in a diverse portfolio of real properties and real estate-related debt investments. Our investment in real property consists of office, industrial, and retail properties, located in the United States. Additionally, we are invested in certain real estate-related debt investments, including originating and participating in mortgage loans secured by real estate, junior portions of first mortgages on commercial properties (“B-notes”), mezzanine debt and other related investments (herein referred to as “debt related investments”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Due to our control of our Operating Partnership through our sole general partnership interest and the limited rights of the limited partners, we consolidate our Operating Partnership, and limited partner interests not held by us are reflected as noncontrolling interests in the accompanying consolidated financial statements (herein referred to as “financial statements”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Our financial statements also include the accounts of our consolidated subsidiaries and joint ventures through which we are the primary beneficiary, when such subsidiaries and joint ventures are variable interest entities, or through which we have a controlling interest. In determining whether we have a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which we have the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses that could potentially be significant to the entity or the right to receive benefits that could potentially be significant to the entity.

Judgments made by us with respect to our level of influence or control of an entity and whether we are the primary beneficiary of a variable interest entity involve consideration of various factors, including the form of our ownership interest, the size of our investment (including loans), our ability to direct the activities of the entity, and our obligation to absorb the losses of, or, our right to receive benefits from the entity. Our ability to correctly assess our influence or control over an entity affects the presentation of these investments in our financial statements and, consequently, our financial position and specific items in our results of operations that are used by our stockholders, lenders and others in their evaluation of us. The maximum risk of loss related to our investment in these consolidated variable interest entities is limited to our recorded net investments in such entities. The creditors of the consolidated variable interest entities do not have recourse to our general credit.

Generally, we consolidate real estate partnerships and other entities that are not variable interest entities when we own, directly or indirectly, a majority voting interest in the entity.

Reclassifications

Certain amounts included in the accompanying financial statements for 2011 and 2010 have been reclassified to conform to the 2012 financial statement presentation. Statement of income (loss) amounts for properties disposed of have been reclassified to discontinued operations for all periods presented. Certain disclosures related to statement of income (loss) items in the accompanying footnotes exclude amounts that have been reclassified to discontinued operations. In addition, effective December 31, 2011, we changed our presentation of comprehensive income (loss) in connection with our adoption of a related new accounting pronouncement. See “New Accounting Pronouncements” under this Note 2 to our financial statements for additional information regarding this new accounting pronouncement. Effective December 31, 2012, we changed our presentation of comprehensive income (loss) from a single continuous financial statement with the statement of income (loss) to a separate financial statement, immediately following the statement of income (loss).

Investments

Real Property

Costs associated with the acquisition of real property, including acquisition fees paid to our Advisor, are expensed as incurred. In addition, we estimate the fair value of contingent consideration and contingencies related to acquisitions of real property in determining the total cost of the property acquired. Subsequent changes in the fair value of such contingent consideration are recorded either as a gain or loss in our statement of operations. Contingencies are subsequently adjusted through the statement of income (loss) when new information becomes available indicating that settlement of a contingent liability is probable and can be estimated at an amount greater than the acquisition date fair value, or the contingency is resolved, in which case the contingent asset or liability is derecognized.

Costs associated with the development and improvement of our real property assets are capitalized as incurred. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. During the land development and construction periods, we capitalize interest costs, insurance, real estate taxes and certain general and administrative costs if such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. The results of operations for acquired real property are included in our accompanying statements of operations from their respective acquisition dates.

Upon acquisition, the total cost of a property is allocated to land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities. The allocation of the total cost to land, building, building improvements and tenant improvements is based on our estimate of the property’s as-if vacant fair value. The as-if vacant fair value is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The difference between the fair value and the face value of debt assumed in an acquisition is recorded as an adjustment to the purchase price allocation. The allocation of the total cost of a property to an intangible lease asset includes the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other costs.

We record acquired “above-market” and “below-market” leases at their fair value equal to the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease plus the term of any below-market fixed-rate renewal option periods for below-market leases. In addition, we allocate a portion of the purchase price of an acquired property to the estimated value of customer relationships, if any. As of December 31, 2012, we had not recognized any estimated value to customer relationships.

Intangible in-place lease assets are amortized over the corresponding lease term. Above-market lease assets are amortized as a reduction in rental revenue over the corresponding lease term. Below-market lease liabilities are amortized as an increase in rental revenue over the corresponding lease term, plus any applicable below-market fixed-rate renewal option periods. The following table summarizes the amounts that we have incurred in amortization expense for intangible lease assets and adjustments to rental revenue for above-market lease assets and below-market lease liabilities for the years ended December 31, 2012, 2011 and 2010 (amounts in thousands).

	2012	2011	2010
Above-market lease assets	$(8,032)	$(8,114)	$(5,354)
Below-market lease liabilities	9,566	8,886	6,911

Net rental revenue increase	$1,534	$772	$1,557

Intangible lease asset amortization	$80,701	$73,523	$53,126

We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a tenant terminates a lease before the stated lease expiration date. We recorded a negligible amount of adjustments related to write-offs of unamortized intangible lease assets and liabilities due to early lease terminations during the years ended December 31, 2012, 2011 and 2010.

Real property assets, including land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over their estimated useful lives as described in the following table.

Description	Depreciable Life
Land	Not depreciated
Building	40 years
Building and land improvements	5-20 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible in-place lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

The following table presents expected amortization during the next five years and thereafter related to the acquired above-market lease assets, below-market lease liabilities and acquired in-place lease intangibles, for properties owned as of December 31, 2012 (amounts in thousands).

	2013	2014	2015	2016	2017	Thereafter	Total
Acquired below-market lease liabilities	$8,230	$7,411	$6,333	$5,663	$5,454	$55,240	$88,331
Acquired above-market lease assets	(7,735)	(7,203)	(6,654)	(6,624)	(4,038)	(4,531)	(36,785)

Net rental revenue increase (decrease)	$495	$208	$(321)	$(961)	$1,416	$50,709	$51,546

Acquired in-place lease intangible amortization	$70,844	$54,064	$44,638	$41,337	$25,150	$49,472	$285,505

Discontinued Operations

Discontinued operations represent properties that we have either disposed of or have classified as held for sale if both the operations and cash flows of the property have been or will be eliminated from our ongoing operations as a result of the disposal transaction and if we will not have any significant continuing involvement in the operations of the property after the disposal transaction. The results of operations of properties that have been classified as discontinued operations are also reported as discontinued operations for all periods presented. We classify a property as held for sale when certain criteria are met. At such time, the respective assets and liabilities are presented separately on our balance sheets and depreciation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value less the costs to sell the assets. As of December 31, 2012, all of our real properties are classified as held and used.

Debt Related Investments

Debt related investments are considered to be held for investment, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments unless such loans or investments are deemed to be impaired.

Revenue Recognition

Revenue Recognition — Real Property

We record rental revenue for the full term of each lease on a straight-line basis. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments increase during the term of the lease. Accordingly, we record a receivable from tenants for rent that we expect to collect over the remaining lease term rather than currently, which is recorded as straight-line rents receivable. When we acquire a property, the term of existing leases is considered to commence as of the acquisition date for purposes of this calculation. For the years ended December 31, 2012, 2011 and 2010, the total increase to rental revenue due to straight-line rent adjustments was approximately $8.2 million, $9.9 million, and $7.9 million, respectively.

Tenant recovery income includes payments from tenants for real estate taxes, insurance and other property operating expenses and is recognized as rental revenue. Tenant recovery income recognized as rental revenue for the years ended December 31, 2012, 2011 and 2010 was approximately $33.2 million, $30.9 million, and $28.8 million, respectively.

Revenue Recognition — Debt Related Investments

Interest income on debt related investments is recognized over the life of the investment using the effective interest method and is recognized on an accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan. Anticipated exit fees, where collection is expected, are also recognized over the term of the debt related investment. A debt related investment is considered to be non-performing and is placed on non-accrual status when it becomes delinquent and management determines it is probable that it will be unable to collect all amounts due according to contractual terms. While on non-accrual status, debt related investments are accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash. Non-accrual debt investments are returned to accrual status when they become contractually current and management believes it will collect all amounts contractually due.

Impairment

Impairment — Real Property

We review our investments in real property individually on a quarterly basis, and more frequently when such an evaluation is warranted, to determine their appropriate classification, as well as whether there are indicators of impairment. The investments in real property are either classified as held for sale or held and used.

As of December 31, 2012, all of our properties are classified as held and used. These held and used assets are reviewed for indicators of impairment, which may include, among others, each tenant’s inability to make rent payments, operating losses or negative operating trends at the property level, notification by a tenant that it will not renew its lease, a decision to dispose of a property, including a change in estimated holding periods, or adverse changes in the fair value of any of our properties. If indicators of impairment exist on a held and used asset, we compare the future estimated undiscounted cash flows from the expected use of the property to its net book value to determine if impairment exists. If the sum of the future estimated undiscounted cash flows is greater than the current net book value, we conclude no impairment exists. If the sum of the future estimated undiscounted cash flows is less than its current net book value, we recognize an impairment loss for the difference between the net book value of the property and its estimated fair value. If a property is classified as held for sale, we recognize an impairment loss if the current net book value of the property exceeds its fair value less selling costs. If our assumptions, projections or estimates regarding a property change in the future, we may have to record an impairment charge to reduce or further reduce the net book value of the property. See Note 3 for a discussion of impairment charges relating to our real properties recorded during the years ended December 31, 2012, 2011, and 2010.

Impairment — Debt Related Investments

We review our debt related investments on a quarterly basis, and more frequently when such an evaluation is warranted, to determine if impairment exists. A debt related investment is impaired when, based on current information and events including economic, industry and geographical factors, it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When our investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, we may measure impairment based on the fair value of the collateral of an impaired collateral-dependent investment or to measure impairment based on an observable market price for the impaired investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, we measure impairment based on the fair value of the collateral when it is determined that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. See Note 4 for a discussion of impairment charges relating to our debt related investments recorded during the years ended December 31, 2012, 2011, and 2010.

Impairment — Real Estate Securities

As of December 31, 2012 and 2011, we held investments in real estate securities of approximately $0.5 million and $1.9 million, respectively. Real estate securities are included in other assets, net, in the accompanying balance sheets.

During the years ended December 31, 2012, 2011, and 2010, we recorded approximately $0, $3.4 million and $5.4 million, respectively, related to other-than-temporary impairment of our CMBS and CRE-CDO securities. Due to volatility with the credit market and its unpredictable impact for such securities, we determined that we cannot reliably predict the timing and amount of cash flows that we expect to receive related to the majority of our CMBS and CRE-CDO securities. Therefore, we account for such securities under the cost recovery method of accounting. The application of the cost recovery method of accounting requires that we cease recognizing interest income related to these securities until the amortized cost of each respective security is depleted or until we can reliably estimate cash flows. Once the amortized cost of each security is depleted or we can reasonably estimate cash flows, cash payments will be recorded to interest income. Under the cost recovery method of accounting, if the fair value of a security falls below the amortized cost of that security and we do not anticipate that the receipt of near term cash flows will sufficiently reduce the security’s amortized cost below its fair value, then we recognize an other-than-temporary impairment in an amount equal to the difference between that security’s fair value and its amortized cost.

Credit Losses

A credit loss represents the difference between the present value of expected future cash flows and the amortized cost basis of a debt security. As of December 31, 2012 and 2011, we had recognized approximately $140.1 million of cumulative credit losses in other-than-temporary impairment related to our investments in debt securities. We recorded impairment losses of $0, $3.4 million, and $5.4 million for each of the years ended December 31, 2012, 2011, and 2010, respectively.

Derivative Instruments and Hedging Activities

We record all derivative instruments in the accompanying balance sheets at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. Derivative instruments used to hedge exposure to changes in the fair value of an asset, liability, or firm commitments attributable to a particular risk, such as interest rate risk, are considered “fair value” hedges. Derivative instruments used to hedge exposure to variability in expected future cash flows, such as future interest payments, or other types of forecasted transactions, are considered “cash flow” hedges. We do not have any fair value hedges.

For derivative instruments designated as cash flow hedges, the changes in the fair value of the derivative instrument that represent changes in expected future cash flows, which are effectively hedged by the derivative instrument, are initially reported as other comprehensive income (loss) in the statement of equity until the derivative instrument is settled. Upon settlement, the effective portion of the hedge is recognized as other comprehensive income (loss) and amortized over the term of the designated cash flow or transaction the derivative instrument was intended to hedge. The change in value of any derivative instrument that is deemed to be ineffective is charged directly to earnings when the determination of hedge ineffectiveness is made. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For purposes of determining hedge ineffectiveness, management estimates the timing and potential amount of future fixed-rate debt issuances each quarter in order to estimate the cash flows of the designated hedged item or transaction. Management considers the likelihood of the timing and amount of entering into such forecasted transactions when determining the expected future fixed-rate debt issuances. We do not use derivative instruments for trading or speculative purposes. We classify cash paid to settle our forward starting swaps as financing activities in our statements of cash flows.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less such as money market mutual funds or certificates of deposits. As of December 31, 2012 and 2011, we have not realized any losses in such cash accounts or investments and believe that we are not exposed to any significant credit risk.

Restricted Cash

Restricted cash consists primarily of lender and property-related escrow accounts. As of December 31, 2012 and 2011, we had not realized any losses in such restricted cash accounts or investments related to, and believe that we are not exposed to, any significant credit risk.

Collectability of Receivables

We evaluate the collectability of our rent and other receivables on a regular basis based on factors including, among others, payment history, the financial strength of the tenant or borrower and any guarantors, the value of the underlying collateral, the operations and operating trends of the underlying collateral, if any, the asset type and current economic conditions. If our evaluation of these factors indicates we may not recover the full amount of the receivable, we provide a reserve against the portion of the receivable that we estimate may not be recovered. This analysis requires us to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected. As of December 31, 2012 and 2011, we had allowances included in the caption other assets, net, in our accompanying balance sheets of approximately $0.5 million and $1.7 million, respectively. If our assumptions or estimates regarding the collectability of a receivable change in the future, we may have to record allowances to reduce or further reduce the carrying value of the receivable.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) as reported in the accompanying statements of equity primarily consists of the cumulative loss related to our real estate securities of approximately $1.5 million, net of attribution to noncontrolling interests, and a cumulative loss related to our derivatives of $14.7 million, net of attribution to noncontrolling interests.

Basic and Diluted Net Income (Loss) per Common Share

Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of OP Units.

Income Taxes

We operate in a manner intended to qualify as a REIT for U.S. federal income tax purposes. As a REIT, we generally will not be subject to federal income taxes on net income that we distribute to our stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. We believe we are organized and operate in such a manner and intend to operate in the foreseeable future in such a manner to qualify as a REIT for federal income tax purposes. We are, however, subject to certain state and local taxes. Our taxable REIT subsidiary, DCTRT Leasing Corporation, is also subject to federal, state, and local taxes.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the periods they are determined to be necessary.

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (the “FASB”) issued a scope clarification (the “Accounting Standards Update”) that requires that a reporting entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt to apply the Property, Plant, and Equipment — Real Estate Sales guidance, as opposed to Consolidation guidance, to determine whether to derecognize assets and liabilities of that subsidiary. The clarification provides that a reporting entity should continue to include the real estate, debt, and results of the subsidiary’s operations in its consolidated financial statements until the legal title to the real estate is transferred to legally satisfy the debt. This Accounting Standards Update is effective prospectively for us for a deconsolidation event that takes place in fiscal years, and interim periods within those years, beginning on or after June 15, 2012, and does not contain additional disclosure requirements. The adoption of this guidance did not have a material effect on our financial statements, as our deconsolidation accounting policy was consistent with the clarified guidance.

In December 2011, the FASB issued guidance enhancing disclosure requirements surrounding the nature of an entity’s right to offset and related arrangements associated with its financial instruments and derivative instruments. This new guidance requires companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to master netting arrangements. This new guidance is effective for us beginning January 1, 2013. As this guidance only requires expanded disclosures, we do not anticipate the adoption will have a significant impact on our financial statements.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. This new guidance requires the components of net income and other comprehensive income to be either presented in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. This new guidance eliminates the current option to report other comprehensive income and its components in the statement of shareholders’ equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance was effective for us beginning January 1, 2012, with early adoption permitted. As this guidance only amends the presentation of the components of comprehensive income, the adoption did not have an impact on our consolidated financial position or results of operations. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. Effective December 31, 2011, we changed our presentation of comprehensive income (loss) to a single continuous financial statement with the statement of income (loss) in connection with our adoption of the related new accounting pronouncement. Effective December 31, 2012, we changed our presentation of comprehensive income (loss) from a single continuous financial statement with the statement of income (loss) to a separate financial statement, immediately following the statement of income (loss).

In April 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards. This new guidance, which was effective for us beginning January 1, 2012, amends current U.S. GAAP fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The adoption did not have a material impact on our consolidated financial position or results of operations.

3.	INVESTMENTS IN REAL PROPERTY

Our consolidated investments in real property consist of investments in office, industrial and retail properties. The following tables summarize our consolidated investments in real property as of December 31, 2012 and 2011 (amounts in thousands).

Real Property	Land	Building and Improvements	Intangible Lease Assets	Total Investment Amount	Intangible Lease Liabilities	Net Investment Amount
As of December 31, 2012:
Office	$237,865	$939,722	$475,397	$1,652,984	$(65,788)	$1,587,196
Industrial	52,598	329,844	61,967	444,409	(7,765)	436,644
Retail	227,218	416,971	77,968	722,157	(51,059)	671,098

Total gross book value	517,681	1,686,537	615,332	2,819,550	(124,612)	2,694,938
Accumulated depreciation/amortization	—	(189,740)	(293,042)	(482,782)	36,281	(446,501)

Total net book value	$517,681	$1,496,797	$322,290	$2,336,768	$(88,331)	$2,248,437

As of December 31, 2011:
Office	$237,464	$888,327	$421,647	$1,547,438	$(61,310)	$1,486,128
Industrial	54,915	335,006	62,947	452,868	(7,765)	445,103
Retail	228,598	417,555	78,225	724,378	(51,273)	673,105

Total gross book value	520,977	1,640,888	562,819	2,724,684	(120,348)	2,604,336
Accumulated depreciation/amortization	—	(149,444)	(211,913)	(361,357)	27,581	(333,776)

Total net book value	$520,977	$1,491,444	$350,906	$2,363,327	$(92,767)	$2,270,560

Acquisitions

On March 6, 2012, we became the 100% owner of the titleholder of a 1.5 million square foot office property in the Dallas, Texas market (“Comerica Bank Tower”), as the result of our foreclosure of a non-performing mezzanine loan for which such ownership interest had served as collateral. We concluded that we became the primary beneficiary of Comerica Bank Tower upon foreclosure based on our ability to direct the activities of Comerica Bank Tower and our obligation to absorb the losses of, or, our right to receive benefits from, the Comerica Bank Tower. Comerica Bank Tower was subject to a mortgage note with a principal balance of $179.8 million as of the acquisition date bearing interest at 5.8%, which matures in January 2017. As of December 31, 2012, the unpaid principal balance of this mortgage note was $178.0 million. Subsequent to our foreclosure of the Comerica Bank Tower, we had engaged the mortgage note lender in negotiations to modify the terms of the senior loan agreement. We were notified on July 23, 2012 that the lender was declaring us in nonmonetary default and that they intend to pursue applicable remedies, including the appointment of a receiver. On August 10, 2012, the mortgage note lender sent notice accelerating all amounts due under the mortgage note. As a result, negotiations with the mortgage note lender ceased. On September 10, 2012, we were notified that a receiver had been appointed for the Comerica Bank Tower. The appointment of a receiver may result in a sale of the Comerica Bank Tower to a third party, which would result in a loss of our interest in the Comerica Bank Tower for which we would receive no further consideration.

As of December 31, 2012, we have made an allocation of the fair value of the acquired assets and liabilities of Comerica Bank Tower to land, building, improvements and intangible lease assets and liabilities. Based on this allocation of the $122.5 million in estimated fair value of the acquired assets and intangible lease liabilities of Comerica Bank Tower, we attributed approximately $8.2 million to land, approximately $58.8 million to building and improvements, approximately $60.7 million to intangible lease assets and approximately $5.2 million to intangible lease liabilities. The weighted-average amortization periods for the intangible lease assets and intangible lease liabilities were approximately 4.0 years and 4.2 years, respectively, at the acquisition date. We have also recognized the assumed mortgage note based on an estimate of fair value of $124.8 million as of the acquisition date, which approximates the fair value of the encumbered real estate upon acquisition. We have not made any material adjustments related to this acquisition since the acquisition date.

For the year ended December 31, 2012, our consolidated statement of operations includes aggregate revenue of $21.9 million and net operating income (as defined in Note 14) of $11.0 million attributable to Comerica Bank Tower.

Real Property Impairment

During the year ended December 31, 2012, we recorded a $5.7 million impairment related to an industrial property held in a joint venture in which we do not act as the managing partner. This property is included in a portfolio of industrial properties held in the same joint venture that serves as collateral for a cross-collateralized senior mortgage note. Subsequent to December 31, 2012, we began to consider possible disposition opportunities for this portfolio of industrial properties. Such disposition opportunities caused us to significantly reduce our estimated holding period for these properties, triggering impairment recognition based on our estimate of future cash flows from the operation and disposition of these properties. This portfolio of industrial properties is classified as held and used as of December 31, 2012 since the criteria to classify this portfolio as held for sale were not met as of this date. Accordingly, the impairment charge is included within loss from continuing operations.

During the year ended December 31, 2011, we determined that one of our office properties held through a joint venture in which we were not the managing partner, located in the Silicon Valley market, was unlikely to generate cash flows during our estimated investment period sufficient to recover our net book basis as of December 31, 2011. The primary factor leading to this determination was our determination that the market rental rate we could obtain, and the low demand for office space in the particular sub market in which the building is located, did not support our recorded carrying value. As a result of our review and based on our estimate of future cash flow and fair value of the office property, we recognized an impairment charge of approximately $23.5 million to adjust the carrying value to our estimate of fair value as of December 31, 2011. We disposed of that property during the year ended December 31, 2012, and accordingly, the impairment charge is included within discontinued operations.

During the year ended December 31, 2010, based on our estimate of future cash flow and fair value of an office property held through a joint venture in which we were not the managing partner, located in the Silicon Valley market, we recognized an impairment charge of approximately $3.9 million. The primary factor leading to this determination was our determination that the market rental rate we could obtain, and the low demand for office space in the particular sub market in which the building is located, did not support our recorded carrying value. We disposed of that property during the year ended December 31, 2011, and accordingly, the impairment charge is included within discontinued operations.

Discontinued Operations

We present the results of operations of the properties sold and classified as held for sale and their respective aggregate net losses and impairments in our accompanying financial statements for the years ended December 31, 2012, 2011, and 2010, collectively, as discontinued operations. Interest expense is included in discontinued operations only if it is directly attributable to these operations or properties.

During the year ended December 31, 2012, we completed the disposition of three properties for a combined sales price of approximately $10.8 million. The properties disposed of included (i) a retail property located in the New England market, (ii) an industrial property located in the Louisville, Kentucky market, and (iii) an office property located in the Silicon Valley market, comprising an aggregate of approximately 610,000 net rentable square feet. We received net cash proceeds from the dispositions of approximately $7.1 million, after the repayment of outstanding mortgage note balances and the payment of closing costs related to the sale of the properties and the payoff of debt. Our net basis in the properties was approximately $31.2 million, and we recorded a gain on the dispositions of approximately $21.1 million, which is included within discontinued operations.

The office property located in the Silicon Valley market comprised 427,000 net rentable square feet in five buildings and was disposed on July 31, 2012. We held the property through a joint venture through which we owned a 90.0% interest in the property through a consolidated subsidiary and were not the managing partner. Our consolidated subsidiary transferred the property, which had a net basis of approximately $22.6 million (after depreciation, amortization, and a $23.5 million impairment charge which we recorded during the fourth quarter of 2011), and restricted cash of approximately $4.1 million, to the lender under a deed-in-lieu of foreclosure of the related loan balance of $46.5 million, which resulted in a gain of $19.6 million.

During the year ended December 31, 2011, we completed the disposition of five properties for a combined sales price of approximately $140.6 million. The properties sold included (i) two office properties in the Silicon Valley market, (ii) an industrial property in the Kansas City, Missouri market, (iii) an industrial property in the Cincinnati, Ohio market and (iv) a retail property in the New England market, comprising an aggregate of approximately 1.1 million net rentable square feet. We received net cash proceeds from the dispositions of approximately $81.7 million, after the repayment of approximately $58.9 million of outstanding mortgage note balances (including the partial early repayment of certain debt secured by other operating properties that were not disposed but served as “cross collateral” for the repaid loans), and the payment of closing costs related to the sale of the properties and the payoff of debt. Our net basis in the properties was approximately $129.8 million, and we recorded a gain on the dispositions of approximately $10.8 million, which is included within discontinued operations.

Additionally during the year ended December 31, 2011 the borrower on one of our debt related investments fully repaid the outstanding balance and unpaid interest on a debt investment structured as a mortgage note that was collateralized by an office building in the Silicon Valley, California market. The terms of the debt investment included a provision that allowed us to participate in the profit recognized upon subsequent sale of the property securing the mortgage note. Related to this profit participation we have included approximately $2.9 million within our gain (loss) on disposition within discontinued operations as the gain directly related to our previous sale of the property, which occurred during 2010.

During the year ended December 31, 2010, we completed the disposition of 12 properties for a combined sales price of approximately $224.7 million. The properties sold included (i) a portfolio of six industrial properties located in various markets, (ii) two office properties located in the Silicon Valley market, and (iii) a portfolio of four retail properties located in various markets, comprising an aggregate of approximately

5.2 million net rentable square feet. We received net cash proceeds from the dispositions of approximately $18.5 million, after the repayment of approximately $206.2 million of outstanding mortgage note and other borrowings balances and the payment of closing costs related to the sale of the properties and the payoff of debt. Our net basis in the properties was approximately $230.8 million. We recorded a loss on the dispositions of approximately $10.6 million, which is included within discontinued operations.

Additionally, during the year ended December 31, 2010, we foreclosed on a mezzanine loan investment that was secured by 100% of the equity of an entity that owned a fee interest in an office property located in the Washington D.C. market and took possession of the entity owning the office property, which served as collateral for the loan. Prior to foreclosure, we recorded a provision for loss on the loan based on the fair value of the underlying property. Prior to December 31, 2010, we sold the property for a gross purchase price of approximately $125.3 million, transferred the related mortgage debt to an unaffiliated third party and realized net proceeds of $13.7 million, resulting in no gain or loss upon disposition.

Income and expenses attributable to discontinued operations are summarized as follows (in thousands):

	For the Years Ended December 31,
	2012	2011	2010
Revenues	$2,536	$13,792	$19,773
Real estate depreciation and amortization expense	(836)	(8,561)	(9,331)
Other expenses	(1,348)	(31,105)	(14,129)

Income (loss) from discontinued operations, net of taxes	352	(25,874)	(3,687)

Gain (Loss) on disposition, net of taxes	21,108	13,588	(10,627)

Discontinued operations, net of taxes	$21,460	$(12,286)	$(14,314)

Future Minimum Rentals

Future minimum rentals to be received under non-cancelable operating and ground leases in effect as of December 31, 2012, are as follows (amounts in thousands):

For years ended December 31,	Future Minimum Rentals
2013	$213,625
2014	206,766
2015	189,481
2016	179,348
2017	130,088
Thereafter	430,454

Total	$1,349,762

The table above does not reflect future rental revenues from the potential renewal or replacement of existing and future leases and excludes property operating expense reimbursements and assumes no early termination of leases.

Concentration of Credit Risk

Concentration of credit risk with respect to accounts receivable currently exists due to a number of tenants whose rental payments to us make up a relatively high percentage of our rental revenue. The following is a summary, as of December 31, 2012, of the top five tenants as a percentage of consolidated annual base rent and square feet (dollar amounts and square feet in thousands):

Tenant	Locations	Industry	Annualized Rental Revenue (1)	% of Total Annualized Rental Revenue	Square Feet	% of Total Portfolio Square Feet
Charles Schwab & Co., Inc	1	Securities, Commodities, Fin. Inv./Rel. Activites	$22,530	10.3%	594	3.5%
Northrop Grumman	2	Professional, Scientific and Technical Services	17,162	7.9%	699	4.1%
Sybase, Inc.	1	Publishing Information (except Internet)	16,618	7.6%	405	2.4%
Stop & Shop	15	Food and Beverage Stores	13,841	6.3%	872	5.2%
Ceva Freight/Logistics	3	Truck Transportation	5,194	2.4%	790	4.7%

Total	22		$75,345	34.5%	3,360	19.9%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of December 31, 2012.

Our properties in Texas, Massachusetts, California, and New Jersey accounted for approximately 16%, 15%, 15%, and 14%, respectively, of our total gross investments of our real property portfolio as of December 31, 2012. A deterioration of general economic or other relevant conditions, changes in governmental laws and regulations, acts of nature, demographics or other factors in any of those states or the geographical region in which they are located could result in the loss of a tenant, a decrease in the demand for our properties and a decrease in our revenues from those markets, which in turn may have a disproportionate and material adverse effect on our results of operations and financial condition.

4.	DEBT RELATED INVESTMENTS

As of December 31, 2012 and 2011, we had invested in 19 and eight debt investments, respectively, with net investment amounts of approximately $187.3 million and $92.2 million, respectively, which included net unamortized deferred fees, discounts and premiums, and costs of approximately $1.3 million for each of the years then ended. The weighted average maturity of our debt investments as of December 31, 2012 was 2.4 years, based on our recorded net investment. The following table describes our debt related income for the years ended December 31, 2012, 2011 and 2010 (dollar amounts in thousands).

Investment Type	2012	2011	2010	Weighted Average Yield as of December 31, 2012 (1)
Mortgage notes (2)	$8,732	$6,890	$8,610	6.0%
B-notes	433	2,371	3,884	1.4%
Mezzanine debt	244	1,846	2,467	17.0%

Total	9,409	11,107	14,961	5.7%

(1)	Weighted average yield is calculated on an unlevered basis using the amount invested, current interest rates and accretion of premiums or discounts realized upon the initial investment for each investment type as of December 31, 2012. For loans where we are not currently receiving income, we have assumed a weighted average yield of 0%. Yields for LIBOR-based, floating-rate investments have been calculated using the one-month LIBOR rate as of December 31, 2012 for purposes of this table.

(2)	During the year ended December 31, 2012, certain borrowers completely repaid three of our debt related investments. Amounts recorded include early prepayment fees received and accelerated amortization of origination fees, offset by accelerated amortization of deferred due diligence costs and accelerated amortization of the net premium related to these repayments. During the year ended December 31, 2011, the respective borrowers completely repaid three of our debt related investments. Amounts recorded include an early prepayment fee received and accelerated amortization of origination fees, offset by accelerated amortization of deferred due diligence costs related to these repayments. There were no unamortized deferred amounts related to these repayments.

The following table describes our debt investment activity for the years ended December 31, 2012 and 2011 (amounts in thousands).

	Year Ended December 31,
	2012	2011
Investment in debt related investments:
Balance at January 1	$92,247	$217,492
Investments	121,842	—
Principal repayments	(25,093)	(101,843)
Amortization of deferred fees, costs, and discounts/premiums	(1,675)	(386)
Provision for loan loss	—	(23,016)

Balance at December 31	$187,321	$92,247

Debt Related Investment and Repayment Activity

As of December 31, 2012, eight of our 19 debt related investments were interest only. 17 of the 19 debt related investments were not subject to any delinquent principal or interest payments. Four of our debt related investments (those structured as mezzanine debt or B-notes) are subordinate to more senior positions with respect to the underlying collateral. The following table summarizes our debt related investments as of December 31, 2012 (dollar amounts in thousands).

Description	Region	Interest Rate Fixed or Variable	Interest Rate as of December 31, 2012 (1)	Maturity Date (2)	Face Amount of Debt (3)	Amount of Debt Related Investments
Mortgage note	Northeast	Variable	5.9%	1/8/2014	$43,500	$43,857
Mortgage note	Pacific	Fixed	7.5%	10/8/2014	17,000	17,229
Mortgage note	Mid-Atlantic	Fixed	7.1%	4/8/2013	12,872	12,899
Mortgage note	West North Central	Fixed	7.8%	4/1/2015	9,556	10,123
Mortgage note	Mountain	Fixed	7.7%	4/1/2015	9,314	9,480
Mortgage note	Southeast	Fixed	6.3%	2/1/2018	9,369	9,814
Mortgage note	Easr North Central	Fixed	6.1%	4/1/2018	7,800	7,316
Mortgage note	Northeast	Fixed	6.2%	11/1/2017	3,910	3,988
Mortgage note	Mountain	Fixed	6.2%	9/1/2015	3,054	3,113
Mortgage note	Southeast	Fixed	7.0%	3/1/2019	9,369	9,561
Mortgage note	West North Central	Fixed	6.0%	7/1/2018	7,050	6,997
Mortgage note	Mid-Atlantic	Fixed	5.9%	12/1/2014	5,295	4,392
Mortgage note	Southwest	Fixed	5.8%	6/1/2014	3,817	3,822
Mortgage note	Mountain	Fixed	5.2%	3/1/2021	3,571	3,547
Mortgage note	Northeast	Variable	5.9%	6/7/2015	22,500	22,847
B-note	Mountain	Variable	3.5%	1/17/2013	12,134	12,135
B-note (4)	Pacific	Fixed	0.0%	1/1/2011	3,000	—
B-note (5)	Southwest	Fixed	0.0%	11/1/2016	15,000	—
Mezzanine debt	Mid-Atlantic	Fixed	17.0%	7/1/2016	5,883	6,201

Total/weighted average			6.0%		$203,994	$187,321

(1)	Rates for LIBOR-based, floating-rate investments have been calculated using the one-month LIBOR rate as of December 31, 2012 for purposes of this table.
(2)	Reflects the initial maturity of the investment or any exercised options to extend and does not consider any future options to extend that are at the discretion of the borrower.
(3)	Reflects the principal amount of the debt investment outstanding, which is net of principal repayments.
(4)	We have recorded a provision for loan loss of $3.0 million related to this B-note investment as of December 31, 2012, and we have assumed a yield of 0%.
(5)	We have recorded a provision for loan loss of $15.0 million related to this B-note investment as of December 31, 2012, and we have assumed a yield of 0%.

Repayments

During the year ended December 31, 2012, we received full repayment of three debt investments, all of which were structured as mortgage notes. We received cash proceeds from the repayments of approximately $5.9 million, which comprised (i) principal repayment of $22.3 million, and (ii) prepayment fee of approximately $1.4 million, partially offset by the repayment of borrowings secured by the debt related investments of approximately $17.8 million.

During the year ended December 31, 2011, we received full repayment of three debt investments, two of which were structured as mortgage notes and one structured as a B-note. The repayments resulted in a net decrease in our debt related investments of $101.3 million. We received net cash proceeds from the repayments of approximately $44.1 million, which comprised (i) principal repayment of $101.5 million (ii) profit participation of approximately $2.9 million related to the sale of one of our properties which served as collateral for a debt investment, and (iii) prepayment fee of approximately $813,000, partially offset by the repayment of borrowings secured by the debt related investments of approximately $61.1 million.

Restructure of B-note

One of our B-note investments had been scheduled to mature in August of 2011. During the year ended December 31, 2011, we restructured the terms of that investment, which resulted in (i) an extension of the schedule maturity to October 2012, and (ii) a change in the payment schedule that includes monthly principal amortization which equals the difference between actual LIBOR and a 4% LIBOR floor on the outstanding balance. This restructuring qualified as a troubled debt restructuring, and therefore, this B-note investment is considered an impaired investment, as further discussed below. We record interest revenue on this debt investment at LIBOR + 3.25%. As of December 31, 2012 we had recorded an asset of $12.1 million related to this debt investment. In January 2013, the borrower repaid the outstanding principal of the loan, all interest owed to us, and a return of the collateral we had posted during 2011 to maintain our controlling interest holder position on the final property sale in the portfolio.

Impairment

During years ended December 31, 2012, 2011, and 2010, we recognized approximately $0, $23.0 million, and $1.3 million in provision losses, respectively, in the accompanying statements of comprehensive income. We did not record any provision for loan loss during the year ended December 31, 2012. However, during that period we wrote off the provision for loss on debt related investments of approximately $20.0 million related to a mezzanine debt investment that we foreclosed upon. See Note 3 and Note 5 for additional discussion of this foreclosure. The table below presents a reconciliation of the beginning and ending balances, between December 31, 2011 and December 31, 2012, of our allowance for loan loss (amounts in thousands):

Allowance for Loan Loss
Beginning balance as of December 31, 2011:	$38,000
Provision for loss on debt related investments	—
Direct write-offs	(20,000)

Ending balance as of December 31, 2012:	$18,000

As of December 31, 2012, we had two B-note debt investments on non-accrual status. As of December 31, 2011 we had two B-note debt investments and one mezzanine debt investment on non-accrual status. We have recorded a complete allowance for loan loss related to these debt related investments. When a debt related investment is on non-accrual status, we record income on the investment using the cash basis of accounting. The amount of income recorded on a cash basis of accounting was not significant during the years ended December 31, 2012, 2011, or 2010. All of our debt related investments that were past due 90 days or more were on non-accrual status as of December 31, 2012 and 2011.

As of December 31, 2012 and 2011, we had three and four impaired debt related investments, respectively, with an unpaid principal balance of approximately $30.1 million and $51.7 million, respectively. The following table describes our recorded investment in debt related investments before allowance for loan loss, and the related allowance for loan loss (amounts in thousands):

	Debt Investments Individually Evaluated for Impairment as of
	December 31, 2012	December 31, 2011
Debt investments	$205,321	$130,247
Less: Allowance for loan losses	(18,000)	(38,000)

Total	$187,321	$92,247

All impaired debt investments are subordinate debt investments. The following table describes our gross recorded investment in impaired debt related investments, the related allowance for loan loss, and the total amount of impaired loans for which we have not recorded an allowance for loan loss (amounts in thousands):

As of December 31,	Recorded Investment	Related Allowance	Amount of Recorded Investment With No Allowance Recorded
2012	$30,135	$(18,000)	$12,135
2011	$51,725	$(38,000)	$13,725

The following table describes our average recorded net investment in the impaired debt related investments and the related interest income recorded (amounts in thousands):

For the year ended December 31,	Average Recorded Investment	Interest Income Recognized
2012	$12,930	$433
2011	25,314	3,060
2010	44,391	4,512

5.	DEBT OBLIGATIONS

The following table describes our borrowings in more detail as of December 31, 2012 and 2011 (dollar amounts in thousands).

	Weighted Average Stated Interest Rate as of		Outstanding Balance as of (1)		Gross Investment Amount Securing Borrowings as of (2)
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Fixed rate mortgages	5.8%	5.8%	$1,160,042	$1,053,740	$2,061,757	$1,964,328
Floating rate mortgages (3)	3.5%	4.0%	23,701	343,349	42,609	665,306

Total mortgage notes	5.7%	5.4%	1,183,743	1,397,089	2,104,366	2,629,634
Repurchase facilities	2.7%	3.2%	135,709	57,935	198,389	78,522
Mezzanine loan (4)	N/A	5.5%	N/A	26,479	N/A	N/A

Total other secured borrowings	2.7%	3.9%	135,709	84,414	198,389	78,522

Line of Credit	2.2%	N/A	30,000	—	N/A	N/A
Term Loan	2.2%	N/A	270,000	N/A	N/A	N/A

Total unsecured borrowings	2.2%	N/A	300,000	N/A	N/A	N/A

Total	4.8%	5.3%	$1,619,452	$1,481,503	$2,302,755	$2,708,156

(1)	Amounts presented are net of (i) fair value adjustment to mortgages carried at fair value of $55.0 million and $0 as of December 31, 2012 and 2011, respectively, (ii) unamortized discounts to the face value of our outstanding fixed-rate mortgages of $2.7 million and $4.0 million as of December 31, 2012 and 2011, respectively, and (iii) GAAP principal amortization related to troubled debt restructurings of $718,000 and $0 as of December 31, 2012 and 2011, respectively.
(2)	“Gross Investment Amount” as used here and throughout this document represents the allocated gross basis of real property and debt related investments, after certain adjustments. Gross Investment Amount for real property (i) includes the effect of intangible lease liabilities, (ii) excludes accumulated depreciation and amortization on assets, and (iii) includes the impact of impairments. Amounts reported for debt related investments represent our net accounting basis of the debt investments, which includes (i) unpaid principal balances, (ii) unamortized discounts, premiums, and deferred charges, and (iii) allowances for loan loss.
(3)	As of December 31, 2012, floating-rate mortgage notes were subject to interest rates at spreads ranging from 2.90% to 3.75% over one-month LIBOR. As of December 31, 2011, floating-rate mortgage notes were subject to interest rates at spreads of 1.60% to 3.75% over one-month LIBOR, certain of which were subject to a 1.0% LIBOR floor.
(4)	As of December 31, 2011, our mezzanine loan borrowings consisted of mezzanine loan financing obtained from the seller of a portfolio of 32 office and industrial properties that we purchased on June 25, 2010 (the “NOIP Portfolio”) which was secured by subordinated interests in certain of our real property investments.

As of December 31, 2012, 14 mortgage notes were interest only and 21 mortgage notes were fully amortizing with outstanding balances of approximately $440.2 million and $743.5 million, respectively. None of our mortgage notes are recourse to us.

We were in compliance with all financial debt covenants as of December 31, 2012.

Borrowing Activity

Assumption of Mortgage Note

In connection with our foreclosure of a mezzanine debt investment discussed in Note 3, we acquired Comerica Bank Tower which was subject to a mortgage note secured by Comerica Bank Tower with an unpaid principal balance of approximately $179.8 million at acquisition (the “Comerica Bank Tower Mortgage”). With regard to this borrowing, we have elected to record the Comerica Bank Tower Mortgage within Mortgage Notes in the accompanying consolidated balance sheet at fair value, in accordance with Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments. We elected to apply the fair value option for the Comerica Bank Tower Mortgage to allow better alignment of the value of the Comerica Bank Tower Mortgage with the corresponding value of Comerica Bank Tower. The fair value recorded reflects our estimate of the fair value of the instrument, which is approximately $123.0 million as of December 31, 2012.

We record interest expense on the Comerica Bank Tower Mortgage using the effective interest method. We record the change in the fair value of the note within interest expense. We did not record significant gains or losses on the Comerica Bank Tower Mortgage during the year ended December 31, 2012. The fair value of the Comerica Bank Tower Mortgage as of December 31, 2012 continued to approximate its fair value as of the date of our foreclosure of Comerica Bank Tower. During the year ended December 31, 2012, we recorded a fair value adjustment of approximately $7.1 million to reduce interest expense, which offsets the mark-to-market interest expense adjustment related to the Comerica Bank Tower Mortgage.

As a result of our election to account for the Comerica Bank Tower Mortgage using the fair value option, we will apply the framework established under ASC Topic 820, Fair Value Measurement and Disclosures, for measuring the fair value of the Comerica Bank Tower Mortgage on a recurring basis. The fair value of the Comerica Bank Tower Mortgage is based on significant unobservable Level 3 inputs.

Senior management, under the supervision of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and reviewing our valuation policies and procedures, and such policies and procedures are also discussed with our Audit Committee. We measured the fair value of the Comerica Bank Tower Mortgage based upon the fair value of Comerica Bank Tower, which serves as collateral for the loan. Specifically, we considered preliminary third party appraisals for Comerica Bank Tower to derive our estimate of the fair value of Comerica Bank Tower. In evaluating the information included in these third party appraisals, we considered the reasonableness of the sources of information and compared such information to our understanding of Comerica Bank Tower’s specific operating performance and its applicable capital market environment. Fluctuations in the operating performance of Comerica Bank Tower and the applicable capital market environment, will likely result in corresponding fluctuations in the fair value of the Comerica Bank Tower Mortgage, therefore we will continue to monitor these factors to analyze changes in fair value from period to period. The contractual cash flows of the Comerica Bank Tower Mortgage at a discount rate of approximately 15% resulted in a value of the note of $124.8 million at the acquisition date. A 1% increase in the discount rate would have resulted in a fair value of approximately $120.1 million, and a 1% decrease in the discount rate would have resulted in a fair value of approximately $129.7 million.

Repurchase Facility

During the year ended December 31, 2012, we incurred additional borrowings due to our acquisition of 16 debt related investments. The following summarizes certain critical terms related to this borrowing activity for the year ended December 31, 2012.

On May 31, 2012, a wholly-owned subsidiary of ours (the “Repo Seller”), entered into a master repurchase and securities contract (the “Repo Agreement”) with Wells Fargo Bank, National Association (the “Buyer”). This agreement is in addition to our existing repurchase facility, which we entered into on June 25, 2010. The maximum amount of the Repo Agreement was $79.7 million. The maturity date of the Repo Agreement is May 30, 2014 unless it is extended pursuant to the three one-year extensions available to the Repo Seller.

In connection with the Repo Seller’s entry into the Repo Agreement, on May 31, 2012, the Repo Seller transferred to the Buyer 14 of our senior mortgage debt investments for proceeds of approximately $79.7 million under the Repo Agreement, and the weighted average pricing rate associated with these transactions was set at LIBOR plus 2.25%, resulting in an all-in rate as of December 31, 2012 of 2.46%.

This transaction is treated as a debt financing transaction, as we (the seller), can cause the Buyer to return the assets sold at any time during the life of the Repo Agreement.

The Repo Agreement contains various customary representations and warranties, covenants, events of default and other customary provisions contained in repurchase agreements of this type.

Term Loan and Line of Credit

On December 19, 2012, we entered into a credit agreement providing for a $450.0 million senior unsecured term loan and revolving line of credit (collectively, the “Facility”) with a syndicate of eight lenders led by Bank of America, N.A., as Administrative Agent, and PNC Bank, National Association, and Wells Fargo Bank, National Association, as Co-Syndication Agents. The lenders are Bank of America, N.A.; PNC Bank, National Association; Wells Fargo Bank, National Association; Regions Bank; US Bank National Association; Key Bank, National Association; Union Bank, N.A.; and Fifth Third Bank (the “Lenders”). The Facility provides us with the ability from time to time to increase the size of the Facility up to a total of $800 million less the amount of any prepayments under the term loan component of the Facility, subject to receipt of lender commitments and other conditions.

The $450 million Facility consists of a $270.0 million term loan (the “Term Loan”) and a $180.0 million revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility contains a sublimit of $50.0 million for letters of credit and a sublimit of $50.0 million for swing line loans. The primary interest rate for the Term Loan is based on LIBOR, plus a margin ranging from 1.50% to 2.45%, depending on our consolidated leverage ratio. The Term Loan matures on January 31, 2018 and does not contain any extension options. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.55% to 2.50%, depending on our consolidated leverage ratio. The Revolving Credit Facility matures on January 31, 2016 and contains two one-year extension options that we may exercise upon payment of an extension fee equal to 0.20% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of each extension. Based on our current consolidated leverage ratio, we can elect to borrow at LIBOR, plus 1.95% and LIBOR, plus 2.00% for the Term Loan and Revolving Credit Facility, respectively, or alternatively, we can choose to borrow at a “base rate” equal to (i) the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate announced by Bank of America, N.A., and (c) LIBOR plus 1.0%, plus (ii) a margin ranging from 0.55% to 1.50% for base rate loans under the Revolving Credit Facility or a margin ranging from 0.50% to 1.45% for base rate loans under the Term Loan, depending on our consolidated leverage ratio. We must pay to the Administrative Agent a quarterly unused Revolving Credit Facility fee that equals the amount of the Revolving Credit Facility unused by the Borrower on a given day multiplied by either (i) 0.25% if 50% or more of the Revolving Credit Facility is being used or, (ii) 0.30% if less than 50% of the Revolving Credit Facility is being used.

Borrowings under the Facility are guaranteed by the Company and certain of its subsidiaries. The Facility requires the maintenance of certain financial covenants, including: (i) consolidated leverage ratio; (ii) consolidated fixed charge coverage ratio; (iii) consolidated tangible net worth; (iv) secured indebtedness to total asset value; (v) secured recourse indebtedness to total asset value; (vi) unencumbered asset pool leverage ratio; (vii) unencumbered debt yield; and (viii) unencumbered property pool criteria. The Facility provides the flexibility to move assets in and out of the unencumbered property pool during the term of the Facility.

In addition, the Facility contains customary affirmative and negative covenants, which, among other things, require the Borrower to deliver to the Lenders specified quarterly and annual financial information, and limit the Borrower and/or the Company, subject to various exceptions and thresholds, from: (i) creating liens on the unencumbered asset pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of its assets or properties; (iv) entering into transactions with affiliates, except on an arms-length basis; (v) making certain types of investments; (vi) changing the nature of the Company’s business; and (vii) if the Borrower is in default under the Facility, paying certain distributions or certain other payments to affiliates.

The Facility permits voluntary prepayment of principal and accrued interest without premium or penalty and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Facility, the Lenders may accelerate the repayment of amounts outstanding under the Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

Borrowings under the Facility are available for general corporate purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. Upon entering into the Facility on December 19, 2012, we borrowed $270.0 million on the Term Loan and $30.0 million on the Revolving Credit Facility. We primarily used the proceeds from the Facility to repay the following borrowings:

Senior Secured Revolving Credit Facility

On December 19, 2012, we terminated our existing $100 million senior secured revolving credit facility (the “Line of Credit”) with PNC Bank, National Association, as Administrative Agent for itself and other lenders that are parties to the Line of Credit, and KeyBank, National Association as Syndication Agent. The original maturity date of the Line of Credit was September 27, 2014, with two one-year extension options.

Upon terminating the Line of Credit, we repaid $45 million of outstanding borrowings. The interest rate on the $45 million outstanding under the Line of Credit that was repaid in full was 3.47%.

NOIP Floating Rate Loan

We repaid $214.6 million of borrowings outstanding under a senior secured floating rate mortgage loan (the “NOIP Floating Rate Loan”), which at the time of repayment bore interest at 4.50%. The NOIP Floating Rate Loan was scheduled to mature in July 2013 and included two additional one-year extension options that were subject to certain provisions.

NOIP Mezzanine Loan

We repaid $26.1 million outstanding under a mezzanine loan (the “Mezzanine Loan”). The interest rate on the Mezzanine Loan was approximately 5.46% and required monthly amortization payments (based upon a 30 year amortization schedule). The Mezzanine Loan was originally scheduled to effectively mature in June 2015.

Repayments of Mortgage Notes

Additionally, during the year ended December 31, 2012, we also repaid or partially repaid mortgage note borrowings of approximately $64.7 million before their scheduled maturities. The notes were secured by 10 of our retail properties located in the New England market and one industrial property located in the Louisville, Kentucky market. The repayments included collateral release payments. The notes were originally scheduled to mature in 2012 and 2016.

During the year ended December 31, 2012, we also effectively retired one mortgage note borrowing secured by an office property in the Minneapolis, Minnesota market with an outstanding balance of approximately $14.5 million. This mortgage note was included in a portfolio of debt related investments that we purchased during the year ended December 31, 2012, as discussed in more detail in Note 4.

As previously discussed in Note 3, in lieu of foreclosure on a $46.5 million outstanding loan balance, our consolidated subsidiary transferred the secured property to the lender under a deed-in-lieu of foreclosure on July 31, 2012.

Restructuring of Mortgage Notes

During the year ended December 31, 2012, a consolidated joint venture renegotiated the terms of a mortgage note borrowing secured by an office property located in the Chicago, Illinois market, which had a balance of $21.3 million and had an interest rate of 5.94% as of December 31, 2011, and a maturity date of

February 1, 2012. Under the terms of the restructured note, the maturity date has been extended to February 1, 2016, an A-note was established with a balance of $13.0 million, and a B-note was established with a balance of $8.3 million. Our consolidated joint venture contributed $4.0 million to pay certain closing costs and establish certain escrow reserves for future leasing costs, which earns a preferred return of 8% and is senior to the B-note. We consider the $8.3 million B-note to be contingently payable and it is included in the carrying amount of the restructured notes. The B-note becomes payable upon a monetization event with available proceeds after the repayment of the A-note and the $4.0 million preferred equity interest. We have determined that the effective interest rate of the restructured notes is 0% and as such, debt service payments made will reduce the recorded principal balance of the restructured notes. We did not record a gain related to this restructure.

Debt Maturities

The following table sets forth contractual scheduled maturities of our debt as of December 31, 2012 (dollar amounts in thousands).

	As of December 31, 2012
	Mortgage Notes		Other Borrowings		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Balance (2)	Number of Borrowings Maturing	Outstanding Balance (3)	Outstanding Balance (4)
2013 (1)	1	29,556	1	73,362	102,918
2014	3	102,319	1	62,347	164,666
2015	5	129,452	0	—	129,452
2016	13	325,443	1	30,000	355,443
2017	9	476,466	0	—	476,466
2018	0	4,999	1	270,000	274,999
2019	0	5,292	0	—	5,292
2020	1	157,944	0	—	157,944
2021	0	1,707	0	—	1,707
2022	1	1,663	0	—	1,663
Thereafter	2	7,408	0	—	7,408

Total	35	$1,242,249	4	$435,709	$1,677,958

(1)	One of our mortgage notes and one of our repurchase facilities with an aggregate outstanding principal balance as of December 31, 2012 of approximately $86.4 million have initial maturities before December 31, 2013. Both of these borrowings have extension options beyond December 31, 2013. Borrowings that are subject to extension options are also subject to certain lender covenants and restrictions that we must meet to extend the initial maturity date. We currently believe that we will qualify for and expect to exercise these extension options. However, we cannot guarantee that we will meet the requirements to extend the notes upon initial maturity. In the event that we do not qualify to extend the notes, we expect to repay them with proceeds from new borrowings.
(2)	Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities (including the Comerica Bank Tower Mortgage balloon payment due in January 2017), and does not include (i) the fair value adjustment on mortgage notes carried at fair value, (ii) the mark-to-market adjustment on assumed debt, and (iii) the GAAP principal amortization of our restructured mortgage note that does not reduce the contractual amount due of the related mortgage note as of December 31, 2012.
(3)	Other borrowings presented include (i) borrowings of approximately $71.9 million and $63.8 million related to our master repurchase facilities, which mature in 2013 and 2014, respectively, which are subject to four and three one-year extension options, respectively, (ii) Revolving Credit Facility draw of $30.0 million which matures during 2016, subject to two one-year extension options, and (iii) Term Loan borrowings of $270.0 million which mature in 2018.
(4)	As of December 31, 2012, our mortgage notes and secured borrowings are secured by interests in real properties and debt investments totaling approximately $2.3 billion.

6.	HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

We maintain risk management control systems to monitor interest rate risk attributable to both our outstanding and forecasted debt obligations. We generally seek to limit the impact of interest rate changes on earnings and cash flows by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on loans secured by our assets. While this hedging strategy is designed to minimize the impact on our net income (loss) and cash provided by operating activities from changes in interest rates, the overall returns on our investments may be reduced. Our board of directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes to achieve these risk management objectives.

Cash Flow Hedges of Interest Rate Risk

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium payment. In connection with the borrowing activity noted in Note 5, we entered into and plan to enter into certain interest rate derivatives with the goal of mitigating our exposure to adverse fluctuations in the interest payments on our one-month LIBOR-indexed debt.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges under ASC Topic 815, Derivatives and Hedging, (“ASC Topic 815”) is recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the next 12 months, we estimate that approximately $2.2 million will be reclassified as an increase to interest expense related to effective forward starting interest rate swaps where the hedging instrument has been terminated, and we estimate that approximately $375,000 will be reclassified as an increase to interest expense related to active effective hedges of floating rate debt issuances. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. The table below presents a reconciliation of the beginning and ending balances of our accumulated other comprehensive loss related to the effective portion of our cash flow hedges as presented on our financial statements (amounts in thousands).

Accumulated Other Comprehensive Loss
Beginning balance as of December 31, 2011:	$(18,365)
Amortization of interest expense	2,648
Reclassification of losses due to missed forecast	1,751
Change in fair value	(436)
Attribution of OCI to noncontrolling interests	(308)

Ending balance as of December 31, 2012	$(14,710)

Fair Values of Derivative Instruments

The table below presents the gross fair value of our derivative financial instruments as well as their classification on our accompanying balance sheet as of December 31, 2012 and 2011 (amounts in thousands).

	Asset Derivatives			Liability Derivatives
	Balance Sheet Location	As of December 31, 2012 Fair Value	As of December 31, 2011 Fair Value	Balance Sheet Location	As of December 31, 2012 Fair Value	As of December 31, 2011 Fair Value
Derivatives designated as hedging instruments under ASC Topic 815
Interest rate contracts	Other assets, net (1)	$—	$1	Other liabilities (1)	$(403)	$(341)

Total derivatives designated as hedging instruments under ASC Topic 815		—	1		(403)	(341)
Derivatives not designated as hedging instruments under ASC Topic 815
Interest rate contracts	Other assets, net (1)	—	—	Other liabilities	(13)	—

Total derivatives not designated as hedging instruments under ASC Topic 815		—	—		(13)	—
Total derivatives		$—	$1		$(416)	$(341)

(1)	Although our derivative contracts are subject to master netting arrangements which serve as credit mitigants to both us and our counterparties under certain situations, we do not net our derivative fair values or any existing rights or obligations to cash collateral on the consolidated balance sheet.

Designated Hedges

As of December 31, 2012, we had two outstanding interest rate caps and two outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk, with a total notional amount of $90.0 million. As of December 31, 2011, we had four outstanding interest rate caps or portions of caps and three outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk, with a total notional amount of $157.0 million.

Undesignated Hedges

Derivatives not designated as hedges are not speculative and are used to hedge our exposure to interest rate movements but do not meet hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings and resulted in a loss of approximately $19,000, $85,000, and $240,000 for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012, we had two outstanding interest rate caps and one interest rate swap that were not designated as cash flow hedges with a notional amount of approximately $230.4 million. As of December 31, 2011, we had two outstanding interest rate caps or portions of caps that were not designated as hedges with a total notional amount of approximately $327.3 million.

Effect of Derivative Instruments on the Statements of Comprehensive Income

The table below presents the effect of our derivative financial instruments on our accompanying financial statements for the years ended December 31, 2012, 2011, and 2010 (amounts in thousands).

	For the year ended December 31,
	2012	2011	2010
Derivatives Designated as Hedging Instruments
Derivative type	Interest rate contracts	Interest rate contracts	Interest rate contracts
Amount of loss recognized in OCI (effective portion)	$(436)	$(625)	$(208)
Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Interest expense	Interest expense	Interest expense
Amount of loss reclassified from accumulated OCI into income (effective portion)	$(2,648)	$(2,862)	$(2,701)
Location of gain or (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Loss on financing commitments and Discontinued operations, net of taxes	Discontinued operations, net of taxes	Loss on financing commitments
Amount of loss recognized in income due to missed forecast (ineffective portion and amount excluded from effectiveness testing)	$(1,751)	$(600)	$(6)

Derivatives Not Designated as Hedging Instruments
Derivative type	Interest rate contracts	Interest rate contracts	Interest rate contracts
Location of gain or (loss) recognized in income	Interest and other income	Interest and other income	Interest and other income
Amount of loss recognized in income	$(19)	$(85)	$(239)

7.	OUR OPERATING PARTNERSHIP’S PRIVATE PLACEMENTS

Prior to December 31, 2009, our Operating Partnership offered undivided tenancy-in-common interests in real property and beneficial interests in Delaware Statutory Trusts that own real property (hereinafter referred to collectively as “fractional interests”) to accredited investors in private placements. In 2009, our Operating Partnership discontinued the private placements of fractional interests. The proceeds from the sale of these fractional interests are accounted for as financing obligations in the accompanying financial statements pursuant to ASC Topic 840, Accounting for Leases (“ASC Topic 840”). Our Operating Partnership has 100% leased the properties sold to investors, and in accordance with ASC Topic 840, rental payments made pursuant to such leases to investors are accounted for generally as interest expense using the interest method, whereby a portion is accounted for as interest expense and a portion is accounted for as an accretion or amortization of the outstanding principal balance of the financing obligations.

For the years ended December 31, 2012, 2011, and 2010, we incurred rent obligations of approximately $1.1 million, $2.4 million, and $4.9 million, respectively, under our lease agreements with the investors who have participated in our Operating Partnership’s private placements. The lease agreement in place as of December 31, 2012 expires in June 2019. As of December 31, 2012, the future minimum amount due to us under non-cancellable subleases with third party tenants was approximately $1.8 million. The following table sets forth the future minimum rental payments due to investors under the lease agreement associated with our private placement offerings, assuming we do not exercise our option to acquire the property (amounts in thousands).

For years ended December 31,	Future Minimum Rental Payments
2013	1,224
2014	1,164
2015	1,308
2016	1,313
2017	1,312
Thereafter	1,960

Total	$8,281

8.	FAIR VALUE DISCLOSURES

ASC Topic 820, Fair Value Measurement and Disclosures (“ASC Topic 820”), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liabilities, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The table below presents certain of our assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011, aggregated by the level in the fair value hierarchy within which those measurements fall as defined above (amounts in thousands). There were no changes between fair value hierarchy levels during the years ended December 31, 2012 and 2011.

	Level 1	Level 2	Level 3	Total
As of December 31, 2012:
Assets
Real estate securities	$—	$—	$461	$461

Total assets	$—	$—	$461	$461

Liabilities
Derivative instruments	$—	$(416)	$—	$(416)

As of December 31, 2011:
Assets
Real estate securities	$—	$—	$1,887	$1,887
Derivative instruments	—	1	—	1

Total assets	$—	$1	$1,887	$1,888

Liabilities
Derivative instruments	$—	$(341)	$—	$(341)

The table above excludes the Comerica Bank Tower Mortgage which is recorded at fair value, as further discussed in Note 5.

The table below presents a reconciliation of the beginning and ending balances of certain of our assets having fair value measurements based on significant unobservable inputs (Level 3), and our derivative instruments, between December 31, 2011 and December 31, 2012 (amounts in thousands).

	Real Estate Securities	Derivative Instruments
Beginning balance as of December 31, 2011	$1,887	$(340)
Included in net loss	—	(7)
Included in other comprehensive loss	(1,426)	(69)

Total change in fair value	(1,426)	(76)
Transfers in and/or out of Level 3	—	—

Ending balance as of December 31, 2012	$461	$(416)

Fair Value Estimates of Investments in Real Estate Securities

CMBS and CRE-CDOs

We estimate the fair value of our CMBS and CRE-CDO securities using a combination of observable market information and unobservable market assumptions. Observable market information considered in these fair market valuations include benchmark interest rates, interest rate curves, credit market indexes and swap curves. Unobservable market assumptions considered in the determination of the fair market valuations of our CMBS and CRE-CDO investments include market assumptions related to discount rates, default rates, prepayment rates, reviews of trustee or investor reports and non-binding broker quotes and pricing services in what is currently an inactive market. Additionally, we consider security-specific characteristics in determining the fair values of our CMBS and CRE-CDO investments, which include consideration of credit enhancements, the underlying collateral’s average default rates, the average delinquency rate and loan-to-value and several other characteristics. Management periodically reviews the fair value of our CMBS and CRE-CDO securities. As a result, both Level 2 and Level 3 inputs are used in arriving at the valuation of our investments in CMBS and CRE-CDOs. We consider the Level 3 inputs used in determining the fair value of its investments in CMBS and

CRE-CDO securities to be significant. As such, all investments in CMBS and CRE-CDO securities fall under the Level 3 category of the fair value hierarchy. Using the above assumptions, expectations of future cash flows primarily drive our fair value estimate of our CMBS and CRE-CDO securities. Deterioration in possible cash flows from our CMBS and CRE-CDO securities will likely reduce the fair value of these securities to zero within the next 12 to 24 months.

Fair Value Estimates of Derivative Instruments

We have used interest rate swaps, zero cost collars and purchased interest rate caps to manage interest rate risk. The values of these instruments are determined by a third party valuation specialist based on assumptions provided be us using widely accepted valuation techniques, including discounted cash flow analysis of the expected cash flows of each derivative. Management reviews the fair value analyses prepared by the third party valuation specialist which reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities. The valuation methodologies are segregated into two categories of derivatives: (i) interest rate swaps and (ii) zero cost collars/ purchased interest rate caps.

Interest Rate Swaps — Both spot starting and forward starting swaps are considered and measured at fair value similarly. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (i.e. forward curves) derived from observable market interest rate curves.

Zero Cost Collars/Interest Rate Caps (Interest Rate Options) — Zero cost collars and interest rate caps are considered and measured at fair value as interest rate options. The fair values of interest rate options are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below or rose above the strike rate of the caps or outside of the applicable collar rates. The variable interest rates used in the calculation of projected receipts on the cap or collar rates are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of “netting” and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

The majority of the inputs used to value our derivative instruments fall within Level 2 of the fair value hierarchy. However, the credit valuation adjustments associated with our derivative instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of potential default by us and our counterparties. As of December 31, 2012, we had assessed the significance of the impact of the credit valuation adjustments and had determined that it was not significant to the overall valuation of our derivative instruments. As a result, we have determined that all of our derivative valuations are appropriately classified in Level 2 of the fair value hierarchy.

Nonrecurring Fair Value Measurements

During the year ended December 31, 2012, we recognized an impairment loss related to an industrial property in the accompanying statements of income (loss). The impairment was based on a reduction of our estimated holding period for this property, triggering impairment recognition based on our estimate of future cash flows from the operation and disposition of this property. We consider the Level 3 inputs used in determining the fair value of this real property investment to be significant. As such, this investment falls under the Level 3 category of the fair value hierarchy.

During the year ended December 31, 2011, we recognized an impairment loss related to an office property in the accompanying statements of income (loss). The impairment was based on our determination that future cash flows from the property were highly uncertain and insufficient to cover the carrying amount of the property as of December 31, 2011. We consider the Level 3 inputs used in determining the fair value of this real property investment to be significant. As such, this investment falls under the Level 3 category of the fair value hierarchy.

9.	FAIR VALUE OF FINANCIAL INSTRUMENTS

We are required to disclose the fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, we derive our estimated fair value using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated cash flows may be subjective and imprecise and changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In that regard, the fair value estimates may not be substantiated by comparison to independent markets, and in many cases, may not be realized in immediate settlement of the instrument. See Note 8 for further discussion of our determination of fair values in inactive markets and the corresponding application of the fair value hierarchy.

The fair values estimated below are indicative of certain interest rate and other assumptions as of December 31, 2012 and 2011, and may not take into consideration the effects of subsequent interest rate or other assumption fluctuations, or changes in the values of underlying collateral. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses approximate their carrying values because of the short-term nature of these instruments.

The carrying amounts and estimated fair values of our other financial instruments as of December 31, 2012 and 2011 were as follows (amounts in thousands):

	As of December 31, 2012		As of December 31, 2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Fixed-rate debt related investments, net	$108,482	$110,796	$34,308	$35,159
Floating-rate debt related investments, net	78,839	79,803	57,939	56,667

Liabilities:
Fixed-rate mortgage notes carried at amortized cost	$1,037,047	$1,091,425	$1,053,740	$1,107,471
Fixed-rate mortgage notes carried at fair value	122,995	122,995	—	—
Floating-rate mortgage notes	23,701	23,738	343,349	344,503
Fixed-rate other secured borrowings	N/A	N/A	26,479	25,455
Floating-rate other secured borrowings	135,709	135,931	57,935	58,383
Floating-rate unsecured borrowings	300,000	300,000	—	—

See Note 8 for details regarding methodologies and key assumptions applied to determining the fair value of our investments in real estate securities and derivative liabilities. The methodologies used and key assumptions made to estimate fair values of the other financial instruments described in the above table are as follows:

Debt Related Investments — The fair value of our performing debt investments are estimated using a discounted cash flow methodology. This method discounts estimated future cash flows using rates management determines best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. Credit spreads relating to the underlying instruments are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market spreads of similar instruments.

Mortgage Notes and Other Secured Borrowings Carried at Amortized Cost — The fair value of our mortgage notes and other secured borrowings carried at amortized cost are estimated using a discounted cash flow analysis, based on our estimate of market interest rates. Credit spreads relating to the underlying instruments are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market spreads of similar instruments.

Mortgage Note Carried at Fair Value—The only mortgage note carried at fair value is the Comerica Bank Tower Mortgage. See Note 5 for additional discussion regarding considerations and methodology regarding the determination of the fair value of the Comerica Bank Tower Mortgage.

Unsecured Borrowings — Unsecured borrowings comprise the Term Loan and Revolving Credit Facility components of the Facility, which were originated on December 19, 2012, as discussed in Note 5 above. Our estimate of fair value of unsecured borrowings outstanding is based on credit spreads relating to the underlying instruments, which are unobservable Level 3 inputs. As of December 31, 2012, the fair value of our outstanding unsecured borrowings approximates the carrying value of such instruments, given the proximity of the closing date of the Facility agreement to December 31, 2012.

10.	NONCONTROLLING INTERESTS

Our noncontrolling interests consist of two components: (i) OP Units held by third parties and (ii) joint venture partnership interests held by our partners. The following table summarizes noncontrolling interest balances as of December 31, 2012 and 2011 in terms of cumulative contributions, distributions and cumulative allocations of net income (loss) (amounts in thousands).

	As of December 31, 2012	As of December 31, 2011
OP Units:
Contributions	$128,350	$143,500
Distributions	(27,472)	(20,381)
Share of net loss	(15,415)	(13,554)
Share of comprehensive loss	2,796	2,599

Subtotal	88,259	112,164
Joint Venture Partner Interests:
Contributions	29,529	30,577
Distributions	(18,192)	(17,215)
Share of net loss	(3,765)	(5,516)

Subtotal	7,572	7,846
Special Units:
Contributions (1)	—	1

Subtotal	—	1

Total	$95,831	$120,011

(1)	Dividend Capital Total Advisors Group LLC, the parent of the Advisor, had been previously issued, in exchange for $1,000 in consideration, 200 partnership units in the Operating Partnership, constituting a separate series of partnership interests with special distribution rights (the “Special Units”). The Special Units constituted a form of incentive compensation that would have value if we met certain performance thresholds. In connection with the Offering, pursuant to a Special Unit Repurchase Agreement effective July 12, 2012, we redeemed and cancelled the 200 Special Units, and paid $1,000 to Dividend Capital Total Advisors Group LLC in connection with such redemption.

OP Units

Securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, are classified as redeemable noncontrolling interests outside of permanent equity in our accompanying balance sheets. We have evaluated our ability to deliver shares of common stock to satisfy redemption requests from holders of our OP Units and we have concluded that we have the right to satisfy the redemption requirements of holders of our OP Units by delivering unregistered shares of our common stock. Each outstanding OP Unit is exchangeable for one share of our common stock, and the OP Unit holder cannot require redemption in cash or other assets. As a result, we classify our OP Units held by third parties as noncontrolling interests.

We are the sole general partner of our Operating Partnership and currently own, in our capacity as the general partner, 200 OP Units for which we contributed $2,000. Subsequent to that initial investment, we have contributed 100% of the proceeds received from our offerings of common stock to our Operating Partnership in exchange for OP Units representing our interest as a limited partner of the Operating Partnership. As of December 31, 2012 and 2011, we owned approximately 92.6% and 91.8% of the outstanding limited partnership interests in our Operating Partnership, respectively, and the remaining limited partnership interests in our Operating Partnership were owned by third-party investors.

Our Operating Partnership has classes of OP Units that correspond to our four classes of common stock: Class E OP Units, Class A OP Units, Class W OP Units and Class I OP Units. After a period of one year from the date of issuance, holders of Class E OP Units (other than us) may request the Operating Partnership to redeem their Class E OP Units. We have the option of redeeming the Class E OP Units with cash, shares of our common stock on a one-for-one basis, or with a combination of cash and Class E shares of common stock. During the years ended December 31, 2012 and 2011, we issued approximately 269,000 and 98,000 Class E shares of our common stock in redemption of approximately 273,000 and 99,000 Class E OP Units, respectively, in accordance with this option. During the years ended December 31, 2012 and 2011, we redeemed approximately 1.7 million and 96,000 Class E OP Units for approximately $12.8 million and $853,000 in cash, respectively.

As of December 31, 2012 and 2011, our Operating Partnership had issued and outstanding approximately 14.2 million and 16.2 million Class E OP Units, respectively, to third-party investors in connection with its private placement offerings. Such units had a maximum approximate redemption value of $95.0 million and $136.9 million, as of December 31, 2012 and December 31, 2011, respectively, based on our December 31, 2012 NAV per share and our December 31, 2011 estimated value per share of common stock, respectively.

Joint Venture Partner Interests

Certain of our joint ventures are consolidated by us in the accompanying financial statements. Our joint venture partners’ interests in our consolidated partnerships are not redeemable. As a result, we classify our joint venture partners’ interests as noncontrolling interests.

During the year ended December 31, 2012, we purchased one of our joint venture partners’ interest in an office property for approximately $3.0 million, which resulted in a net decrease in noncontrolling interest of $1.6 million. During the year ended December 31, 2011, we purchased one of our joint venture partners’ interest in a portfolio of three retail properties for approximately $6.6 million, which resulted in a net decrease in noncontrolling interest of $4.2 million.

11.	STOCKHOLDERS’ EQUITY

Common Stock

On May 27, 2005, we filed a Registration Statement on Form S-11 with the Commission in connection with an initial public offering of our Class E shares of common stock, which was declared effective on January 27, 2006. On June 11, 2007, we filed a Registration Statement on Form S-11 with the Commission in connection with a follow-on public offering of our Class E common stock, which was declared effective on January 22, 2008. As of the close of business on September 30, 2009, we terminated the primary portion of our public offerings of Class E shares of our common stock and ceased accepting new subscriptions to purchase shares of our common stock. On October 23, 2009, we filed a Registration Statement for the sale of up to $237,500,000 in Class E shares of our common stock pursuant to our distribution reinvestment plan. This distribution reinvestment plan offering is ongoing.

On July 12, 2012, the Commission declared effective our Registration Statement on Form S-11 which applies to the offer and sale of shares of Class A, Class W, and Class I common stock to the public through a primary offering and a restated distribution reinvestment plan with NAV-based pricing.

	Shares (1)	Gross Proceeds	Transaction Costs and Fees	Net Proceeds
Shares sold in the initial offering	114,742	$1,136,968	$(104,295)	$1,032,673
Shares sold in the follow-on offering	67,140	659,831	(55,332)	604,499
Shares sold pursuant to our DRIP Plan in the initial offering	3,455	32,825	(309)	32,516
Shares sold pursuant to our DRIP Plan in the follow-on offering	24,719	221,301	(647)	220,654
Shares sold in a private offering	37	250	(19)	231
Shares issued in connection with OP Unit redemption program	387	3,315	(64)	3,251
Shares repurchased pursuant to our issuer tender offer (2)	(1,329)	(7,977)	(256)	(8,233)
Shares repurchased pursuant to our share redemption program	(31,023)	(268,372)	(541)	(268,913)

Total	178,128	$1,778,141	$(161,463)	$1,616,678

(1)	All shares issued and redeemed comprise Class E shares of our common stock, except for 12,375 Class A, 12,375 Class W, and 12,375 Class I shares issued in a private placement transaction on September 28, 2012.
(2)	Includes approximately 895,000 shares redeemed pursuant to our issuer tender offer announced on April 6, 2012 to purchase shares of our issued and outstanding shares of common stock for a purchase price of $6.00 per share and approximately 434,000 shares redeemed pursuant to our issuer tender offer announced on October 17, 2011 to purchase shares of our issued and outstanding shares of common stock for a purchase price of $6.00 per share.

During the years ended December 31, 2012 and 2011, approximately 4.6 million and 5.3 million shares of our common stock were issued, respectively, in connection with the DRIP Plan for net proceeds of approximately $34.5 million and $45.8 million, respectively.

Redemptions

During the years ended December 31, 2012 and 2011, we redeemed approximately 8.3 million and 5.3 million Class E shares of common stock, respectively, pursuant to our Class E share redemption program for approximately $59.2 million and $45.2 million, respectively.

As of December 31, 2012, we had not received any requests to redeem Class A, Class W or Class I shares of our common stock pursuant to our Class A, Class W and Class I share redemption program.

Distributions

We accrue distributions on a daily basis and pay distributions on a quarterly basis. Historically, each quarter, our board of directors has authorized the following quarter’s daily distribution accrual. We calculate individual payments of distributions to each stockholder or OP Unit holder based upon daily record dates during each quarter, so that investors are eligible to earn distributions immediately upon purchasing shares of our common stock or upon purchasing OP Units. The following table describes our total distributions declared on our common stock for the twelve months ended December 31, 2012, 2011 and 2010, and the portion of each distribution that was paid in cash and reinvested in shares (dollar amounts in thousands).

	For the Year Ended December 31,
	2012	% of Total Distributions	2011	% of Total Distributions	2010	% of Total Distributions
Distributions:
Paid in cash	$53,311	63.3%	$62,575	59.2%	$59,782	54.1%
Reinvested in shares	30,947	36.7%	43,129	40.8%	50,648	45.9%

Total distributions	$84,258	100.0%	$105,704	100.0%	$110,430	100.0%

The following table sets forth the distributions that have been paid and/or authorized as of December 31, 2012, subject to class-specific adjustments as described in footnote 2 to the table below.

Quarter	Amount per Share/Unit (1)	Annualized Amount per Share / Unit (1)	Payment Date
2011
1st Quarter 2011	$0.1500	$0.60	April 15, 2011
2nd Quarter 2011	$0.1500	$0.60	July 15, 2011
3rd Quarter 2011	$0.1500	$0.60	October 17, 2011
4th Quarter 2011	$0.1250	$0.50	January 17, 2012

2012
1st Quarter 2012	$0.1250	$0.50	April 16, 2012
2nd Quarter 2012	$0.1250	$0.50	July 24, 2012
3rd Quarter 2012	$0.1250	$0.50	October 16, 2012
4th Quarter 2012 (2)	$0.0875	$0.35	January 16, 2013

2013
1st Quarter 2013 (3)	$0.0875	$0.35	April 16, 2013 (4)

(1)	Assumes ownership of share or unit for the entire quarter.
(2)	In the fourth quarter of 2012, distributions declared and paid on Class A shares, Class W shares, and Class I shares were $0.0691, $0.0775, and $0.0859, respectively, as a result of class-specific adjustments. Class E shares do not have class-specific adjustments.
(3)	The distribution amount herein for the first quarter of 2013 does not reflect class-specific adjustments made to our Class A, Class W, and Class I shares, which have not yet been determined.
(4)	Expected payment date.

Distribution Tax Characterization

Our distributions to stockholders are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, (iii) long-term capital gain or (iv) unrecaptured 1250 gain from certain depreciable properties. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital for tax purposes rather than a dividend and reduce the stockholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ common shares. We notify stockholders of the taxability of distributions paid during the preceding year on an annual basis. The following table summarizes the information reported to investors regarding the taxability of distributions on common shares for the years ended December 31, 2012, 2011 and 2010.

	For the Year Ended December 31,
	2012		2011		2010
Per Common Share	Per Share Amount	Percentage	Per Share Amount	Percentage	Per Share Amount	Percentage
Ordinary income	$0.01	1.49%	$0.19	32.53%	$0.16	25.99%
Non-taxable return of capital	0.45	98.51%	0.39	67.47%	0.44	74.01%

Total	$0.46	100.00%	$0.58	100.00%	$0.60	100.00%

12.	RELATED PARTY TRANSACTIONS

Our day-to-day activities are managed by our Advisor, a related party, under the terms and conditions of the Advisory Agreement. Our Advisor is considered to be a related party as certain indirect owners and employees of our Advisor serve as our executives and/or directors. The responsibilities of our Advisor include the selection and underwriting of our real property and debt related investments, the negotiations for these investments, the asset management and financing of these investments and the selection of prospective joint venture partners. As of December 31, 2012 and 2011, we owed approximately $1.3 million and $129,000, respectively, to our Advisor and affiliates of our Advisor for such services and reimbursement of certain expenses. Pursuant to the advisory agreement, described below, we accrue the advisory fee on a daily basis and pay our Advisor amounts due subsequent to each month-end.

In connection with the Offering, we entered into an Eighth Amended and Restated Advisory Agreement (the “Advisory Agreement”) with our Advisor, effective July 12, 2012, which modified the fees and expense reimbursements payable to our Advisor. Per the Advisory Agreement, in consideration for asset management services performed, we pay our Advisor an advisory fee comprised of two separate components: (1) a fixed amount equal to 1.15% annually of the “Aggregate Fund NAV” (defined as the aggregate NAV of our Class E shares, Class A shares, Class W shares and Class I shares, along with the Class E OP Units held by third parties) for each day, and (2) a performance component that is based on the annual non-compounded investment return provided to holders of “Fund Interests” (defined as our Class E shares, Class A shares, Class W shares, Class I shares, and Class E OP Units held by third parties) such that the Advisor will receive 25% of the overall return in excess of 6%; provided that in no event may the performance condition exceed 10% of the overall return for such year, and subject to certain other limitations. We will also pay our Advisor a development management fee equal to 4% of the cost to develop, construct, or improve real property assets. In addition, we will pay our Advisor a fee of 1% of the sales price of individual real property assets upon disposition of such assets. Further, for a substantial amount of services in connection with the sale of a property, as determined by a majority of our independent directors, we will pay our Advisor up to 50% of the reasonable, customary and competitive commission paid for the sale of a comparable real property, provided that such amount shall not exceed 1% of the contract price of the property sold and, when added to all other real estate commissions paid to unaffiliated parties in connection with the sale, may not exceed the lesser of a competitive real estate commission or 6% of the sales price of the property.

In addition, pursuant to the Advisory Agreement, we will pay directly, or reimburse our Advisor and the Dealer Manager (defined below) if they pay on our behalf any organizational and offering expenses (other than selling commissions, the dealer manager fee, distribution fees and non-transaction based compensation allocated to sales-related activities of employees of the Dealer Manager in connection with the offering) relating to any public offerings as and when incurred. After the termination of the primary portion of the offering and again after termination of the distribution reinvestment plan portion of the offering, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including selling commissions, the dealer manager fee and distribution fees) that we incur exceed 15% of our gross proceeds from the applicable offering.

Subject to certain limitations, we will reimburse the Advisor for all of the costs it incurs in connection with the services it provides to us, including, without limitation, our allocable share of the Advisor’s overhead, which includes but is not limited to the Advisor’s rent, utilities and personnel costs; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee.

In connection with the Offering, effective July 12, 2012, we also entered into a dealer manager agreement with Dividend Capital Securities LLC (the “Dealer Manager”), which is an entity related to our Advisor. Pursuant to this agreement, we pay (i) selling commissions up to 3% of the NAV per Class A share sold in the primary portion of the offering, (ii) a dealer manager fee which accrues daily in an amount equal to 1/365th of 0.6% of our NAV per share of Class A and Class W shares outstanding and an amount equal to 1/365th of 0.1% of our NAV per share of Class I shares outstanding on such day on a continuous basis, and (iii) a distribution fee which accrues daily in an amount equal to 1/365th of 0.5% of our NAV per share of Class A shares outstanding on such day on a continuous basis. We will cease paying the dealer manager fee and distribution fee with respect to shares sold in the Offering on the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) following the completion of the Offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary portion of the Offering, or (iii) such shares no longer being outstanding. A negligible amount of dealer manager and distribution fees were incurred during the year ended December 31, 2012 as a result of the issuance of Class A, Class W and Class I shares in a private offering on September 28, 2012.

Dividend Capital Total Advisors Group LLC, the parent of the Advisor, had been previously issued, in exchange for $1,000 in consideration, partnership units in the Operating Partnership, constituting a separate series of partnership interests with special distribution rights (the “Special Units”). The Special Units constituted a form of incentive compensation that would have value if we met certain performance thresholds. In connection with the Offering, pursuant to a Special Unit Repurchase Agreement effective July 12, 2012, we redeemed and cancelled the 200 Special Units, and paid $1,000 to Dividend Capital Total Advisors Group LLC in connection with such redemption.

The following table summarizes fees and other amounts earned by our Advisor and its related parties in connection with services performed for us during the years ended December 31, 2012, 2011, and 2010 (amounts in thousands).

	For the Year Ended December 31,
	2012	2011	2010
Acquisition fees (1)	$1,534	$218	$16,141
Asset management and advisory fees (2)	17,659	20,854	18,945
Development management fee (3)	133	—	—
Dealer manager fees (4)	*	—	—
Other reimbursements (5)	3,289	1,380	1,355
Asset management fees related to the disposition of real properties	101	1,599	2,085

Total	$22,716	$24,051	$38,526

(1)	Comprise fees earned by the Advisor prior to the effectiveness of the Advisory Agreement on July 12, 2012.
(2)	$7.1 million of the fees earned by the Advisor during the year ended December 31, 2012 were earned after the effectiveness of the Advisory Agreement on July 12, 2012.
(3)	Comprise fees earned by the Advisor after the effectiveness of the Advisory Agreement on July 12, 2012.
(4)	An immaterial amount (less than $500) of dealer manager fees were recorded to deferred selling costs for the year ended December 31, 2012.
(5)	Includes approximately $721,000 recorded to deferred selling costs for the year ended December 31, 2012.

Acquisition Fees

Prior to entering into the Eighth Amended and Restated Advisory Agreement with our Advisor on July 12, 2012, pursuant to the previous advisory agreement in effect, we paid certain acquisition fees to our Advisor. For each real property acquired in the operating stage, the acquisition fee was an amount equal to 1.0% of our proportional interest in the purchase price of the property. For each real property acquired prior to or during the development or construction stage, the acquisition fee was an amount not to exceed 4.0% of the total project cost (which was the amount actually paid or allocated to the purchase, development, construction or improvement of a property exclusive of acquisition fees and acquisition expenses). Our Advisor also was entitled to receive an acquisition fee of 1.0% of the principal amount in connection with the origination or acquisition of any type of debt investment including, but not limited to, the origination of mortgage loans, B-notes, mezzanine debt, participating debt (including with equity-like features), non-traded preferred securities, convertible debt, hybrid instruments, equity instruments and other related investments. However, to the extent that such debt investments were originated or acquired pursuant to our agreement with our debt advisor, (defined below) such acquisitions fees may have differed. See the section below titled “The Debt Advisor” for further discussion of these fees. Subsequent to entering into the Eighth Amended and Restated Advisory Agreement with our Advisor on July 12, 2012, we no longer pay acquisition fees to our Advisor.

Asset Management Fees

Prior to entering into the Eighth Amended and Restated Advisory Agreement with our Advisor on July 12, 2012, pursuant to the previous advisory agreement in effect, we paid certain asset management fees to our Advisor in connection with the asset and portfolio management of real property, debt related investments and real estate securities. Our Advisor’s asset management fee was payable as follows:

For Direct Real Properties (as defined below), the asset management fee consisted of (i) a monthly fee of one-twelfth of 0.50% of the aggregate cost (before noncash reserves and depreciation) of Direct Real Properties and (ii) a monthly fee of 6.00% of the aggregate monthly net operating income derived from all Direct Real Properties provided; however, that the aggregate monthly fee to be paid to our Advisor pursuant to these sub clauses (i) and (ii) in aggregate would not exceed one-twelfth of 0.75% of the aggregate cost (before noncash reserves and depreciation) of all Direct Real Properties.

For Product Specialist Real Properties (as defined below), the asset management fee consisted of (i) a monthly fee of one-twelfth of 0.50% of the aggregate cost (before noncash reserves and depreciation) of Product Specialist Real Properties and (ii) a monthly fee of 6.00% of the aggregate monthly net operating income derived from all Product Specialist Real Properties.

“Direct Real Properties”: shall mean those real properties acquired directly by us without the advice or participation of a product specialist engaged by our Advisor.

“Product Specialist Real Properties”: shall mean those real properties acquired by us pursuant to the advice or participation of a product specialist engaged by our Advisor pursuant to a contractual arrangement.

In addition, the asset management fee for all real property assets included a fee of 1.00% of the sales price of individual real property assets upon disposition.

For debt related investments, other than Debt Advisor (defined below) debt related investments, and securities investments, the asset management fee consisted of a monthly fee equal to one-twelfth of 1.00% of (i) the amount invested in the case of our debt related assets within our portfolio and (ii) the aggregate value, determined at least quarterly, of our real estate-related securities.

We also agreed to pay our Advisor certain acquisition and asset management fees that differed from the fee structure discussed above to facilitate the acquisition and management of certain debt investments that we acquired pursuant to a product specialist agreement that our Advisor entered into with the Debt Advisor (defined below). See the section below entitled “The Debt Advisor” for additional details of this agreement and the corresponding fee structure. As of July 12, 2012, we are no longer subject to this fee structure.

Product Specialists

In addition to utilizing its own management team, our Advisor has formed strategic alliances with recognized leaders in the real estate and investment management industries. These alliances are intended to allow our Advisor to leverage the organizational infrastructure of experienced real estate developers, operators and investment managers and to potentially give us access to a greater number of real property, debt related and real estate securities investment opportunities. The use of product specialists or other service providers does not eliminate or reduce our Advisor’s fiduciary duty to us. Our Advisor retains ultimate responsibility for the performance of all of the matters entrusted to it under the Advisory Agreement.

Our Advisor’s product specialists are and will be compensated through a combination of (i) reallowance of acquisition, disposition, asset management and/or other fees paid by us to our Advisor and (ii) potential profit participation in connection with specific portfolio asset(s) identified by them and invested in by us. We may enter into joint ventures or other arrangements with affiliates of our Advisor to acquire, develop and/or manage real properties. As of December 31, 2012, our Advisor had entered into a product specialist arrangement with BCG TRT Advisors LLC, as discussed below in more detail. Our Advisor had previously entered into joint venture and/or product specialist arrangements with three additional affiliates (Dividend Capital Investments LLC, Hudson River Partners Real Estate Investment Management L.P., and FundCore LLC), as discussed below in more detail. The agreements with these three affiliates were terminated prior to December 31, 2012.

BCG TRT Advisors LLC

During the year ended December 31, 2012, our Advisor entered into a product specialist agreement with BCG TRT Advisors LLC (“BCG”), in connection with advisory services related to our investments in real estate securities assets. Pursuant to this agreement, a portion of the asset management fee that our Advisor receives from us related to real estate securities investments is reallowed to BCG in exchange for services provided. A nominal amount of fees were incurred related to services provided by BCG during the year ended December 31, 2012.

Dividend Capital Investments LLC

On June 12, 2006, our Advisor entered into a product specialist agreement with Dividend Capital Investments LLC (“DCI”), in connection with investment management services related to our investments in real estate securities assets. Pursuant to this agreement, a portion of the asset management fee that our Advisor receives from us related to real estate securities investments is reallowed to DCI in exchange for services provided. A nominal amount of fees were incurred related to services provided by BCG during the years ended December 31, 2012, 2011, and 2010. The agreement with DCI was terminated upon entering into the product specialist agreement with BCG during 2012.

The Debt Advisor

In August 2009, our Advisor entered into a product specialist agreement (the “Debt Advisor PSA”) with FundCore Finance Group LLC (the “Debt Advisor”), an entity formed by affiliates of Hudson River Partners Real Estate Investment Management L.P. (“HRP”) and certain affiliates of our Advisor. Pursuant to the Debt Advisor PSA, the Debt Advisor has the right to perform acquisition and asset management services with respect to up to $130 million (plus any available leverage) of certain debt investments to be made by us. On August 5, 2009, our Advisor also entered into another product specialist agreement (the “HRP PSA”) with HRP. Pursuant to the HRP PSA, HRP has the right to perform the acquisition and asset management services with respect to up to $20 million (plus any available leverage) of certain debt investments to be made by us.

The fees payable to the Advisor and its affiliates related to the acquisition and management of debt investments prior to the effectiveness of the Offering were replaced by the advisory fees as stated in the Eighth Amended and Restated Advisory Agreement, as discussed above. Accordingly, the Debt Advisor and HRP PSA agreements were terminated on July 12, 2012, in connection with the effectiveness of the Offering.

The following is a summary of fees that were paid to our Advisor and its affiliates related to the acquisition and management of such debt investments prior to entering into the Eighth Amended and Restated Advisory Agreement in connection with the effectiveness of the Offering on July 12, 2012.

Debt Investment Advisory Fees

For debt investments acquired pursuant to the Debt Advisor PSA discussed above, our Advisor received an acquisition fee equal to the sum of:

(i)	1.0% of the relevant debt investment amount,

(ii)	any origination or similar fees paid by the applicable borrower at the time the debt investment is made (not to exceed 1.50% of the net debt investment amount), and

(iii)	an amount equal to the discounted present value (using a discount rate of 15%) of 1.0% per annum of the net debt investment amount (taking into account any anticipated principal amortization) for a period of time equal to the lesser of the term of the debt investment (excluding extension option years) or four years (collectively referred to as the “Initial Term”). This fee was reduced by the amount payable by borrowers pursuant to clause (ii) above.

The total acquisition fee and acquisition expenses would not exceed 6.0% of the net debt investment amount. The acquisition fee was payable on the closing date of the relevant debt investment and was reallowed in full by our Advisor to the Debt Advisor pursuant to the Debt Advisor PSA.

Debt Investment Asset Management Fees

For debt investments acquired pursuant to the Debt Advisor PSA discussed above, our Advisor received asset management fees pursuant to the following:

(i)	during the first 12 months after the closing of the respective debt investment, our Advisor received a monthly asset management fee consisting of one-twelfth of the total amount, if any, by which the sum of the total acquisition fees and expenses exceeded 6.0% of the relevant net debt investment amount;

(ii)	during the balance of the Initial Term, zero; and

(iii)	during any period following the Initial Term during which the relevant debt investment was outstanding, the asset management fee consisted of a monthly fee of one-twelfth of 1.0% of the net debt investment amount.

During the year ended December 31, 2012, we acquired one debt related investment pursuant to our arrangement with the Debt Advisor with an investment amount of approximately $22.5 million and paid an acquisition fee of approximately $619,000 to our Advisor, which was fully reallowed to FundCore LLC. We did not acquire any investments pursuant to our arrangement with the Debt Advisor during the year ended December 31, 2011. During the year ended December 31, 2010, we acquired three debt related investments pursuant to our arrangement with the Debt Advisor with an investment amount of approximately $73.7 million and paid an acquisition fee of approximately $2.6 million to our Advisor, which was fully reallowed to FundCore LLC.

In addition, HRP earned a fee of $1.0 million directly from us in connection with services it rendered to us in obtaining financing for our acquisition of the NOIP Portfolio, which we paid in 2010 subsequent to closing. This fee is included in other assets in our accompanying balance sheets as deferred financing costs and is amortized over the estimated life of the related financing. We did not pay HRP any such fees in 2012 or 2011.

13.	NET INCOME (LOSS) PER COMMON SHARE

Reconciliations of the numerator and denominator used to calculate basic net income (loss) per common share to the numerator and denominator used to calculate diluted net income (loss) per common share for the years ended December 31, 2012, 2011, and 2010, are described in the following table (amounts in thousands, except per share information).

	For the Year Ended December 31,
	2012	2011	2010
Numerator
Loss from continuing operations	$(43,831)	$(52,280)	$(8,093)
Loss from continuing operations attributable to noncontrolling interests	3,789	3,845	769

Loss from continuing operations attributable to common stockholders	(40,042)	(48,435)	(7,324)
Dilutive noncontrolling interests share of loss from continuing operations	(3,353)	(3,576)	(470)
Numerator for diluted earnings per share — adjusted loss from continuing operations	$(43,395)	$(52,011)	$(7,794)

Income (loss) from discontinued operations	$21,460	$(12,286)	$(14,314)
Loss (income) from discontinued operations attributable to noncontrolling interests	(3,679)	3,041	936

Income (loss) from discontinued operations attributable to common stockholders	17,781	(9,245)	(13,378)
Dilutive noncontrolling interests share of discontinued operations	1,491	(683)	(859)
Numerator for diluted earnings per share — adjusted income (loss) from discontinued operations	$19,272	$(9,928)	$(14,237)

Denominator
Weighted average shares outstanding-basic	181,982	183,813	184,215
Incremental weighted average shares effect of conversion of OP Units	15,262	13,564	9,558

Weighted average shares outstanding-diluted	197,244	197,377	193,773

NET (LOSS) INCOME PER COMMON SHARE-BASIC AND DILUTED
Net loss income from continuing operations	$(0.22)	$(0.26)	$(0.04)
Net income (loss) from discontinued operations, net of noncontrolling interest	$0.10	$(0.05)	$(0.07)

Net loss	$(0.12)	$(0.31)	$(0.11)

14.	SEGMENT INFORMATION

We have four reportable operating segments, which include our three real property operating sectors (office, industrial, and retail) and debt related investments. We organize and analyze the operations and results of each of these segments independently, due to inherently different considerations for each segment. Such considerations include, but are not limited to, the nature and characteristics of the investment, and investment strategies and objectives.

Historically, we presented two operating segments (real property and debt related investments). Due to the increased focus on financial information by real property sector in relation to the effectiveness the Offering and appointment of a new Chairman of the Board and Chief Executive Officer during 2012, the change in segment reporting more closely aligns with information reviewed by our chief operating decision makers (senior management and board of directors). Our change in segment reporting is presented retrospectively.

The following table sets forth revenue and the components of net operating income (“NOI”) of our segments for the years ended December 31, 2012, 2011 and 2010 (amounts in thousands).

	For the Year Ended December 31,
	Revenues			NOI
	2012	2011	2010	2012	2011	2010
Real property (1)
Office	$174,510	$154,497	$109,786	$131,623	$122,660	$83,143
Industrial	33,394	36,057	31,689	26,684	30,004	25,379
Retail	57,937	57,007	54,833	45,973	43,985	42,689
Debt related investments	9,409	11,107	14,961	9,409	11,107	14,961

Total	$275,250	$258,668	$211,269	$213,689	$207,756	$166,172

(1)	Does not include results of operations of real property assets classified as discontinued operations.

We consider NOI to be an appropriate supplemental financial performance measure, because NOI reflects the specific operating performance of our real properties, debt related investments and real estate securities, and excludes certain items that are not considered to be controllable in connection with the management of each property, such as interest income, depreciation and amortization, general and administrative expenses, asset management fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our NOI to our reported net loss from continuing operations for the years ended December 31, 2012, 2011, and 2010 (amounts in thousands).

	For the Year Ended December 31,
	2012	2011	2010
Net operating income	$213,689	$207,756	$166,172
Interest and other income	1,364	2,526	4,785
Real estate depreciation and amortization expense	(128,280)	(118,329)	(89,304)
General and administrative expenses	(8,247)	(7,318)	(5,606)
Asset management and advisory fees, related party	(17,659)	(20,854)	(18,945)
Acquisition-related expenses	(325)	(610)	(18,185)
Interest expense	(93,023)	(89,045)	(75,140)
Loss on extinguishment of debt and financing commitments	(5,650)	—	(5,075)
Gain on disposition of securities	—	—	39,870
Impairment of real estate property	(5,700)	—	—
Other-than-temporary impairment on securities	—	(3,369)	(5,387)
Provision for loss on debt related investments	—	(23,037)	(1,278)
Discontinued operations, net of taxes	21,460	(12,286)	(14,314)
Net (income) loss attributable to noncontrolling interests	110	6,886	1,705

Net loss attributable to common stockholders	$(22,261)	$(57,680)	$(20,702)

The following table reflects our total assets by business segment as of December 31, 2012 and 2011 (amounts in thousands).

	As of December 31,
	2012	2011
Segment assets:
Net investments in real property
Office	$1,369,496	$1,350,725
Industrial	351,375	$377,745
Retail	615,897	$634,857
Real estate-related debt investments, net	187,321	92,247

Total segment assets, net	2,524,089	2,455,574

Non-segment assets:
Cash and cash equivalents	36,872	128,447
Other non-segment assets (1)	98,293	86,398

Total assets	$2,659,254	$2,670,419

(1)	Other non-segment assets primarily consist of corporate assets including restricted cash, investments in real estate securities, and certain deferred loan costs, including loan costs associated with our financing obligations.

15.	INCOME TAXES

We operate in a manner intended to qualify for treatment as a REIT for U.S. federal income tax purposes. As a REIT, we generally will not be subject to federal income taxation at the corporate level to the extent we distribute 100% of our REIT taxable income annually, as defined in the Code, to our stockholders and satisfy other requirements. To continue to qualify as a REIT for federal tax purposes, we must distribute at least 90% of our REIT taxable income annually. No material provisions have been made for federal income taxes in the accompanying financial statements. We had a gross deferred tax asset of approximately $4.0 million and $3.9 million as of December 31, 2012 and 2011, respectively, which is offset by a full valuation allowance. The tax years 2008 through 2012 remain open to examination by the major taxing jurisdictions to which we are subject.

16.	COMMITMENTS AND CONTINGENCIES

Environmental Matters

A majority of the properties we acquire are subjected to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of the land. We have acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. Due to the uncertainty regarding our exposure to environmental liabilities and the timing and nature of settlement of any such liabilities, we cannot estimate the effect of such potential environmental remediation on our business, financial condition, or results of operations.

17.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents selected unaudited quarterly financial data for each quarter during the years ended December 31, 2012 and 2011 (amounts in thousands, except per share information). Certain reclassifications have been made to prior period results to conform to the current presentation. The following disclosures exclude the results from discontinued operations.

	For the Quarter Ended				For the Year Ended December 31, 2012
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Rental revenue	$63,297	$67,685	$67,690	$67,169	$265,841
Debt related income	1,884	1,758	3,019	2,748	9,409

Total revenue	65,181	69,443	70,709	69,917	275,250
Total operating expenses	(51,414)	(55,121)	(55,016)	(60,221)	(221,772)
Other income (expenses)	(22,859)	(25,850)	(23,551)	(25,049)	(97,309)

Loss from continuing operations	(9,092)	(11,528)	(7,858)	(15,353)	(43,831)
Discontinued operations, net of taxes	(247)	1,956	19,802	(51)	21,460
Net income (loss)	(9,339)	(9,572)	11,944	(15,404)	(22,371)
Net (income) loss attributable to noncontrolling interests	849	701	(2,680)	1,240	110

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(8,490)	$(8,871)	$9,264	$(14,164)	$(22,261)

Net loss per basic and diluted common share
Continuing operations	$(0.05)	$(0.06)	$(0.04)	(0.07)	$(0.22)
Discontinued operations	$(0.00)	$0.01	$0.09	$(0.00)	$0.10

NET LOSS PER BASIC AND DILUTED COMMON SHARE	$(0.05)	$(0.05)	$0.05	$(0.07)	$(0.12)

	For the Quarter Ended				For the Year Ended December 31, 2011
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Rental revenue	$61,642	$62,104	$62,625	$61,190	$247,561
Debt related income	4,486	2,930	2,249	1,442	11,107

Total revenue	66,128	65,034	64,874	62,632	258,668
Total operating expenses	(53,012)	(52,980)	(52,425)	(66,012)	(224,429)
Other income (expenses)	(21,486)	(21,625)	(22,281)	(21,127)	(86,519)

Loss from continuing operations	(8,370)	(9,571)	(9,832)	(24,507)	(52,280)
Discontinued operations, net of taxes	(739)	(766)	3,550	(14,331)	(12,286)
Net income (loss)	(9,109)	(10,337)	(6,282)	(38,838)	(64,566)
Net (income) loss attributable to noncontrolling interests	673	749	499	4,965	6,886

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(8,436)	$(9,588)	$(5,783)	$(33,873)	$(57,680)

Net loss per basic and diluted common share
Continuing operations	$(0.05)	$(0.05)	$(0.05)	$(0.11)	$(0.26)
Discontinued operations	$(0.00)	$(0.00)	$0.02	$(0.07)	$(0.05)

NET LOSS PER BASIC AND DILUTED COMMON SHARE	$(0.05)	$(0.05)	$(0.03)	$(0.18)	$(0.31)

18.	SUBSEQUENT EVENTS

Departure of Certain Officer; Appointment of Certain Officer

On December 19, 2012, our board of directors appointed Jeffrey L. Johnson to serve as Chief Executive Officer, effective no later than January 16, 2013. Mr. Johnson became an employee of an affiliate of our Advisor effective January 16, 2013.

Guy M. Arnold resigned as President effective immediately prior to the date that Mr. Johnson became the Chief Executive Officer in order to pursue other opportunities.

See our Form 8-K filed with the Commission on December 21, 2012 for additional information regarding this activity.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dividend Capital Diversified Property Fund Inc.:

Under date of March 19, 2013, we reported on the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule, Schedule III — Real Estate and Accumulated Depreciation (Schedule III). Schedule III is the responsibility of the Company’s management. Our responsibility is to express an opinion on Schedule III based on our audits.

In our opinion, Schedule III — Real Estate and Accumulated Depreciation, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KPMG LLP

Denver, Colorado

March 19, 2013

Dividend Capital Diversified Property Fund Inc.

Schedule III — Real Estate and Accumulated Depreciation

As of December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount Carried at December 31, 2012
Property	Market	No. of Buildings	Encumbrances (1)	Land	Building and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Building and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4)	Acquisition Date	Depreciable Life (years)
Office Properties:
Jay Street	Silicon Valley, CA	3	$23,500	$13,859	$21,974	$35,833	$1,624	$13,858	$23,599	$37,457	$6,391	6/28/06	3-40
Bala Pointe	Philadelphia, PA	1	24,000	10,115	27,516	37,631	1,796	10,115	29,312	39,427	9,376	8/28/06	3-40
Lundy Avenue	Silicon Valley, CA	3	14,250	5,982	15,459	21,441	114	5,982	15,573	21,555	4,830	9/28/06	4-40
Shiloh Road	Dallas, TX	3	22,700	5,165	30,192	35,357	5	5,165	30,197	35,362	7,191	12/21/06	10-40
40 Boulevard	Chicago, IL	1	9,210	2,611	7,797	10,408	4,828	2,611	12,625	15,236	5,176	1/24/07	1-35
Washington Commons	Chicago, IL	10	21,300	9,019	16,622	25,641	4,061	9,020	20,682	29,702	7,497	2/1/07	2-40
Shackleford	Little Rock, AR	1	13,650	2,900	18,792	21,692	314	2,900	19,106	22,006	3,832	3/20/07	5-40
Joyce Blvd	Fayetteville, AR	1	—	2,699	8,996	11,695	—	2,699	8,996	11,695	1,838	9/28/07	10-40
DeGuigne	Silicon Valley, CA	1	7,820	5,841	13,861	19,702	487	5,842	14,347	20,189	4,937	11/21/07	5-40
Millennium	Denver, CO	1	32,969	1,002	51,527	52,529	2,284	1,002	53,811	54,813	11,715	10/1/08	5-40
Eden Prairie (ATK)	Minneapolis/St Paul, MN	1	—	3,538	25,865	29,403	—	3,538	25,865	29,403	3,972	10/3/08	15-40
Austin-Mueller Healthcare	Austin, TX	1	20,468	2,663	42,315	44,978	—	2,663	42,315	44,978	6,487	12/23/08	11-40
1300 Connecticut	Washington, DC	1	47,044	25,177	41,250	66,427	1,707	25,177	42,957	68,134	11,766	3/10/09	5-40
Campus Road Office Center	Princeton, NJ	1	34,778	5,302	45,773	51,075	88	5,302	45,861	51,163	5,841	11/3/09	5-40
Preston Sherry Plaza	Dallas, TX	1	23,126	7,500	22,303	29,803	2,629	7,500	24,932	32,432	6,593	12/16/09	3-40
Park Place	Dallas, TX	1	14,491	4,075	19,625	23,700	3,673	4,075	23,298	27,373	7,388	12/16/09	3-40
Inverness Drive West	Denver, CO	1	—	8,100	40,094	48,194	1,856	8,100	41,950	50,050	16,784	6/25/10	3-40
Doolittle Drive	Los Angeles, CA	1	10,401	9,700	13,142	22,842	(1)	9,700	13,141	22,841	5,308	6/25/10	4-40
South Havana Street	Denver, CO	1	—	3,925	8,607	12,532	—	3,925	8,607	12,532	4,337	6/25/10	4-40
Sheila Street	Los Angeles, CA	1	9,044	6,150	17,536	23,686	(1)	6,150	17,535	23,685	3,320	6/25/10	10-40
Corporate Center Drive	Los Angeles, CA	1	12,662	6,700	21,303	28,003	1,630	6,700	22,933	29,633	10,780	6/25/10	10-40
Harborside Plaza	Northern New Jersey	1	117,727	16,800	193,742	210,542	193	16,800	193,935	210,735	30,094	6/25/10	7-40
Colshire Drive	Washington, DC	1	—	21,100	157,983	179,083	(5)	21,100	157,978	179,078	27,509	6/25/10	7-40
Sylvan Way	Northern New Jersey	1	16,596	5,200	32,439	37,639	(1)	5,200	32,438	37,638	3,424	6/25/10	13-40
Sunset Hills Road	Washington, DC	1	14,199	2,700	31,915	34,615	43	2,700	31,958	34,658	7,106	6/25/10	5-40
Crown Colony Drive	New England	1	—	2,600	16,514	19,114	4,027	2,600	20,541	23,141	6,945	6/25/10	4-40
Shadelands Drive	East Bay, CA	1	—	2,500	3,562	6,062	10	2,500	3,572	6,072	2,498	6/25/10	3-40
North Fairway Drive	Chicago, IL	1	—	1,900	11,546	13,446	—	1,900	11,546	13,446	4,028	6/25/10	4-40
Sybase Drive	East Bay, CA	1	—	8,400	136,797	145,197	(5)	8,400	136,792	145,192	24,617	6/25/10	7-40
1600 SW 80th Street	Miami, FL	1	19,671	12,700	35,483	48,183	(1)	12,700	35,482	48,182	4,460	6/25/10	12-40
Connection Drive	Dallas, TX	1	24,238	3,110	50,121	53,231	3	3,110	50,124	53,234	6,595	6/25/10	9-40
Waterview Parkway	Dallas, TX	1	—	2,670	5,263	7,933	—	2,670	5,263	7,933	1,470	6/25/10	7-40
East Maple Avenue	Los Angeles, CA	1	17,184	6,400	71,761	78,161	(1)	6,400	71,760	78,160	5,045	6/25/10	16-40
N. Glenville Drive	Dallas, TX	1	3,618	1,580	6,610	8,190	(1)	1,580	6,609	8,189	1,221	6/25/10	6-40
Comerica Tower	Dallas, TX	1	178,036	8,181	120,077	128,258	(598)	8,181	119,479	127,660	13,116	3/6/2012	1-40

Total Office and Office/R&D Properties		50	732,682	237,864	1,384,362	1,622,226	30,758	237,865	1,415,119	1,652,984	283,487

Dividend Capital Diversified Property Fund Inc. — (Continued)

Schedule III — Real Estate and Accumulated Depreciation

As of December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount Carried at December 31, 2012
Property	Market	No. of Buildings	Encumbrances (1)	Land	Building and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Building and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4)	Acquisition Date	Depreciable Life (years)
Industrial Properties:
Rickenbacker	Columbus, OH	1	$7,047	$1,249	$13,308	$14,557	$641	$1,249	$13,949	$15,198	$4,094	10/16/06	3-40
Park West Q	Cincinnati, OH	1	5,254	1,653	9,597	11,250	207	1,653	9,804	11,457	3,433	10/16/06	5-40
Eagle Creek East	Minneapolis/St Paul, MN	1	4,373	1,644	7,676	9,320	392	1,644	8,068	9,712	2,493	10/16/06	5-40
Park West L	Cincinnati, OH	1	3,650	902	7,393	8,295	102	902	7,495	8,397	2,145	10/31/06	2-40
Eagle Creek West	Minneapolis/St Paul, MN	1	4,955	1,910	8,474	10,384	505	1,910	8,979	10,889	2,413	10/31/06	3-40
Minnesota Valley III	Minneapolis/St Paul, MN	1	6,198	2,223	12,462	14,685	1,019	2,223	13,481	15,704	3,716	10/31/06	10-40
Pencader	Philadelphia, PA	1	6,050	2,516	5,392	7,908	361	2,515	5,754	8,269	1,389	12/6/06	4-40
Hanson Way	Silicon Valley, CA	1	19,150	5,544	19,873	25,417	(5,364)	3,985	16,068	20,053	5,893	12/7/06	4-40
Old Silver Spring	Central PA	1	4,700	1,305	4,840	6,145	63	1,305	4,903	6,208	1,202	12/8/06	5-40
Marine Drive	Charlotte, NC	1	14,800	2,037	19,010	21,047	128	2,036	19,139	21,175	6,046	12/8/06	10-40
Southfield	Atlanta, GA	1	5,280	1,280	5,397	6,677	200	1,280	5,597	6,877	1,617	3/20/07	4-40
Commerce Circle	Central PA	1	25,820	5,939	28,970	34,909	182	5,938	29,153	35,091	6,696	3/26/07	10-40
Veterans	Chicago, IL	1	9,200	2,121	10,987	13,108	153	2,121	11,140	13,261	3,365	3/26/07	3-40
Plainfield III	Indianapolis, IN	1	12,000	2,101	18,424	20,525	1,747	2,101	20,171	22,272	5,074	3/28/07	9-40
Patriot Drive I	Dallas, TX	1	4,625	1,034	5,548	6,582	695	1,034	6,243	7,277	1,723	3/28/07	3-40
Patriot Drive II	Dallas, TX	1	18,375	3,166	23,072	26,238	4,555	3,166	27,627	30,793	6,469	3/28/07	5-40
Creekside V	Columbus, OH	1	4,725	764	5,628	6,392	—	764	5,628	6,392	1,715	6/15/07	8-40
Greenwood Parkway	Atlanta, GA	1	—	2,040	20,830	22,870	402	2,040	21,232	23,272	5,098	10/29/07	10-40
Westport	Central PA	1	9,993	2,376	27,081	29,457	—	2,376	27,081	29,457	5,554	1/9/08	10-40
6900 Riverport	Louisville, KY	1	1,670	751	4,131	4,882	62	750	4,194	4,944	824	9/17/08	10-40
7000 Riverport	Louisville, KY	1	2,633	1,124	6,821	7,945	199	1,124	7,020	8,144	1,711	9/17/08	3-40
7050 Riverport	Louisville, KY	1	1,446	672	3,862	4,534	8	672	3,870	4,542	1,029	9/17/08	5-40
7201 Riverport	Louisville, KY	1	2,676	1,130	6,614	7,744	225	1,130	6,839	7,969	1,453	9/17/08	3-40
South Columbia	Central Kentucky	1	11,758	730	25,092	25,822	(2)	730	25,090	25,820	6,201	6/25/10	4-40
Columbia Road	Cleveland, OH	1	8,818	2,525	17,337	19,862	3,943	2,525	21,280	23,805	2,424	6/25/10	6-40
200 Corporate Drive	Chicago, IL	1	9,044	925	18,937	19,862	—	925	18,937	19,862	2,926	6/25/10	8-40
Vickery Drive	Houston, TX	1	18,823	3,700	37,639	41,339	(1)	3,700	37,638	41,338	5,367	6/25/10	8-40
East 28th Avenue	Denver, CO	1	2,838	800	5,431	6,231	—	800	5,431	6,231	963	6/25/10	8-40

Total Industrial Properties		28	225,901	54,161	379,826	433,987	10,422	52,598	391,811	444,409	93,033

Dividend Capital Diversified Property Fund Inc. — (Continued)

Schedule III — Real Estate and Accumulated Depreciation

As of December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount Carried at December 31, 2012
Property	Market	No. of Buildings	Encumbrances (1)	Land	Building and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Building and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4)	Acquisition Date	Depreciable Life (years)
Retail Properties:
Bandera Road	San Antonio, TX	1	$21,500	$8,221	$23,472	$31,693	$349	$8,222	$23,820	$32,042	$5,150	2/1/07	5-45
Beaver Creek	Raleigh, NC	1	26,200	13,017	31,375	44,392	702	13,017	32,077	45,094	6,462	5/11/07	3-40
Centerton Square	Philadelphia, PA	1	67,800	26,488	76,838	103,326	587	26,488	77,425	103,913	16,548	5/11/07	4-57
Mt. Nebo	Pittsburgh, PA	1	16,000	9,371	16,214	25,585	(2,131)	9,502	13,952	23,454	1,500	5/11/07	4-40
CB Square	Jacksonville, FL	1	—	3,768	16,660	20,428	(967)	3,768	15,693	19,461	2,672	6/27/07	7-40
Braintree	New England	1	—	9,270	31,266	40,536	504	9,270	31,770	41,040	7,595	8/1/07	5-40
Holbrook	New England	1	—	4,590	14,724	19,314	191	4,590	14,915	19,505	4,146	8/1/07	5-40
Kingston	New England	1	10,574	8,580	12,494	21,074	635	8,580	13,129	21,709	3,773	8/1/07	5-40
Manomet	New England	1	—	1,890	6,480	8,370	250	1,890	6,730	8,620	1,745	8/1/07	5-40
Orleans	New England	1	14,307	8,780	23,683	32,463	148	8,780	23,831	32,611	4,569	8/1/07	4-40
Sandwich	New England	1	15,825	7,380	25,778	33,158	34	7,380	25,812	33,192	4,705	8/1/07	3-40
Wareham	New England	1	24,400	13,130	27,030	40,160	1,253	13,130	28,283	41,413	5,979	8/1/07	2-40
Abington	New England	1	4,888	14,396	594	14,990	—	14,396	594	14,990	420	8/1/07	8-63
Hyannis	New England	1	4,841	10,405	917	11,322	—	10,405	917	11,322	270	8/1/07	18-68
Rockland 201 Market	New England	1	—	2,417	86	2,503	—	2,417	86	2,503	86	8/1/07	35
Mansfield	New England	1	8,818	5,340	16,490	21,830	—	5,340	16,490	21,830	2,741	8/1/07	16-86
Meriden	New England	1	—	6,560	22,013	28,573	—	6,560	22,013	28,573	3,858	8/1/07	13-43
Weymouth	New England	1	—	5,170	19,396	24,566	(257)	4,913	19,396	24,309	4,528	8/1/07	19-40
Whitman 475 Bedford Street	New England	1	7,594	3,610	11,682	15,292	—	3,610	11,682	15,292	2,007	8/1/07	16-65
Brockton Eastway Plaza	New England	1	—	2,530	2,074	4,604	180	2,530	2,254	4,784	1,001	8/1/07	3-40
Cohasset	New England	1	—	3,920	7,765	11,685	283	3,920	8,048	11,968	1,953	8/1/07	3-40
Cranston	New England	1	—	1,810	4,233	6,043	109	1,810	4,342	6,152	1,800	8/1/07	2-40
Hanover	New England	1	—	1,490	5,084	6,574	—	1,490	5,084	6,574	1,249	8/1/07	5-40
Rockland 360-372 Market	New England	1	—	1,200	2,437	3,637	1	1,200	2,438	3,638	894	8/1/07	6-40
Brockton Westgate Plaza	New England	1	—	3,650	6,507	10,157	—	3,650	6,507	10,157	1,921	8/1/07	11-40
Harwich	New England	1	6,155	5,290	8,814	14,104	—	5,290	8,814	14,104	1,421	10/18/07	21-40
New Bedford	New England	1	8,538	3,790	11,152	14,942	—	3,790	11,152	14,942	1,721	10/18/07	22-40
Norwell	New England	1	6,546	5,850	14,547	20,397	—	5,850	14,547	20,397	2,403	10/18/07	15-65
Greater DC Retail	Washington, DC	1	39,680	19,779	42,515	62,294	186	19,781	42,699	62,480	11,189	4/6/09	5-40
Springdale	New England	1	—	8,850	—	8,850	3,741	11,866	725	12,591	121	2/18/11	6-62
Saugus	New England	1	—	3,783	9,677	13,460	37	3,783	9,714	13,497	1,835	3/17/11	3-40

Total Retail Properties		31	283,666	224,325	491,997	716,322	5,835	227,218	494,939	722,157	106,262

Grand Total		109	$1,242,249	$516,350	$2,256,185	$2,772,535	$47,015	$517,681	$2,301,869	$2,819,550	$482,782

(1)	Encumbrances represents mortgage debt principal balances encumbering each property as of December 31, 2012.
(2)	Building and improvements include intangible lease assets.
(3)	As of December 31, 2012, the aggregate cost for federal income tax purposes of investments in real property was approximately $2.6 billion (unaudited).
(4)	Amount is presented net of impairments and other write-offs of tenant-related assets that were recorded at acquisition as part of our purchase price accounting. Such write-offs are the results of lease expirations and terminations.

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2012, 2011, and 2010 (amounts in thousands):

	2012	2011	2010
Investments in real estate:
Balance at the beginning of the year	$2,724,684	$2,858,307	$1,685,572
Acquisitions of operating properties	128,258	21,825	1,402,950
Improvements	18,405	18,944	2,284
Basis of operating properties disposed of	(46,097)	(150,892)	(228,599)
Impairment of real property	(5,700)	(23,500)	(3,900)

Balance at the end of the year	$2,819,550	$2,724,684	$2,858,307

Accumulated depreciation:
Balance at the beginning of the year	$361,357	$247,608	$146,164
Net additions charged to costs and expenses	121,425	113,749	101,444

Balance at the end of the year	$482,782	$361,357	$247,608